As filed with the Securities and Exchange Commission on January 10, 2003
Registration No. 333-88460

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 2
to

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Quadriga Superfund, L.P. — Series A and Series B

(Exact name of registrant as specified in its charter)

Delaware	**6799**
(State of Organization)	*(Primary Standard Industrial Classification Number)*
98-0375395	
(I.R.S. Employer Identification Number)	

	Christian Baha
Le Marquis Complex, Unit 5 **PO Box 1479** **Grand Anse** **St. George's, Grenada** **West Indies** **(473) 439- 2418**	**Le Marquis Complex, Unit 5** **PO Box 1479** **Grand Anse** **St. George's, Grenada** **West Indies** **(473) 439-2418**
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	*(Name, address, including zip code, and telephone number, including area code, of agent for service)*

Copy to:

Jeffry M. Henderson
Douglas E. Arend
Henderson & Lyman
175 West Jackson Boulevard, Suite 240
Chicago, Illinois 60604
(312) 986-6960

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act") check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Being Offered	Amount Being Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
Series A and Series B Units	$200,000,000 200,000 Units	$1,000	$200,000,000	$18,400

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

(1) Offering price and registration fee based upon the initial offering price per Unit in accordance with Rule 457(d).

Registration of $200,000,000 aggregate principal amount (200,000 Units) allocated between Series A and Series B based on subscriber demand.

PART ONE — DISCLOSURE DOCUMENT

QUADRIGA SUPERFUND, L.P. SERIES A AND SERIES B

$200,000,000

UNITS OF LIMITED PARTNERSHIP INTEREST

The Offering

Quadriga Superfund, L.P. is offering two separate series of limited partnership units, designated Series A and Series B, in an aggregate offering amount of up to $200,000,000 for both Series A and Series B together. The two Series will be traded and managed the same way except for the degree of leverage. The assets of each Series will be segregated from the other Series and each Series will be offered separately.

The Units of each Series will be offered at a price of $1,000 per unit for the initial closing, and at net asset value per unit thereafter. Units will be available on the last day of each month. No up-front underwriting discount or commission will be taken. The selling agents will use their best efforts to sell the Units offered. The offering will be conducted on a continuous basis until all Units have been sold.

The Risks

These are speculative securities. BEFORE YOU DECIDE WHETHER TO INVEST, READ THIS ENTIRE PROSPECTUS CAREFULLY AND CONSIDER "THE RISKS YOU FACE" ON PAGE 7.

- Each Series is speculative and is leveraged from time to time.
- Performance can be volatile and the net asset value per unit may fluctuate significantly in a single month.
- You could lose all or substantially all of your investment in each Series.
- Quadriga Capital Management has total trading authority over each Series. The use of a single advisor could mean lack of diversification and, consequently, higher risk.
- There is no secondary market for the Units, and none is expected to develop. While the Units have redemption rights, there are restrictions. For example, redemptions can occur only at the end of a month. See "Distributions and Redemptions."
- Transfers of interest in the Units are subject to limitations, such as 30 days' advance written notice of any intent to transfer. Also, Quadriga Capital Management may deny a request to transfer if it determines that the transfer may result in adverse legal or tax consequences for a Series. See "Limited Partnership Agreement."
- Substantial expenses must be offset by trading profits and interest income for each Series to be profitable.
- No U.S. regulatory authority or exchange has the power to compel the enforcement of the rules of a foreign board of trade or any applicable foreign laws.

Investors are required to make representations and warranties in connection with their investment. Each investor is encouraged to discuss the investment with his/her individual financial and tax adviser.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS IS IN TWO PARTS: A DISCLOSURE DOCUMENT AND A STATEMENT OF ADDITIONAL INFORMATION. THESE PARTS ARE BOUND TOGETHER, AND BOTH CONTAIN IMPORTANT INFORMATION.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

QUADRIGA CAPITAL MANAGEMENT, INC.
General Partner

Prospectus dated January 10, 2003

COMMODITY FUTURES TRADING COMMISSION
RISK DISCLOSURE STATEMENT

YOU SHOULD CAREFULLY CONSIDER WHETHER YOUR FINANCIAL CONDITION PERMITS YOU TO PARTICIPATE IN A COMMODITY POOL. IN SO DOING, YOU SHOULD BE AWARE THAT FUTURES AND OPTIONS TRADING CAN QUICKLY LEAD TO LARGE LOSSES AS WELL AS GAINS. SUCH TRADING LOSSES CAN SHARPLY REDUCE THE NET ASSET VALUE OF THE POOL AND CONSEQUENTLY THE VALUE OF YOUR INTEREST IN THE POOL. IN ADDITION, RESTRICTIONS ON REDEMPTIONS MAY AFFECT YOUR ABILITY TO WITHDRAW YOUR PARTICIPATION IN THE POOL.

FURTHER, COMMODITY POOLS MAY BE SUBJECT TO SUBSTANTIAL CHARGES FOR MANAGEMENT, AND ADVISORY AND BROKERAGE FEES. IT MAY BE NECESSARY FOR THOSE POOLS THAT ARE SUBJECT TO THESE CHARGES TO MAKE SUBSTANTIAL TRADING PROFITS TO AVOID DEPLETION OR EXHAUSTION OF THEIR ASSETS. THIS DISCLOSURE DOCUMENT CONTAINS A COMPLETE DESCRIPTION OF EACH EXPENSE TO BE CHARGED THIS POOL AT PAGE 4 AND A STATEMENT OF THE PERCENTAGE RETURN NECESSARY TO BREAK EVEN, THAT IS, TO RECOVER THE AMOUNT OF YOUR INITIAL INVESTMENT, AT PAGE 4.

THIS BRIEF STATEMENT CANNOT DISCLOSE ALL THE RISKS AND OTHER FACTORS NECESSARY TO EVALUATE YOUR PARTICIPATION IN THIS COMMODITY POOL. THEREFORE, BEFORE YOU DECIDE TO PARTICIPATE IN THIS COMMODITY POOL, YOU SHOULD CAREFULLY STUDY THIS DISCLOSURE DOCUMENT, INCLUDING A DESCRIPTION OF THE PRINCIPAL RISK FACTORS OF THIS INVESTMENT, AT PAGE 7.

YOU SHOULD ALSO BE AWARE THAT THIS COMMODITY POOL MAY TRADE FOREIGN FUTURES OR OPTIONS CONTRACTS. TRANSACTIONS ON MARKETS LOCATED OUTSIDE THE UNITED STATES, INCLUDING MARKETS FORMALLY LINKED TO A UNITED STATES MARKET, MAY BE SUBJECT TO REGULATIONS WHICH OFFER DIFFERENT OR DIMINISHED PROTECTION TO THE POOL AND ITS PARTICIPANTS. FURTHER, UNITED STATES REGULATORY AUTHORITIES MAY BE UNABLE TO COMPEL THE ENFORCEMENT OF THE RULES OF REGULATORY AUTHORITIES OR MARKETS IN NON-UNITED STATES JURISDICTIONS WHERE TRANSACTIONS FOR THE POOL MAY BE EFFECTED.

THIS PROSPECTUS DOES NOT INCLUDE ALL OF THE INFORMATION OR EXHIBITS IN EACH SERIES' REGISTRATION STATEMENT. YOU CAN READ AND COPY THE ENTIRE REGISTRATION STATEMENT AT THE PUBLIC REFERENCE FACILITIES MAINTAINED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC") IN WASHINGTON, D.C. EACH SERIES FILES QUARTERLY AND ANNUAL REPORTS WITH THE SEC. YOU CAN READ AND COPY THESE REPORTS AT THE SEC PUBLIC REFERENCE FACILITY IN WASHINGTON, D.C. PLEASE CALL THE SEC AT 1-800-SEC-0300 FOR FURTHER INFORMATION. EACH SERIES' FILINGS WILL BE POSTED AT THE SEC WEBSITE AT HTTP://WWW.SEC.GOV.

QUADRIGA CAPITAL MANAGEMENT, INC.
General Partner

LE MARQUIS COMPLEX, UNIT 5
PO BOX 1479
GRAND ANSE
ST. GEORGE'S, GRENADA
WEST INDIES
(473) 439-2418

Organizational Chart

The organizational chart below illustrates the relationships among the various service providers of this offering. Quadriga Capital Management is both the general partner and trading advisor for each Series. The selling agents (other than Quadriga Asset Management, Inc.) and clearing brokers are not affiliated with Quadriga Capital Management or each Series.


Christian Baha
100% owner
66% owner
Quadriga Capital Management, Inc. (1) (General Partner and Trading Advisor)
Quadriga Asset Management, Inc. (Introducing Broker and Broker-Dealer)
(2)
Selling Agreement
Investors
(3)
Quadriga Superfund, L.P. (Issuer)
Additional Selling Agreements
Clearing Agreements
Introducing Broker Agreements
Clearing Firms
Members of Selling Group

(1) Quadriga Capital Management presently serves as commodity pool operator for one other commodity pool.

(2) If no Units are sold publicly, Quadriga Capital Management would have a 100% ownership interest in Quadriga Superfund. If the maximum number of Units are sold publicly, Quadriga Capital Management would have a 1% ownership interest.

(3) If no Units are sold publicly, investors (except for Quadriga Capital Management) would have no ownership interest in Quadriga Superfund. If the maximum number of Units are sold publicly, investors would have a 99% ownership interest.

TABLE OF CONTENTS

EXHIBITS

An electronic version of this Prospectus is available on a special web site (http://www.superfund.com) being maintained by Quadriga Capital Management, Inc.

SUMMARY

General

Quadriga Superfund, L.P. is offering two separate series of limited partnership units: Quadriga Superfund, L.P. Series A and Quadriga Superfund, L.P. Series B. Each Series trades speculatively in the U.S. and international futures and equity markets. Specifically, each Series trades in a portfolio of approximately 100 futures markets using a fully automated computerized trading system developed by Christian Baha, President of Quadriga Capital Management, Inc., a Grenada corporation and general partner of the Partnership and Christian Halper, Chief Technology Officer of affiliates of Quadriga Capital Management. This trading system is licensed to Quadriga Capital Management on a non-exclusive basis. This system automatically initiates buy and sell trading signals and monitors relevant risk factors on the markets traded in the United States, Canada, Mexico, Europe and Asia. Each Series' strategy is based on the implementation of a four-point philosophy consisting of (i) market diversification, (ii) technical analysis, (iii) trend-following, and (iv) money management. Quadriga Capital Management may also formulate new approaches to carry out the overall investment objective of each Series. Quadriga Capital Management currently manages one private commodity pool and anticipates that it will continue to manage the affairs of Quadriga Superfund once it commences operations. Quadriga Capital Management also reserves the right to trade other new pools and or funds.

The leverage and trading methodology employed with respect to Series A will be the same as that for Quadriga AG, a private non-U.S. fund managed by Quadriga Fund Management, Inc., an affiliate of Quadriga Capital Management. The leverage and trading methodology employed with respect to Series B will be the same as that for Quadriga Global Consolidated Trust, a private non-U.S. fund also managed by Quadriga Fund Management. Series B will be leveraged approximately 1.5 times Series A. Performance information for both of these private funds is shown beginning on page 15 of the Prospectus.

Each Series trades in approximately 100 futures markets globally, including both commodity and financial futures. The approximate allocation between Sectors is: currencies, 18%; livestock, 5%; agricultural, 10%; metals, 10%; interest rate, 12%; energy, 13%; stock indices, 18%; and grains, 14%. Each Series will emphasize instruments with low correlation and high liquidity for order execution.

The proprietary software technology embodied in the Quadriga Capital Management's trading system examines a broad array of investments around the world to identify possible opportunities that fit within the Quadriga Capital Management's narrow selection criteria. This methodology primarily uses trend-following technical trading strategies. The duration of these trends vary from days to months. The technology isolates market patterns that offer high reward to risk potential based on historical data. Once potential trades are identified, the system applies additional filters with respect to trend and volatility analysis. Finally, prior to generating definite buy or sell signals, the program takes in consideration macro variables such as overall risk capital and portfolio volatility. All transactions are then executed using a fully automated computerized system. While it is anticipated that each Series will invest primarily in global futures and equities, each Series has broad and flexible investment authority. Accordingly, each Series' assets may at any time include long or short positions in U.S. or foreign publicly traded or privately issued common stocks, preferred stocks, stock warrants and rights, corporate debt, bonds, notes or other debentures, convertible securities, swaps, options, futures contracts and other derivative instruments. Additionally, Quadriga Capital Management may utilize leverage to both enhance performance and hedge positions.

The following summary provides a review in outline form of certain important aspects of an investment in each Series.

Plan of Distribution

How to Subscribe for Units

- Investors must submit subscriptions at least five business days prior to the applicable month-end closing date. Approved subscriptions will be accepted once payments are received and cleared at the applicable month-end net asset value for the respective Series.

1

- Each Series will accept subscriptions throughout the continuing offering period, which can be terminated by Quadriga Capital Management at any time. Quadriga Capital Management has no present intention to terminate the offering.

- Interest earned while subscriptions are being processed will either be paid to subscribers in the form of additional Units or will be returned in cash to those whose applications are rejected.

- The selling agents will use their best efforts to sell the Units offered, without any firm underwriting commitment. Quadriga Capital Management is also offering Units through a special website (http://www.superfund.com) which contains an electronic version of this Prospectus. Investors are required to make representations and warranties regarding their suitability to purchase the Units in the Subscription Agreement and Power of Attorney. Read the Subscription Agreement and Power of Attorney as well as this Prospectus carefully before you decide whether to invest.

Who May Invest in Each Series

Minimum initial investment is $5,000 per Series. Persons that become limited partners by holding Units in a particular Series may make additional investments in that same Series of at least $1,000.

Is the Quadriga Superfund a Suitable Investment for You?

An investment in each Series is speculative and involves a high degree of risk. Each Series is not a complete investment program. Quadriga Capital Management offers each Series as a diversification opportunity for an investor's entire investment portfolio, and therefore an investment in each Series should only be a limited portion of the investor's portfolio. You must, at a minimum, have:

(1) a net worth of at least $150,000, exclusive of home, furnishings and automobiles; or

(2) a net worth, similarly calculated, of at least $45,000 and an annual gross income of at least $45,000.

A number of jurisdictions in which the Units are offered impose higher minimum suitability standards on prospective investors. These suitability standards are, in each case, regulatory minimums only, and merely because you meet such standards does not mean that an investment in the Units is suitable for you. YOU MAY NOT INVEST MORE THAN 10% OF YOUR NET WORTH, EXCLUSIVE OF HOME, FURNISHINGS AND AUTOMOBILES, IN THE LIMITED PARTNERSHIP.

Risk Factors You Should Consider Before Investing in Either Series

- Each Series is a highly volatile and speculative investment. There can be no assurance that each Series will achieve its objectives or avoid substantial losses. You must be prepared to lose all or substantially all of your investment.

- For every gain made in a futures, forward or swap transaction, the opposing side of that transaction will have an equal and offsetting loss. Quadriga Capital Management has from time to time in the past incurred losses in trading on behalf of its clients. Quadriga Capital Management expects that performance for each Series may be volatile. Although investments managed by Quadriga Capital Management have produced profits in the past, it is anticipated that each Series will likely experience drawdowns in the future.

- Each Series trades in futures and forward contracts. Therefore, each Series is a party to financial instruments with elements of off-balance sheet market risk, including market volatility and possible illiquidity. There is also a credit risk that a counterparty will not be able to meet its obligations to each Series.

- There is presently no secondary market for Units of each Series and it is not anticipated that any such market will develop.

- Each Series is subject to numerous conflicts of interest including the following:

    (1) Quadriga Capital Management is both the general partner and trading advisor of each Series and its fees and services have not been negotiated at arm's length;

    (2) Quadriga Capital Management, each Series' clearing brokers and their respective principals and affiliates, may trade in the futures and forward markets for their own accounts and may take positions opposite or ahead of those taken for each Series. For the same reasons, Quadriga Capital Management has a disincentive to add or replace advisors, even if doing so may be in the best interests of each Series; and

    (3) Quadriga Capital Management presently operates one other commodity pool and its principals are not obligated to devote any minimum amount of time to Quadriga Superfund.

- Limited Partners take no part in the management of each Series and although Quadriga Capital Management is an experienced professional manager, past performance is not necessarily indicative of future results.

- Quadriga Capital Management will be paid a monthly management fee of $1/12$ of 1.85% of the monthly net asset value (1.85% annually) for each Series, regardless of profitability. Quadriga Capital Management will also be paid monthly performance fees equal to 25% of aggregate cumulative net appreciation of each Series above its previous highest value, excluding interest income, in net asset value, if any.

- Each Series is a single-advisor fund which may be inherently more volatile than multi-advisor managed futures products.

- Although each Series is liquid compared to other "alternative" investments such as real estate or venture capital, liquidity is restricted, as the Units may only be redeemed on a monthly basis, upon ten business days' written notice. You may transfer or assign your Units after 30 days' advance notice, and only with the consent of Quadriga Capital Management which may not be given if such transfer may result in adverse legal or tax consequences for a Series.

- Even though each Series does not intend to make distributions, you will be liable for taxes on your share of the Series which you invest trading profits and other income. For U.S. federal income tax purposes, if the Series in which you invest has taxable income for any year, that income will be taxable to you in accordance with your allocable share of income from the Series in which you invest even though Quadriga Capital Management does not presently intend to make distributions from either Series.

Investment Factors You Should Consider Before Investing in Either Series

- Each Series is a leveraged investment fund managed by an experienced, professional trading advisor and it trades in a wide range of futures and forward markets.

- Quadriga Capital Management utilizes a proprietary, fully systematic trading system for each Series.

- Each Series has the potential to help diversify traditional securities portfolios. A diverse portfolio consisting of assets that perform in an unrelated manner, or non-correlated assets, may increase overall return and/or reduce the volatility (a primary measure of risk) of a portfolio. However, non-correlation will not provide any diversification advantages unless the non-correlated assets are outperforming other portfolio assets, and there is no guarantee that each Series will outperform other sectors of an investor's portfolio or not produce losses. Each Series' profitability also depends on the success of Quadriga Capital Management trading techniques. If each Series is unprofitable, then it will not increase the return on an investor's portfolio or achieve its diversification objectives.

- Investors in each Series get the advantage of limited liability in highly leveraged trading.

Quadriga Capital Management, Inc.

Quadriga Capital Management, Inc., a Grenada corporation and the general partner and trading advisor for each Series, administers each Series as well as directs its trading. Affiliates of Quadriga Capital Management manage various offshore investment funds with strategies substantially similar to that of each Series.

Charges to Each Series

Each Series' charges are substantial and must be offset by trading gains and interest income in order to avoid depletion of each Series' assets.

Quadriga Capital Management, Inc.

- 1.85% annual management fee ($1/12$ of 1.85% payable monthly) for each Series.

- 25% of new appreciation in each Series' net assets computed on a monthly basis and excluding interest income and as adjusted for subscriptions and redemptions.

- 1% of net assets in each Series per year ($1/12$ of 1% payable monthly) for organization and offering expenses incurred in the initial and continuous offering.

Dealers and Others

- An annual selling commission of 4% of the proceeds of the offering for each Series will be paid to Quadriga Asset Management, Inc. an affiliate of Quadriga Capital Management, in monthly installments of $1/12$ of 4% of the month end net asset value of each Series.

- Operating expenses such as legal, auditing, administration, printing and postage, up to a maximum of 0.15% of net assets per year of each Series payable in monthly installments of $1/12$ of 0.15% of the month end net asset value of each Series.

- $25.00 per round-turn transaction for brokerage fees; for Units sold by Quadriga Asset Management, a portion will be paid to the clearing broker for execution and clearing costs, and the balance will paid to Quadriga Asset Management.

- "Bid-ask" spreads and prime brokerage fees for off-exchange contracts.

Breakeven Analysis

The following tables show the fees and expenses that an investor would incur on an initial investment of $5,000 in Quadriga Superfund and the amount that such investment must earn to break even after one year.

Series A

Routine Expenses	Percentage Return Required Initial Twelve Months of Investment	Dollar Return Required ($5,000 Initial Investment) Initial Twelve Months of Investment
Management Fees	1.85%	$ 92.50
General Partner Performance Fees(1)	25.00%	$ 0
Selling Commissions	4.00%	$200.00
Offering Expenses	1.00%	$ 50.00
Operating Expenses	0.15%	$ 7.50
Brokerage Fees(2)	3.75%	$187.50
Redemption Charges(3)	0%	$ 0
Less Interest Income	4.00%	$200.00
TWELVE-MONTH BREAKEVEN	6.75%	$337.50

(1) No performance fees will be charged until breakeven costs are met.

(2) Assumes 1,500 round-turn transactions per million dollars per year at a rate of $25 per transaction.*

(3) No additional charges or fees are proposed on redemption of Units.

Series B

Routine Expenses	Percentage Return Required Initial Twelve Months of Investment	Dollar Return Required ($5,000 Initial Investment) Initial Twelve Months of Investment
Management Fees	1.85%	$ 92.50
General Partner Performance Fees(1)	25.00%	$ 0
Selling Commissions	4.00%	$200.00
Offering Expenses	1.00%	$ 50.00
Operating Expenses	0.15%	$ 7.50
Brokerage Fees(2)	5.63%	$281.50
Redemption Charges(3)	0%	$ 0
Less Interest Income	4.00%	$200.00
TWELVE-MONTH BREAKEVEN	8.63%	$431.50

(1) No performance fees will be changed until breakeven costs are met.

(2) Assumes 2,250 round-turn transactions per million dollars per year at a rate of $25 per transaction.*

(3) No additional charges or fees are proposed on redemption of Units.

* In no instance will the total of all fees computed on a net asset basis exceed 20% per annum for either Series A or Series B.

Distributions and Redemptions

Each Series is intended to be a medium- to long-term, i.e., 3- to 5-year, investment. Units are transferable, but no market exists for their sale and none is expected to develop. Monthly redemptions are permitted upon ten (10) business days' written notice to Quadriga Capital Management which may deny a request to transfer if it determines that the transfer may result in adverse legal or tax consequences for each Series but not a redemption request submitted in good form and in a timely manner. Quadriga Capital Management does not intend to make any distributions. Upon written request, an investment in either Series may be exchanged for an investment in the other Series at the then applicable respective net asset values of each Series.

Federal Income Tax Aspects

In the opinion of Henderson & Lyman, counsel to Quadriga Superfund, will be classified as a partnership for federal income tax purposes and will not be considered a publicly-traded partnership taxable as a corporation for federal income tax purposes. As such, whether or not Quadriga Capital Management has distributed any cash to the Limited Partners, each Limited Partner must report his or her allocable share of items of income, gain, loss and deduction of each Series and is individually liable for income tax on such share. To the extent each Series invests in futures and other commodity contracts, gain or loss on which will, depending on the contracts traded, constitute a mixture of: 1) ordinary income or loss; and/or 2) capital gain or loss. Trading losses of each Series, which will generally constitute capital losses, may only be available to offset a limited amount of interest income allocated to the Limited Partners of such Series. Although each Series treats the management fees and performance fees paid to Quadriga Capital Management as ordinary expenses, such expenses may be subject to restrictions on deductibility for federal income tax purposes or be treated as non-deductible syndication costs by the Internal Revenue Service.

Fees to be Paid by Quadriga Superfund

Recipient	Percentage
Quadriga Capital Management	
Management Fee...	1.85%
Performance Fee	25.00%
Organization and Offering Expenses.........................	1.00%
Operating Expenses.....................................	0.15%
Quadriga Asset Management	
Sales Commission	4.00%

Above amounts are annualized and paid monthly in arrears at 1/12 the rates shown.

Each Series will be charged a brokerage commission for execution and brokerage services of $25.00 per round-turn transaction plus applicable National Futures Association and exchange fees. For Units sold by Quadriga Asset Management, a portion of this commission will be paid to the clearing broker and the balance will be paid to Quadriga Asset Management. Such brokerage commissions are estimated to be approximately 3.75% for Series A and 5.63% for Series B. In no instance will the total of all fees computed on a net asset basis exceed 20% per annum for either Series A or Series B.

THE RISKS YOU FACE

Market Risks

Possible Total Loss of an Investment in each Series

Futures and forward contracts have a high degree of price variability and are subject to occasional rapid and substantial changes. Consequently, you could lose all or substantially all of your investment in each Series.

Each Series Will be Highly Leveraged

Because the amount of margin funds necessary to be deposited with a clearing broker in order to enter into a futures or forward contract position is typically about 2% to 10% of the total value of the contract, each Series will be able to hold positions with face values equal to several times each Series' net assets. The ratio of margin to equity for Series A is approximately 20% and approximately 30% for Series B, but each Series can range from 10% to 50% due to factors such as market volatility and changes in margin requirements. As a result of this leveraging, even a small movement in the price of a contract can cause major losses. Quadriga Capital Management will monitor the leverage of each Series regularly but is not limited by the amount of leverage it may employ, except that Series A will be leveraged less than Series B.

Illiquidity of Your Investment

There is no secondary market for the Units. While the Units have redemption rights, there are restrictions. For example, redemptions can occur only at the end of a month. If a large number of redemption requests were to be received at one time, each Series might have to liquidate positions to satisfy the requests. Such a forced liquidation could adversely affect each Series and consequently your investment. Transfers of the Units are subject to limitations, such as 30 days' advance written notice of any intent to transfer. Also, Quadriga Capital Management may deny a request to transfer if it determines that the transfer may result in adverse legal or tax consequences for each Series. See "Quadriga Superfund, L.P. Limited Partnership Agreement — Dispositions."

Market Illiquidity

Futures and forward positions cannot always be liquidated at the desired price. It is difficult to execute a trade at a specific price when there is a relatively small volume of buy and sell orders in a market. A market disruption, such as when foreign governments may take or be subject to political actions which disrupt the markets in their currency or major exports, can also make it difficult to liquidate a position. Unexpected market illiquidity has caused major losses in recent years in such sectors as emerging markets and mortgage-backed securities. There can be no assurance that the same will not happen to each Series at any time or from time to time. The large size of the positions which Quadriga Capital Management anticipates acquiring for each Series increases the risk of illiquidity by both making its positions more difficult to liquidate and increasing the losses incurred while trying to do so.

Forward Transactions are Not Regulated and are Subject to Credit Risk

Each Series trades forward contracts in foreign currencies. Forward contracts are typically traded through a dealer market which is dominated by major money center banks and is not regulated by the Commodity Futures Trading Commission. Thus, you do not receive the protection of CFTC regulation or the statutory scheme of the Commodity Exchange Act in connection with this trading activity by each Series. Also, each Series faces the risk of non-performance by the counterparties to the forward contracts and such non-performance may cause some or all of your gain to be unrealized.

Non-Correlated, Not Negatively Correlated, Performance Objective

Historically, managed futures have been generally non-correlated to the performance of other asset classes such as stocks and bonds. Non-correlation means that there is no statistically valid relationship between the past performance of futures and forward contracts on the one hand and stocks or bonds on the other hand. Non-correlation should not be confused with negative correlation, where the performance of two asset classes would be exactly opposite. Because of this non-correlation, each Series cannot be expected to be automatically profitable during unfavorable periods for the stock market, or vice versa. The futures, forward and swap markets are fundamentally different from the securities markets in that for every gain made in a futures, forward or swap transaction, the opposing side of that transaction will have an equal and off-setting loss. If each Series does not perform in a manner non-correlated with the general financial markets or does not perform successfully, you will obtain no diversification benefits by investing in the Units and each Series may have no gains to offset your losses from other investments.

Foreign Currency Trading

Cash foreign currency markets are substantially unregulated and price movements in such markets are caused by many unpredictable factors including general economic and financial conditions, governmental policies, national and international political and economic events, and changes in interest rates. Such factors combined with the lack of regulation could expose Quadriga Superfund to significant losses which it might otherwise have avoided.

Positions in cash foreign currencies can be established using less margin than is typical for futures contracts. Thus, a small movement in the price of the underlying currency can result in a substantial price movement relative to the margin deposit. In addition, cash foreign currencies are traded through a dealer market and not on an exchange. This presents the risks of both counterparty creditworthiness and possible default or bankruptcy by the counterparty.

Trading Risks

Quadriga Capital Management Analyzes Only Technical Market Data, Not Any Economic Factors External to Market Prices

The trading systems that will be used by the General Partner for each Series are technical, trend-following methods involving instruments that are not historically correlated with each other. The profitability of trading under these systems depends on, among other things, the occurrence of significant price trends which are sustained movements, up or down, in futures and forward prices. Such trends may not develop; there have been periods in the past without price trends in certain markets. The likelihood of the Units being profitable could be materially diminished during periods when events external to the markets themselves have an important impact on prices. During such periods, the General Partner's historic price analysis could establish positions on the wrong side of the price movements caused by such events.

Speculative Position Limits May Alter Trading Decisions for Each Series

The CFTC has established limits on the maximum net long or net short positions which any person may hold or control in certain futures contracts. Exchanges also have established such limits. All accounts controlled by the General Partner, including the account of each Series, are combined for speculative position limit purposes. If positions in those accounts were to approach the level of the particular speculative position limit, such limits could cause a modification of the General Partner's trading decisions for each Series or force liquidation of certain futures positions.

Increase in Assets Under Management May Affect Trading Decisions

The more assets the General Partner manages, the more difficult it may be for the Advisor to trade profitably because of the difficulty of trading larger positions without adversely affecting prices and performance. Accordingly, such increases in equity under management may require the General Partner to modify its trading decisions for each Series which could have a detrimental effect on your investment.

Each Series' Trading is Not Transparent

The General Partner makes each Series' trading decisions. While the General Partner receives daily trade confirmations from the clearing broker, only a Series' net trading results are reported to Limited Partners and only on a monthly basis. Accordingly, an investment in each Series does not offer Limited Partners the same transparency, i.e., an ability to review all investment positions daily, that a personal trading account offers.

Tax Risks

Investors are Taxed Based on Their Share of Profits in Each Series

Investors are taxed each year on their share of each Series' profits, if any, irrespective of whether they redeem any Units or receive any cash distributions from each Series. All performance information included in this prospectus is presented on a pre-tax basis; investors who experience such performance may have to redeem Units or pay the related taxes from other sources.

Tax Could be Due From Investors on Their Share of Each Series' Ordinary Income Despite Overall Losses

Investors may be required to pay tax on their allocable share of each Series' ordinary income, which in the case of each Series is each Series' interest income and gain on some foreign futures contracts, even though each Series incurs overall losses. Capital losses can be used only to offset capital gains and $3,000 of ordinary income each year. Consequently, if an investor were allocated $5,000 of ordinary income and $10,000 of capital losses, the investor would owe tax on $2,000 of ordinary income even though the investor would have a $5,000 loss for the year. The $7,000 capital loss carry forward could be used in subsequent years to offset capital gain and ordinary income, but subject to the same annual limitation on its deductibility against ordinary income.

Deductibility of Brokerage and Performance Fees

Although each Series treats the brokerage fees and performance fees paid and other expenses of such Series as ordinary and necessary business expenses, upon audit each Series may be required to treat such fees as "investment advisory fees" if each Series' trading activities were determined to not constitute a trade or business for tax purposes. If the expenses were investment advisory expenses, a Limited Partner's tax liability would likely increase. In addition, upon audit, a portion of the brokerage fees might be treated as a non-deductible syndication cost or might be treated as a reduction in each Series' capital gain or as an increase in each Series' capital loss. If the brokerage fees were so treated, a Limited Partner's tax liability would likely increase.

Other Risks

Fees and Commissions are Charged Regardless of Profitability and are Subject to Change

Each Series is subject to substantial charges payable irrespective of profitability in addition to performance fees which are payable based on each Series' profitability. Included in these charges are management, organization and offering, and brokerage fees and operating expenses. On each Series' forward trading, "bid-ask" spreads and prime brokerage fees are incorporated into the pricing of each Series' forward and swap contracts, respectively, by the counterparties in addition to the brokerage fees paid by each Series. It is not possible to quantify the "bid-ask" spreads and prime brokerage fees paid by each Series because each Series cannot determine the profit its counterparty is making on its forward and swap transactions. Such spreads can at times be significant. In addition, while currently not contemplated, the Quadriga Superfund, L.P. Limited Partnership Agreement allows for changes to be made to the brokerage fee and performance fee with respect to each Series upon sixty days' notice to the Limited Partners of such Series.

Failure of Brokerage Firms; Disciplinary History of Clearing Brokers

The Commodity Exchange Act requires a clearing broker to segregate all funds received from customers from such broker's proprietary assets. If any of the clearing brokers fails to do so, the assets of each Series might not be fully protected in the event of the bankruptcy of the clearing broker. Furthermore, in the event of any of the clearing broker's bankruptcy, each Series could be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing broker's combined customer accounts, even though certain property specifically traceable to each Series (for example, Treasury bills deposited by each Series with the clearing broker as margin) was held by the clearing broker. The clearing brokers have been the subject of certain regulatory and private causes of action in the past and may be again in the future. Such actions could affect the ability of a clearing firm to conduct its business. See "The Clearing Brokers." Furthermore, dealers in forward contracts are not regulated by the Commodity Exchange Act and are not obligated to segregate customer assets. As a result, you do not have such basic protections in forward contracts.

Investors Must Not Rely on Past Performance of Quadriga Capital Management in Deciding Whether to Buy Units

The future performance of each Series is not predictable, and no assurance can be given that each Series will perform successfully in the future. Past performance of a trading program is not necessarily indicative of future results.

Conflicts of Interest

Quadriga Capital Management has a conflict of interest because it acts as the general partner and sole trading advisor for each Series. Since Quadriga Capital Management acts as both trading advisor and general partner, it is very unlikely that its advisory contract will be terminated by each Series. The fees payable to Quadriga Capital Management were established by it and were not the subject of arm's-length negotiation. Furthermore, the fact that Quadriga Asset Management is an affiliate of Quadriga Capital Management presents the possibility of Quadriga Capital Management increasing the level of trading to generate greater commission income for Quadriga Asset Management. See "Conflicts of Interest."

Lack of Independent Experts Representing Investors

Quadriga Capital Management has consulted with counsel, accountants and other experts regarding the formation and operation of each Series. No counsel has been appointed to represent the Limited Partners in connection with the offering of the Units. Accordingly, each prospective investor should consult his own legal, tax and financial advisers regarding the desirability of an investment in each Series.

Reliance on Quadriga Capital Management

Quadriga Capital Management acts as general partner to one other commodity pool. Also, the incapacity of Quadriga Capital Management's principals could have a material and adverse effect on Quadriga Capital Management's ability to discharge its obligations under the Partnership Agreement. Neither Quadriga Capital Management nor its principals are under any obligation to devote a minimum amount of time to Quadriga Superfund, which is the first publicly-offered fund managed by Quadriga Capital Management.

Possibility of Termination of Each Series Before Expiration of its Stated Term

As general partner, Quadriga Capital Management may withdraw from each Series upon 120 days' notice, which would cause each Series to terminate unless a substitute general partner was obtained. Other events, such as a long-term substantial loss suffered by each Series, could also cause each Series to terminate before the expiration of its stated term. This could cause you to liquidate your investments and upset the overall maturity and timing of your investment portfolio. If the registrations with the CFTC or memberships in the National Futures Association of Quadriga Capital Management or the clearing brokers were revoked or suspended, such entity would no longer be able to provide services to each Series.

Each Series is Not a Regulated Investment Company

Although each Series and Quadriga Capital Management are subject to regulation by the CFTC, each Series is not an investment company subject to the Investment Company Act of 1940. Accordingly, you do not have the protections afforded by that statute which, for example, require investment companies to have a majority of disinterested directors and regulate the relationship between the adviser and the investment company.

Proposed Regulatory Change is Impossible to Predict

The futures markets are subject to comprehensive statutes, regulations and margin requirements. In addition, the CFTC and the exchanges are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily price limits and the suspension of trading. The regulation of futures and forward transactions in the United States is a rapidly changing area of law and is subject to modification by government and judicial action. In addition, various national governments have expressed concern regarding the disruptive effects of speculative trading in the currency markets and the need to regulate the "derivatives" markets in general. The effect of any future regulatory change on each Series is impossible to predict, but could be substantial and adverse.

Forwards, Swaps, Hybrids and Other Derivatives are Not Subject to CFTC Regulation

Each Series may trade foreign exchange contracts in the interbank market. In addition to swaps, each Series may also trade hybrid instruments and other off-exchange contracts. Swap agreements involve trading income streams such as fixed rate for floating rate interest. Hybrids are instruments which combine features of a security with those of a futures contract. There is no exchange or clearinghouse for these contracts, they are not regulated by the CFTC, and traders must rely on the creditworthiness of the counterparty to fulfill the obligations of the transaction. Each Series will not receive the protections which are provided by the CFTC's regulatory scheme for these transactions.

Options on Futures are Speculative and Highly Leveraged

In the future, options on futures contracts may be used by each Series to generate premium income or capital gains. Futures options involve risks similar to futures in that options are speculative and highly leveraged. The buyer of an option risks losing the entire purchase price (the premium) of the option. The writer (seller) of an option risks losing the difference between the premium received for the option and the price of the commodity or futures contract underlying the option which the writer must purchase or deliver upon exercise of the option (which losses can be unlimited). Specific market movements of the commodities or futures contracts underlying an option cannot accurately be predicted.

Each Series Will Trade Extensively in Foreign Markets

A substantial portion of Quadriga Capital Management's trades takes place on markets or exchanges outside the United States. The risk of loss in trading foreign futures contracts and foreign options can be substantial. Participation in foreign futures contracts and foreign options transactions involves the execution and clearing of trades on, or subject to the rules of, a foreign board of trade. Non-U.S. markets may not be subject to the same degree of regulation as their U.S. counterparts. None of the CFTC, NFA or any domestic exchange regulates activities of any foreign boards of trade, including the execution, delivery and clearing of transactions, or has the power to compel enforcement of the rules of a foreign board of trade or any applicable foreign laws. Trading on foreign exchanges also presents the risks of exchange controls, expropriation, taxation and government disruptions. The price of any foreign futures or foreign options contract and, therefore, the potential profit and loss thereon, may be affected by any variance in the foreign exchange rate between the time the order is placed and the time it is liquidated, offset or exercised. Certain foreign exchanges may also be in a more or less developmental stage so that prior price histories may not be indicative of current price dynamics. In addition, each Series may not have the same access to certain positions on foreign exchanges as do local traders, and the historical market data on which Quadriga Capital Management bases its strategies may not be as reliable or accessible as it is in the United States. The rights of clients (such as each Series) in the event of the insolvency or bankruptcy of a non-U.S. market or broker are also likely to be more limited than in the case of U.S. markets or brokers. To the extent that a foreign entity does not have assets domiciled in the United States, satisfaction of any judgment against that party may be adversely affected.

Restrictions on Transferability

You may transfer or assign your Units only upon 30 days' prior written notice to Quadriga Capital Management and if Quadriga Capital Management is satisfied that the transfer complies with applicable laws and would not result in the termination of each Series for federal income tax purposes.

A Single-Advisor Fund May Be More Volatile Than a Multi-Advisor Fund

Each Series is currently structured as a single-advisor managed futures fund. You should understand that many managed futures funds are structured as multi-advisor funds in order to attempt to control risk and reduce volatility through combining advisors whose historical performance records have exhibited a significant degree of non-correlation with each other. As a single-advisor managed futures fund, it is anticipated that each Series may have a greater profit potential than investment vehicles employing multiple advisors, but may also have increased performance volatility and a higher risk of loss. Quadriga Capital Management may retain additional trading advisors on behalf of each Series in the future.

Money Committed to Margin

Each Series may commit up to 50% of its assets as margin for positions held by the clearing brokers. Because such commitment typically represents only a small percentage of the total value of such positions, adverse price movements can cause losses in excess of such commitment and potentially in excess of the total assets of a Series.

QUADRIGA CAPITAL MANAGEMENT, INC.

Description

Quadriga Capital Management, Inc. is the general partner and commodity trading advisor of each Series. It is a Grenada corporation with offices located at Le Marquis Complex, Unit 5, P.O. Box 1479, Grand Anse, St. George's, Grenada West Indies, and its telephone number is (473) 439-2418. Its sole business is the trading and management of discretionary futures accounts, including commodity pools. Quadriga Capital Management currently manages Quadriga Partners L.P., a Delaware limited partnership. As of December 2001, Quadriga Capital Management and its affiliates had approximately $170 million in assets under management in the futures and forward markets (including approximately $90 million in assets traded pursuant to the same program as initially will be traded by Series A and $50 million in assets traded pursuant to the same program as initially will be traded in Series B). Christian Baha owns 100% of Quadriga Capital Management and 50% of its affiliate, Quadriga Fund Management, Inc.

Quadriga Fund Management manages various offshore investment funds with strategies substantially similar to that of each Series, including Quadriga AG (Austria), Quadriga Global Consolidated Trust SICAV (Luxemburg), Quadriga Hedge Fund Share Class A (Cayman Islands), Superfund (Cayman Islands), Quadriga Prosperity Futures (Cayman Islands), Quadriga Hedge Fund Share Class B (Cayman Islands) and Quadriga Zeus Hedge Fund (Cayman Islands). Quadriga Capital Management does not manage any of these funds.

The principals of Quadriga Capital Management are Christian Baha and Gerhard Entzmann. They have not purchased and do not intend to purchase Units. Quadriga Capital Management has agreed that its capital account as general partner of each Series at all times will equal at least 1% of the net aggregate capital contributions of all Limited Partners in each such Series. There have never been any material administrative, civil or criminal proceedings brought against Quadriga Capital Management or its principals, whether pending, on appeal or concluded.

Mr. Baha is Quadriga Capital Management's President and founder. He is a graduate of the police academy in Vienna, Austria and a student of the Business University of Vienna, Austria. Mr. Baha started a business with Christian Halper in 1991 to develop and market financial software applications to institutions in Austria. From that development, two independent companies were formed: Teletrader.com Software AG and Quadriga Beteiligungs — und Vermogens AG. Teletrader.com is a publicly-held company that offers financial software products for institutions and is listed on the Austria Stock Exchange. Quadriga Beteiligungs — und Vermogens AG was founded in 1995. The total combined assets under management for these companies has grown to more than $170 million as of December 31, 2001. Mr. Baha resides in Monte Carlo where he directs the strategic worldwide expansion of the Quadriga group of companies.

Mr. Entzmann is Quadriga Capital Management's secretary and has been associated with the company since 2001. He has been involved in managing Quadriga Capital Management's fund management business for U.S. products. Mr. Entzmann received a degree in mechanical engineering from the University of Vienna and in June 2001 he received his doctor's degree. He was a research assistant at the Institute for Internal Combustion Engines and Vehicle Engineering at the Technical University of Vienna from 1994 to 2001. Mr. Entzmann has a strong background in data analysis and systems engineering.

The Trading Advisor

Pursuant to the Partnership Agreement, Quadriga Capital Management has the sole authority and responsibility for managing the Partnership and for directing the investment and reinvestment of each Series' assets. Although Quadriga Capital Management will initially serve as the sole trading advisor of each Series, it may, in the future, retain other trading advisors to manage a portion of the assets of each Series. Limited Partners will receive prior notice, in the monthly report from each Series or otherwise, in the event that additional trading advisors are to be retained on behalf of each Series.

Trading Systems

Quadriga Capital Management makes each Series' trading decisions using a fully automated computer-ized trading system, "TradeCenter", which trades in approximately 100 futures markets, automatically sends buy and sell signals, and constantly monitors relevant risk factors on the traded futures and equities markets in the U.S., Canada, Europe and Asia. By using TradeCenter, human emotions are completely eliminated from the capital management process. TradeCenter was developed by Christian Baha and Christian Halper, and is licensed on a non-exclusive basis to Quadriga Capital Management.

Quadriga Capital Management and its affiliates trade in approximately 100 futures markets globally, including both commodity and financial futures. The approximate allocation between Sectors is: currencies, 18%; livestock, 5%; agricultural, 10%; metals, 10%; interest rate, 12%; energy, 13%; stock indices, 18%; and grains, 14%. TradeCenter emphasizes instruments with low correlation and high liquidity for order execution.

Quadriga Capital Management's strategy is based on the implementation of a four-point philosophy consisting of (i) market diversification, (ii) technical analysis, (iii) trend-following, and (iv) money management. TradeCenter scans approximately one hundred different futures markets worldwide on a daily basis and makes the following decisions: whether to establish new positions (long or short), adjustment or placement of stop orders, change in position size based on volatility or change in correlation between markets, and whether to exit open positions. The decision to establish new positions is based on a proprietary algorithm that seeks to identify market trends in advance. This is done by analyzing technical indicators and parameters such as moving averages, bollinger bands, etc. Bollinger bands are technical channel indicators calculated as multiples of the standard deviation above and below a moving average. Because standard deviation measures volatility, these bands expand during volatile market periods and contract during stable ones. Quadriga Capital Management believes that the key to identifying potentially profitable trends using technical analysis is in the way these indicators and perimeters interrelate and are combined.

Before entering new positions, TradeCenter defines the maximum open risk per position based on market correlation and market volatility. This money management filter is applied after positions have been established on a daily basis per market and adjusts existing stop order levels or reduces position size if proprietary pre-defined risk measures are met or exceeded due to market volatility or changes in market correlation. Quadriga Capital Management uses the technique called trend following to identify these changes. Positions are exited either by being stopped out or adjusted as a result of the changes in volatility or market correlation discussed above. There can be no assurance that the trading models will produce results similar to those produced in the past.

Potential Inability to Trade or Report Due to Systems Failure

Quadriga Capital Management's strategies are dependent to a significant degree on the proper function-ing of its internal computer systems. Accordingly, systems failures, whether due to third party failures upon which such systems are dependent or the failure of Quadriga Capital Management's hardware or software, could disrupt trading or make trading impossible until such failure is remedied. Such failures may result from events including "acts of God" and domestic or international terrorism. Any such failure, and consequential inability to trade (even for a short time), could, in certain market conditions, cause Quadriga Superfund to experience significant trading losses or to miss opportunities for profitable trading. Lastly, any such failures could cause a temporary delay in reports to investors.

PAST PERFORMANCE OF TRADING PROGRAMS OF QUADRIGA
CAPITAL MANAGEMENT, INC. AND AFFILIATES

The following performance capsules, tables and accompanying notes are presented in an attempt to provide you with account performance information regarding all pools operated or portfolios managed by Quadriga Capital Management or, for the most recent five calendar years and year-to-date 2002. In the opinion of Quadriga Capital Management, the performance records of the portfolios and pools are fairly stated. The only pool managed by Quadriga Capital Management to date is Quadriga Partners, which began trading in May 2001. Quadriga Capital Management's affiliate, Quadriga Fund Management, Inc., has managed commodity pools since March 1996. None of the pools currently being managed by Quadriga Capital Management or its affiliates has been publicly offered within the U.S.

Quadriga Superfund has not yet begun trading and does not have any performance history.

Name of Pool	Quadriga Partners L.P.
General Partner	Quadriga Capital Management, Inc.
Inception of Trading	May 2001
Aggregate Subscriptions as of October 31, 2002	U.S. $6.25 million
Net Asset Value* as of October 31, 2002	U.S. $6.74 million
Worst Monthly % Drawdown* (Oct. 2002)	(12.72)%
Worst Peak-to-Valley % Drawdown* (Oct. 2002)	(12.72)%

HISTORICAL PERFORMANCE

	2001		2002
Jan		Jan	(2.49)%
Feb		Feb	(5.02)%
Mar		Mar	3.86%
Apr		Apr	(1.72)%
May		May	0.82%
Jun	(0.57)%	Jun	8.49%
Jul	1.17%	Jul	10.69%
Aug	5.12%	Aug	6.75%
Sep	6.64%	Sep	7.63%
Oct	3.89%	Oct	(12.72)%
Nov	(2.89)%	Nov	
Dec	1.99%	Dec	
Annual	**16.03%**	**Annual**	**14.78%**

Past performance is not necessarily indicative of future results.

Name of Pool	Quadriga AG
Trading Advisor	Quadriga Fund Management Inc.
Inception of Trading	March 1996
Aggregate Subscriptions as of October 31, 2002	EUR 105 million
Net Asset Value* as of October 31, 2002	EUR 147 million
Worst Monthly % Drawdown* (Oct. 2002)	(13.78)%
Worst Peak-to-Valley % Drawdown* (Nov. 2001 to Apr. 2002)	(19.93)%

---

* As defined in the Glossary.

Quadriga AG

	1996	1997	1998	1999	2000	2001	2002
Jan		3.46%	(2.54)%	4.11%	1.84%	1.55%	(0.59)%
Feb	start	8.24%	4.58%	0.98%	(1.14)%	1.45%	(2.48)%
Mar	(2.09)%	(4.62)%	3.60%	(1.70)%	(4.20)%	12.76%	(1.44)%
Apr	1.12%	(2.49)%	(4.81)%	6.32%	(0.20)%	(12.81)%	(2.99)%
May	(0.59)%	7.94%	8.74%	(5.80)%	6.27%	4.32%	1.31%
Jun	(0.05)%	7.41%	1.96%	(0.43)%	1.13%	0.39%	13.67%
Jul	(0.17)%	11.32%	10.40%	1.13%	(4.08)%	1.83%	13.78%
Aug	0.75%	(11.42)%	9.88%	(2.71)%	10.90%	6.15%	8.20%
Sep	(1.48)%	0.80%	(0.65)%	4.53%	(6.29)%	15.41%	11.94%
Oct	(1.76)%	(6.24)%	(3.21)%	(3.17)%	(4.42)%	3.95%	(13.78)%
Nov	(0.29)%	1.60%	13.77%	10.56%	5.06%	(12.76)%	
Dec	(6.07)%	5.58%	9.90%	10.50%	18.96%	(0.98)%	
Annual	**(10.30)%**	**20.70%**	**62.55%**	**25.39%**	**23.19%**	**18.82%**	**26.82%**

Past performance is not necessarily indicative of future results.

Name of Pool	Quadriga GCT US$
Trading Advisor	Quadriga Fund Management Inc.
Inception of Trading	January 2000
Aggregate Subscriptions as of October 31, 2002	US $7.9 million
Net Asset Value* as of October 31, 2002	US $38.9 million
Worst Monthly % Drawdown* (Oct. 2002)	(17.23)%
Worst Peak-to-Valley % Drawdown* (Nov. 2001-Apr. 2002)	(24.96)%

Quadriga GCT

	2000	2001	2002
Jan	12.32%	3.56%	1.06%
Feb	(5.63)%	4.57%	(2.69)%
Mar	(2.45)%	9.95%	(5.46)%
Apr	(0.75)%	(8.61)%	(0.64)%
May	6.45%	1.89%	3.56%
Jun	0.71%	5.02%	23.54%
Jul	(8.55)%	1.11%	17.67%
Aug	12.32%	10.27%	15.23%
Sep	(6.91)%	28.42%	9.01%
Oct	(3.09)%	5.27%	(17.23)%
Nov	8.94%	(14.62)%	
Dec	26.19%	(4.85)%	
Annual	**40.16%**	**42.56%**	**44.59%**

* As defined in the Glossary.

Past performance is not necessarily indicative of future results.

Name of Pool	Quadriga Hedge Fund Class A
Trading Advisor	Quadriga Fund Management, Inc.
Inception of Trading	July 2000
Net Asset Value as of October 31, 2002	EUR 11.6 million

Year	**2000**	**2001**	**2002**
Annual Return (2002 to October 31)	**20.50%**	**24.52%**	**26.95%**

Name of Pool	Quadriga Hedge Fund Class B
Trading Advisor	Quadriga Fund Management, Inc.
Inception of Trading	January 2002
Net Asset Value as of October 31, 2002	EUR 7.5 million

Year	**2002**
Annual Return (2002 to October 31)	**17.88%**

Name of Pool	Quadriga Superfund (Cayman Islands)
Trading Advisor	Quadriga Fund Management, Inc.
Inception of Trading	May 2001
Net Asset Value as of October 31, 2002	$13.1 million

Year	**2001**	**2002**
Annual Return (2002 to October 31)	**37.30%**	**50.99%**

Name of Pool	Quadriga Prosperity Fund
Trading Advisor	Quadriga Fund Management, Inc.
Inception of Trading	November 2001
Net Asset Value as of October 31, 2002	EUR 9.6 million

Year	**2001**	**2002**
Annual Return (2002 to October 31)	**(3.78)%**	**23.50%**

Name of Pool	Quadriga Zeus Hedge Fund
Trading Advisor	Quadriga Fund Management, Inc.
Inception of Trading	January 2002
Net Asset Value as of October 31, 2002	EUR 4.8 million

Year	**2002**
Annual Return (2002 to October 31)	**12.65%**

CONFLICTS OF INTEREST

Quadriga Capital Management, Inc.

Conflicts exist between Quadriga Capital Management's interests in and its responsibilities to each Series. The conflicts are inherent in Quadriga Capital Management acting as general partner and as trading advisor to each Series. These conflicts and the potential detriments to the Limited Partners are described below. Quadriga Capital Management's selection of itself as trading advisor was not objective, since it is also the general partner of each Series. In addition, it has a disincentive to replace itself as the advisor. The advisory relationship between each Series and Quadriga Capital Management, including the fee arrangement, was not negotiated at arm's length. Investors should note, however, that Quadriga Capital Management believes that the fee arrangements are fair to each Series and competitive with compensation arrangements in pools involving independent general partners and advisors. Quadriga Capital Management will review its compensation terms annually to determine whether such terms continue to be competitive with other pools for similar services and will lower such fees if it concludes, in good faith, that its fees are no longer competitive.

Neither Quadriga Capital Management nor its principals devote their time exclusively to each Series. Quadriga Capital Management (or its principals) acts as general partner to other commodity pools and trading advisor to other accounts which may compete with each Series for Quadriga Capital Management's services. Thus, Quadriga Capital Management could have a conflict between its responsibilities to each Series and to those other pools and accounts. Quadriga Capital Management believes that it has sufficient resources to discharge its responsibilities in this regard in a fair manner. Quadriga Capital Management may receive higher advisory fees from some of those other accounts than it receives from each Series. Quadriga Capital Management, however, trades all accounts in a substantially similar manner, given the differences in size and timing of the capital additions and withdrawals.

In addition, Quadriga Capital Management may find that futures positions established for the benefit of each Series, when aggregated with positions in other accounts of Quadriga Capital Management, approach the speculative position limits in a particular commodity. Quadriga Capital Management may decide to address this situation either by liquidating each Series' positions in that futures contract and reapportioning the portfolio in other contracts or by trading contracts in other markets which do not have restrictive limits. Any principal of Quadriga Capital Management may trade futures and related contracts for its own account. Trading records for any proprietary trading are not available for review by clients or investors. Employees of Quadriga Capital Management are prohibited from trading for their own accounts.

A conflict of interest exists if proprietary trades are executed and cleared at more favorable rates than trades cleared on behalf of each Series. A potential conflict also may occur when Quadriga Capital Management or its principals trade their proprietary accounts more aggressively, take positions in proprietary accounts which are opposite, or ahead of, the positions taken by each Series.

The Clearing Brokers

The clearing brokers, currently Cargill Investors Services, Inc., ADMIS Inc. and Fimat USA and the affiliates and personnel of such entities, may trade futures and forward contracts for their own accounts. This trading could give rise to conflicts of interest with each Series. The clearing brokers also may serve as a brokers for other commodity pools, which could give rise to conflicts of interest between their responsibility to each Series and to those pools and clients. Any clearing broker that is also a selling agent of each Series could give rise to conflicts of interest because its compensation in each role is based on the net asset value of units outstanding. Further, in making recommendations to redeem or purchase additional Units, employees of the clearing brokers may have a conflict of interest between acting in the best interest of their clients and assuring continued compensation to their employer.

Fiduciary Duty and Remedies

Subject to the provisions of the Partnership Agreement, a prospective investor should be aware that Quadriga Capital Management, as general partner of a Series, has a responsibility to Limited Partners of that

Series to exercise good faith and fairness in all dealings affecting such Series. The Partnership Agreement provisions limiting this responsibility are summarized below under "Indemnification and Standard of Liability." The fiduciary responsibility of a general partner to the Limited Partners is a developing and changing area of the law and Limited Partners who have questions concerning the duties of Quadriga Capital Management as general partner should consult with their counsel. In the event that a Limited Partner of a Series believes that Quadriga Capital Management has violated its fiduciary duty to the Limited Partners of such Series, he may seek legal relief individually or on behalf of such Series under applicable laws, including under the Delaware Revised Uniform Limited Partnership Act, as amended (the "Act") and under commodities laws, to recover damages from or require an accounting by Quadriga Capital Management. The Partnership Agreement is governed by Delaware law and any breach of Quadriga Capital Management's fiduciary duty under the Partnership Agreement will generally be governed by Delaware law.

The Partnership Agreement does not limit Quadriga Capital Management's fiduciary obligations under Delaware or common law; however, Quadriga Capital Management may assert as a defense to claims of breach of fiduciary duty that the conflicts of interest and fees payable to Quadriga Capital Management have been disclosed in this Prospectus. Limited Partners may also have the right, subject to applicable procedural and jurisdictional requirements, to bring class actions in federal court to enforce their rights under the federal securities laws and the rules and regulations promulgated thereunder by the SEC. Limited Partners who have suffered losses in connection with the purchase or sale of the Units may be able to recover such losses from Quadriga Capital Management where the losses result from a violation by Quadriga Capital Management of the federal securities laws. State securities laws may also provide certain remedies to Limited Partners. Limited Partners should be aware that performance by Quadriga Capital Management of its fiduciary duty to each Series is measured by the terms of the Partnership Agreement as well as applicable law. Limited Partners are afforded certain rights to institute reparations proceedings under the Commodity Exchange Act for violations of the Commodity Exchange Act or of any rule, regulation or order of the CFTC by Quadriga Capital Management.

Indemnification and Standard of Liability

Quadriga Capital Management and its controlling persons may not be liable to each Series or any Limited Partner for errors in judgment or other acts or omissions not amounting to misconduct or negligence, as a consequence of the indemnification and exculpatory provisions described in the following paragraph. Purchasers of Units may have more limited rights of action than they would absent such provisions.

The Partnership Agreement provides that Quadriga Capital Management and its controlling persons shall not have any liability to each Series or to any Limited Partner for any loss suffered by such Series which arises out of any action or inaction if Quadriga Capital Management, in good faith, determined that such course of conduct was in the best interests of such Series and such course of conduct did not constitute negligence or misconduct of Quadriga Capital Management. Each Series has agreed to indemnify Quadriga Capital Management and its controlling persons against claims, losses or liabilities based on their conduct relating to such Series, provided that the conduct resulting in the claims, losses or liabilities for which indemnity is sought did not constitute negligence or misconduct or breach of any fiduciary obligation to such Series and was done in good faith and in a manner which Quadriga Capital Management, in good faith, determined to be in the best interests of such Series. Controlling persons of Quadriga Capital Management are entitled to indemnity only for losses resulting from claims against such controlling persons due solely to their relationship with Quadriga Capital Management or for losses incurred in performing the duties of Quadriga Capital Management. See Section 17 of the Partnership Agreement, included as Exhibit A to this Prospectus. Each Series will not indemnify Quadriga Capital Management or its controlling persons for any liability arising from securities law violations in connection with the offering of the Units of such Series unless Quadriga Capital Management or its controlling persons prevails on the merits or obtains a court approved settlement (in accordance with Section 17 of the Partnership Agreement). The position of the SEC is that any such indemnification is contrary to the federal securities laws and therefore unenforceable.

Charges to Each Series

The following list of fees and expenses includes all compensation, fees, profits and other benefits (including reimbursement of out-of-pocket expenses) which Quadriga Capital Management, the selling agents, the clearing brokers and the affiliates of those parties may earn or receive in connection with the offering and operation of each Series. Prospective investors should refer to the Breakeven Analysis for each Series beginning on page 5 for an estimate of the break-even amount that is required for an investor to recoup such fees and expenses, or "break even" in the first year of trading.

Management Fee

Each Series will pay Quadriga Capital Management a monthly management fee equal to one-twelfth of 1.85% (1.85% annually) of the month end net asset value of such Series. This fee will be paid to Quadriga Capital Management for providing ongoing advisory services and is payable notwithstanding Quadriga Capital Management's actual trading performance.

Performance Fee

Each Series will pay Quadriga Capital Management a monthly incentive fee equal to 25% of the new appreciation (if any) in the net asset value of that Series. "New appreciation" means the total increase in net asset value of a Series from the end of the last period for which a performance fee was earned by Quadriga Capital Management. The performance fee is not reduced for extraordinary expenses, if any, of the Series, and no fee is paid with respect to interest income. If a performance fee payment is made by each Series, and each Series thereafter incurs a net loss, Quadriga Capital Management will retain the amount previously paid. Thus, Quadriga Capital Management may be paid a performance fee during a year in which each Series overall incurred net losses. Trading losses will be carried forward and no further performance fees may be paid until the prior losses have been recovered.

Below is a sample calculation of the performance fee with respect to a Series: Assume a Series paid a performance fee at the end of the first month of 2002 and assume that such Series recognized trading profits (net of all brokerage fees and operating and offering expenses) of $200,000 during the second month of 2002. The new appreciation for the month (before interest earned) would be $200,000 and Quadriga Capital Management's performance fee would be $50,000 (0.25 × $200,000). Alternatively, assume that such Series paid a performance fee at the end of the eleventh month of 2001 but did not pay a performance fee at the end of the twelfth month of 2001 because it had trading losses of $100,000. If such Series recognized trading profits of $200,000 at the end of the first month of 2002, the new appreciation (before interest earned) for the month would be $100,000 ($200,000 − $100,000 loss carry forward) and Quadriga Capital Management's performance fee would be $25,000 (0.25 × $100,000). Please note that this simplified example assumes that no Limited Partners of such Series have added or redeemed Units within such Series during this sample time frame. Such capital changes require that the calculation be determined on a "per Unit" per Series basis. If the net asset value per Unit within a Series at the time when a particular investor acquires Units is lower than the net asset value per Unit within a Series as of the end of the most recent prior calendar month for which a performance fee was payable (due to losses incurred between such month-end and the subscription date), such Units might experience a substantial increase in value after the subscription date yet pay no performance fee as of the next calendar month-end because such Series as a whole has not experienced new appreciation. If a performance fee accrual is in effect at the time when particular Units are purchased (due to gains achieved prior to the applicable subscription day), the net asset value per Unit reflects such accrual. In the event the net asset value of a Series declines after the subscription date, the incentive fee accrual is "reversed" and such reversal is credited to all Units within such Series equally, including the Units which were purchased at a net asset value per Unit which fully reflected such accrual. The brokerage fee and performance fee may be increased upon sixty days' notice to the Limited Partners of a Series as long as the notice explains Limited Partners' redemption and voting rights.

Organization and Offering Expenses

Each Series will pay a monthly fee equal to one-twelfth of 1% (1% annually) of the month end net asset value of that Series for organization and offering expenses. Organization and offering expenses include all fees and expenses incurred in connection with the formation of each Series and distribution of the Units including printing, mailing, filing fees, escrow fees, salaries and bonuses of employees while engaged in sales activities and marketing expenses of Quadriga Capital Management and the selling agents which are paid by each Series and will be advanced by Quadriga Capital Management. Each Series is required by certain state securities administrators to disclose that the "organization and offering expenses" of each Series, as defined by the NASAA Guidelines, will not exceed 15% of the total subscriptions accepted.

Operating Expenses

Each Series bears its operating expenses, including but not limited to administrative, legal and accounting fees, and any taxes or extraordinary expenses payable by each Series, at a fixed rate of $^1/_{12}$ of 0.15% per month (0.15% annually) of each Series month end net asset value. Quadriga Capital Management will be responsible for any such expenses during any year of operations which exceed 0.15% of each Series' net assets per annum. Indirect expenses in connection with the administration of each Series, such as indirect salaries, rent, travel and overhead of Quadriga Capital Management, may not be charged to each Series.

Brokerage and Trailing Commissions

Each Series will be charged $25.00 per round turn transaction plus applicable National Futures Association and exchange fees for execution and brokerage services, along with an annual 4% selling commission ($^1/_{12}$ of 4% per month) of the month-end net asset value of each Series per month. These commissions and fees will be paid to Quadriga Asset Management, an introducing broker and affiliate of Quadriga Capital Management, which will, in turn, remit a portion of the commissions to the clearing broker for execution and clearing costs. Quadriga Asset Management will retain the remaining brokerage commission fee. Quadriga Asset Management will also remit a portion of the selling fee to the selling agents for ongoing administrative services to the Limited Partners. The compensation to be paid will not exceed the guidelines established by the North American Securities Administrators Association, Inc. ("NASAA").

USE OF PROCEEDS

The entire offering proceeds received from subscription for each Series will be credited to such Series' bank and brokerage accounts for the purpose of engaging in trading activities and as reserves for that trading. Continuing fees and expenses such as operating and management will also be paid from funds in these accounts. Each Series meets its margin requirements by depositing U.S. government securities with the clearing broker. In this way, substantially all (i.e., 95% or more) of each Series' assets, whether used as margin for trading purposes or as reserves for such trading, can be invested in U.S. government securities. Investors should note that maintenance of each Series' assets in U.S. government securities and banks does not reduce the risk of loss from trading futures and forward contracts. Each Series receives all interest earned on its assets. Up to 50% of each Series' assets will be committed as margin for futures contracts and held by the clearing broker, although the amount committed may vary significantly. Such assets are maintained in segregated accounts with the clearing broker pursuant to the Commodity Exchange Act and regulations thereunder. The remaining Series assets will normally be invested in U.S. Treasury bills. A portion of this remaining portion may also be invested in reverse repurchase obligations and short-term corporate debt obligations rated AAA by at least one commercial rating agency. Each Series' assets are not and will not be, directly or indirectly, commingled with the property of any other Series, or any other person by Quadriga Capital Management nor invested with or loaned to Quadriga Capital Management or any affiliated entities.

THE CLEARING BROKERS

Cargill Investor Services, Inc.

Cargill Investor Services, Inc. is registered as a futures commission merchant and is a member of the National Futures Association. Its main office address is located at 233 South Wacker Drive, Suite 2300, Chicago, Illinois 60606.

In the ordinary course of its business, Cargill Investor Services, Inc. is engaged in civil litigation and subject to administrative proceedings which in the aggregate, are not expected to have a material effect upon its condition, financial or otherwise. Neither Cargill Investor Services, Inc. nor any of its principals have been the subject of any material, administrative, civil or criminal action within the five years preceding the date of this letter.

ADM Investor Services, Inc.

ADM Investor Services, Inc. ("ADMIS") is a registered futures commission merchant and is a member of the National Futures Association. Its main office is located at 141 W. Jackson Blvd., Suite 1600A, Chicago, IL 60604. In the normal course of its business, ADMIS is involved in various legal actions incidental to its commodities business. None of these actions are expected either individually or in aggregate to have a material adverse impact on ADMIS.

Neither ADMIS nor any of its principals have been the subject of any material administrative or criminal actions within the past five years.

Fimat USA, Inc.

In connection with the Partnership, Fimat USA, Inc. will be serving as clearing broker. Fimat USA is a wholly owned subsidiary of FIMAT International Banque SA, which itself is a wholly owned subsidiary of Societe Generale. As of October 2001, the Fimat Group (comprising of Fimat International Banque, SA and all its worldwide branches and subsidiaries, as well as Fimat Derivatives Canada Inc., and the divisions of SG Securities North Pacific S.G. and SG Securities (London) Ltd., Seoul Branch doing business as "Fimat" in Japan and Korea, respectively) was present on 35 derivatives exchanges worldwide. Fimat USA is a futures commission merchant and broker dealer registered with the Commodity Futures Trading Commission and the Securities and Exchange Commission, and is a member of the National Futures Association and National Association of Securities Dealers, Inc. Fimat USA is also a clearing member of all principal commodity futures exchanges located in the United States as well as a member of the Chicago Board Options Exchange, Philadelphia Stock Exchange, Options Clearing Corporation, and Government Securities Clearing Corporation.

Fimat USA, Inc. is headquartered at 630 Fifth Avenue, Suite 500, New York, New York 10111 and has principal branch offices in Chicago, Illinois; Kansas City, Missouri; Nashville, Tennessee; and Houston, Texas.

Fimat USA, Inc. or any of its principals have not been the subject of any material administrative, civil, or criminal action within the past five years, nor is any such action pending.

Neither Fimat USA, Inc., nor any affiliate, officer, director or employee thereof have passed on the merits of this Prospectus or offering, or given any guarantee as to the performance or any other aspect of the Partnership.

Quadriga Capital Management is not obligated to continue to use the clearing brokers identified above and may select others or additional dealers and counterparties in the future, provided Quadriga Capital Management believes that their service and pricing are competitive.

DISTRIBUTIONS AND REDEMPTIONS

Distributions

Each Series is not required to make any distributions to Limited Partners. While each Series has the authority to make such distributions, it does not intend to do so in the foreseeable future. Quadriga Capital Management believes that distributions of Partnership assets serve no useful purpose since Limited Partners may redeem any or all of their Units at the then current net value per Unit on a periodic basis. The amount and timing of future distributions is uncertain. Because of the potential volatility of the futures and forward contract markets, especially in the short-term, each Series is recommended for those seeking a medium- to long-term investment, i.e., three to five years). If each Series realizes profits for any fiscal year, such profits will constitute taxable income to the Limited Partners of such Series in accordance with their respective investments in such Series whether or not cash or other property has been distributed to Limited Partners. Any distributions, if made by a Series, may be inadequate to cover such taxes payable by the Limited Partners of such Series.

Redemptions

A Limited Partner of a Series may request any or all of his investment in such Series be redeemed by such Series at the net asset value of a Unit within such Series as of the end of the month, subject to a minimum redemption of $1,000 and subject further to such Limited Partner having an investment in such Series, after giving effect to the requested redemption, at least equal to the minimum initial investment amount of $5,000. Limited Partners must transmit a written request of such withdrawal to Quadriga Capital Management not less than ten (10) business days prior to the end of the month (or such shorter period as permitted by Quadriga Capital Management) as of which redemption is to be effective. The Request for Redemption must specify the dollar amount for which redemption is sought. Redemptions will generally be paid within 20 days after the date of redemption. However, in special circumstances, including, but not limited to, inability to liquidate dealers' positions as of a redemption date or default or delay in payments due to each Series from clearing brokers, banks or other persons or entities, each Series may in turn delay payment to persons requesting redemption of the proportionate part of the net assets of each Series represented by the sums that are the subject of such default or delay. No such delays have been imposed to date by any pool sponsored by Quadriga Capital Management. The federal income tax aspects of redemptions are described under "Federal Income Tax Aspects."

Net Asset Value

The net asset value of a Unit within a Series as of any date is (i) the sum of all cash, plus Treasury bills valued at cost plus accrued interest, and other securities of such Series valued at market, plus the market value of all open futures, forward and option positions maintained by such Series, less all liabilities of each Series and accrued performance fees payable by such Series, determined in accordance with the principles specified in the Partnership Agreement, divided by (ii) the number of Units of such Series outstanding as of the date of determination. Where no principle is specified in the Partnership Agreement, the net asset value of a Series is calculated in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting.

QUADRIGA SUPERFUND, L.P. LIMITED PARTNERSHIP AGREEMENT

The following is a summary of the Quadriga Superfund, L.P. Limited Partnership Agreement (the "Partnership Agreement"), a form of which is attached as Exhibit A and incorporated by reference.

Organization and Limited Liabilities

Quadriga Superfund is organized under the Delaware Revised Uniform Limited Partnership Act, as amended (the "Act"). The Partnership Agreement provides that Quadriga Superfund shall be organized as separate Series. Under the Partnership Agreement, Quadriga Capital Management has created Series A and Series B. Quadriga Capital Management may create other Series under the Partnership Agreement as provided therein. In general, the liability of a Limited Partner within a Series under the Act is limited to the amount of his capital contribution to such Series and his share of any undistributed profits of such Series. (However, Limited Partners could be required, as a matter of bankruptcy law, to return to each Series' estate any distribution which they received at a time when such Series was in fact insolvent or in violation of the Partnership Agreement.) The assets and estate of one Series is not liable for the liabilities of another Series.

Management of Partnership Affairs

The Partnership Agreement effectively gives Quadriga Capital Management, as general partner, full control over the management and operations of each Series and the Partnership Agreement gives no management role to the Limited Partners. To facilitate matters for Quadriga Capital Management, the Limited Partners must execute the attached Subscription Agreement and Power of Attorney (Exhibit D).

Registered Agents Legal Services, LLC will accept service of legal process on each Series in the State of Delaware. Only Quadriga Capital Management has signed the Registration Statement of which this Prospectus is a part, and only the assets of each Series are subject to issuer liability under the federal securities laws for the information contained in this Prospectus and under federal and state laws with respect to the issuance and sale of the Units. Under the Partnership Agreement, the power and authority to manage, operate and control all aspects of the business of each Series are vested in the General Partner. In addition, QCM has been designated as the "tax matters partner" of each Series and of Quadriga Superfund for purposes of 27-36 the Internal Revenue Code of 1986, as amended (the "Code").

The Limited Partners have no voice in the operations of each Series, other than certain limited voting rights as set forth in the Partnership Agreement. In the course of its management, Quadriga Capital Management may, in its sole and absolute discretion, appoint an affiliate or affiliates of Quadriga Capital Management as additional general partners (except where Quadriga Capital Management has been notified by the Limited Partners that it is to be replaced as the general partner) and retain such persons, including affiliates of Quadriga Capital Management, as it deems necessary for the efficient operation of each Series.

The Administrator

RK Consulting, LLC ("RKC" or the "Administrator") is Quadriga Superfund's administrator and is a wholly-owned subsidiary of Rothstein, Kass & Co., P.C. ("Rothstein Kass"). Pursuant to an out-sourced Accounting and Tax Services Agreement entered into between Quadriga Superfund and RKC, (the "Accounting Agreement"), RKC will be responsible for, among other things: (i) developing an electronic linkage with each of the Series' Clearing Brokers in order to receive monthly data from such brokers, (ii) calculating the monthly fees and the performance fee payable to Quadriga Capital Management with respect to each Series, (iii) preparing or procuring the preparation of annual financial statements of each Series and furnishing such statements, as well as the monthly reports and quarterly reports regarding each Series' performance and net asset value per Unit, to Quadriga Capital Management and to Limited Partners of such Series, (iv) keeping the accounts of each Series and of Quadriga Superfund and such financial books as required by law or otherwise for the conduct of the financial affairs of each Series, and (v) performing all other accounting services necessary in connection with each Series.

The Accounting Agreement provides that RKC shall not be liable to a Series for any acts or omissions in connection with the services rendered to such Series under such agreement in the absence of negligence or willful misconduct by RKC, or a breach by RKC of the Accounting Agreement. In addition, the Series has agreed to indemnify RKC for any and all expenses, costs, damages, or causes of action, including, but not limited to, reasonable attorneys fees, incurred by RKC as the result of the unauthorized acts of such Series, Quadriga Capital Management, its employees or agents, or arising out of such Series' or Quadriga Capital Management's negligence, willful misconduct, or breach of the Accounting Agreement. RKC receives customary fees paid out of a Series' assets based upon the nature and extent of the services performed by RKC for such Series. The Accounting Agreement may be terminated at any time without penalty by either of the parties upon not less than 90 days' written notice.

Rothstein Kass is the thirtieth largest accounting firm in the United States and is a member of the SEC Practice Section and the Private Companies Practice Section of the American Institute of Certified Public Accountants. Rothstein Kass has extensive experience providing accounting, tax and management consulting to investment partnerships, offshore funds, funds of funds, registered investment advisors and commodity pools located throughout the United States. In addition, Rothstein Kass has been providing services to domestic funds since the early 1980's and for offshore funds since the early 1990's, including, among other things, portfolio accounting, tax reporting, financial accounting, software development and general administrative services.

Sharing of Profits and Losses

Each Limited Partner within a Series has a capital account. Initially, the Limited Partner's balance equals the amount paid for the Units in such Series. The Limited Partner's balance is then proportionally adjusted monthly to reflect any additions or withdrawals by each Limited Partner and his portion of such Series' gains or losses for the month as reflected by changes in the net asset value for such Series.

Federal Tax Allocations

At year-end, each Series will determine the total taxable income or loss for the year. Subject to the special allocation of net capital gain or loss to redeeming Limited Partners, the taxable gain or loss is allocated to each Limited Partner within a Series in proportion to his capital account therein and each Limited Partner is responsible for his share of taxable income of such Series. See Section 8 of the Partnership Agreement, and "Federal Income Tax Aspects." For net capital gain and loss, the gains and losses are first allocated to each Limited Partner who redeemed units during the year. The remaining net capital gain or loss is then allocated to each Limited Partner in proportion to his capital account. Each Limited Partner's tax basis in his units is increased by the taxable income allocated to him and reduced by any distributions received and losses allocated to him. Upon each Series' liquidation, each Limited Partner within such Series will receive his proportionate share of the assets of such Series.

Dispositions

A Limited Partner may transfer or assign his units in a Series upon 30 days' prior written notice to Quadriga Capital Management and subject to approval by Quadriga Capital Management of the assignee. Quadriga Capital Management will provide consent when it is satisfied that the transfer complies with applicable laws, and further would not result in the termination of such Series for federal income tax purposes. An assignee not admitted to a Series as a Limited Partner will have only limited rights to share the profits and capital of such Series and a limited redemption right. Assignees receive "carry-over" tax basis accounts and capital accounts from their assignors, irrespective of the amount paid for the assigned Units.

Dissolution and Termination of Each Series

Each Series will be terminated and dissolved upon the happening of the earlier of: 1) the expiration of each Series' stated term on December 31, 2050; 2) Limited Partners owning more than 50% of the outstanding units of such Series vote to dissolve such Series; 3) Quadriga Capital Management withdraws as general partner and no new general partner is appointed; 4) a decline in the aggregate net assets of such Series to less than $500,000; 5) the continued existence of such Series becomes unlawful; or 6) such Series is dissolved by operation of law.

Amendments and Meetings

The Partnership Agreement may be amended with the approval of more than fifty percent (50%) of the Units then owned by Limited Partners of each Series. Quadriga Capital Management may make minor changes to the Partnership Agreement without the approval of the Limited Partners. These minor changes can be for clarifications of inaccuracies or ambiguities, modifications in response to changes in tax code or regulations or any other changes the managing owner deems advisable so long as they do not change the basic investment policy or structure of each Series. Limited Partners owning at least 10% of the outstanding units of a Series can call a meeting of such Series. At that meeting, the Limited Partners, provided that Limited Partners owning a majority of the outstanding units of such Series concur, can vote to: 1) amend the Partnership Agreement with respect to such Series without the consent of Quadriga Capital Management; 2) dissolve such Series; 3) terminate contracts with Quadriga Capital Management; 4) remove and replace Quadriga Capital Management as general partner; and 5) approve the sale of Quadriga Superfund's assets.

Indemnification

Each Series agrees to indemnify Quadriga Capital Management, as general partner, for actions taken on behalf of such Series, provided that Quadriga Capital Management's conduct was in the best interests of such Series and the conduct was not the result of negligence or misconduct. Indemnification by each Series for alleged violation of securities laws is only available if the following conditions are satisfied: 1) a successful adjudication on the merits of each count alleged has been obtained, or 2) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or 3) a court of competent jurisdiction approves a settlement of the claims and finds indemnification of the settlement and related costs should be made; and 4) in the case of 3), the court has been advised of the position of the SEC and certain states in which the units were offered and sold as to indemnification for the violations.

Reports to Limited Partners

The Limited Partners in a Series shall have access to and the right to copy such Series' books and records. A Limited Partner may obtain a list of all Limited Partners within such Series together with the number of units owned by each Limited Partner within such Series, provided such request is not for commercial purposes unrelated to such Limited Partner's interest as a beneficial owner of such Series. Quadriga Capital Management will provide various reports and statements to the Limited Partners within a Series including: 1) monthly, Quadriga Capital Management will provide an unaudited income statement of the prior month's Series' activities; 2) annually, Quadriga Capital Management will provide audited financial statements of such Series accompanied by a fiscal year-end summary of the monthly reports described above; 3) annually, Quadriga Capital Management will provide tax information necessary for the preparation of the Limited Partners' annual federal income tax returns; and 4) if the net asset value per unit within a Series as of the end of any business day declines by 50% or more from either the prior year-end or the prior month-end unit value of such Series, Quadriga Capital Management will suspend trading activities, notify all Limited Partners within such Series of the relevant facts within seven business days and declare a special redemption period.

FEDERAL INCOME TAX ASPECTS

The following constitutes the opinion of Henderson & Lyman and summarizes the material federal income tax consequences to individual investors in each Series.

Each Series' Partnership Tax Status

Because each Series is treated as a partnership for federal income tax purposes, each Series does not pay any federal income tax. Based on the expected activity of and restrictions on each Series, each Series will not be taxed as a "publicly traded partnership."

Taxation of Limited Partners on Profits and Losses of Each Series

Each Limited Partner must pay tax on his share of each Series' annual income and gains, if any, even if each Series does not make any cash distributions. Each Series generally allocates each Series' gains and losses equally to each Unit. However, a Limited Partner who redeems any Units will be allocated his share of each Series' gains and losses in order that the amount of cash a Limited Partner receives for a redeemed Unit equals the Limited Partner's adjusted tax basis in the redeemed Unit less any offering or syndication expenses allocated to such Units. A Limited Partner's adjusted tax basis in a redeemed Unit equals the amount originally paid for the Unit, increased by income or gains allocated to the Unit and decreased (but not below zero) by distributions, deductions or losses allocated to the Unit.

Partnership Losses by Limited Partners

A Limited Partner may deduct Quadriga Superfund losses only to the extent of his tax basis in his Units. Generally, a Limited Partner's tax basis is the amount paid for the units reduced (but not below zero) by his share of any Quadriga Superfund distributions, losses and expenses and increased by his share of each Series' income and gains. However, a Limited Partner subject to "at-risk" limitations (generally, non-corporate taxpayers and closely-held corporations) can only deduct losses to the extent he is "at-risk." The "at-risk" amount is similar to tax basis, except that it does not include any amount borrowed on a non-recourse basis or from someone with an interest in each Series.

"Passive-Activity Loss Rules" and Their Effect on the Treatment of Income and Loss

The trading activities of each Series are not a "passive activity." Accordingly, a Limited Partner can deduct Quadriga Superfund losses from taxable income. However, a Limited Partner cannot offset losses from "passive activities" against Quadriga Superfund gains.

Cash Distributions and Unit Redemptions

A Limited Partner who receives cash from each Series, either through a distribution or a partial redemption, will not pay tax on that cash until his tax basis in the Units is zero.

Gain or Loss on Section 1256 Contracts and Non-Section 1256 Contracts

Section 1256 Contracts are futures and most options traded on U.S. exchanges and certain foreign currency contracts. For tax purposes, Section 1256 Contracts that remain open at year-end are treated as if the position were closed at year-end. The gain or loss on Section 1256 Contracts is characterized as 60% long-term capital gain or loss and 40% short-term capital gain or loss regardless of how long the position was open. Non-Section 1256 Contracts include, among other things, certain foreign currency transactions such as transactions when the amount paid or received is in a foreign currency. Gain and loss from these Non-Section 1256 Contracts are generally short-term capital gain or loss or ordinary income or loss.

Tax on Capital Gains and Losses

Long-term capital gains — net gain on capital assets held more than one year and 60% of the gain on Section 1256 Contracts — are taxed at a maximum rate of 20%. Short-term capital gains — net gain on capital assets held less than one year and 40% of the gain on Section 1256 Contracts — are subject to tax at the same rates as ordinary income, with a maximum rate of 39.6% for individuals. Individual taxpayers can deduct capital losses only to the extent of their capital gains plus $3,000. Accordingly, each Series could suffer significant losses and a Limited Partner could still be required to pay taxes on his share of each Series' interest income. An individual taxpayer can carry back net capital losses on Section 1256 Contracts three years to offset earlier gains on Section 1256 Contracts. To the extent the taxpayer cannot offset past Section 1256 Contract gains, he can carry forward such losses indefinitely as losses on Section 1256 Contracts.

Interest Income

Interest received by each Series is taxed as ordinary income. Net capital losses can offset ordinary income only to the extent of $3,000 per year. See "— Tax on Capital Gains and Losses."

Limited Deduction for Certain Expenses

Quadriga Capital Management does not consider the brokerage fee and the performance fees, as well as other ordinary expenses of each Series, investment advisory expenses or other expenses of producing income. Accordingly, Quadriga Capital Management treats these expenses as ordinary business deductions not subject to the material deductibility limitations which apply to investment advisory expenses. The IRS could contend otherwise and to the extent the IRS recharacterizes these expenses, a Limited Partner would have the amount of the ordinary expenses allocated to him reduced accordingly.

Syndication Fees

Neither each Series nor any Limited Partner is entitled to any deduction for syndication expenses, if any, in the year they reduce net asset value, nor can these expenses be amortized by each Series or any Limited Partner even though the payment of such expenses reduces net asset value. The IRS could take the position that a portion of the brokerage fee paid by each Series to Quadriga Capital Management constitutes syndication expenses which reduce a Limited Partner's net asset value, but do not reduce a Limited Partner's adjusted tax basis.

Investment Interest Deductibility Limitations

Individual taxpayers can deduct "investment interest" — interest on indebtedness allocable to property held for investment — only to the extent that it does not exceed net investment income. Net investment income does not include adjusted net capital gain taxed at the lower 20% rate.

Unrelated Business Taxable Income

Tax-exempt Limited Partners will not be required to pay tax on their share of income or gains of each Series, provided that such Limited Partners do not purchase units with borrowed funds.

IRS Audits of the Partnership and its Limited Partners

The IRS audits Partnership-related items at the entity level rather than at the Limited Partner level. Quadriga Capital Management acts as "tax matters partner" with the authority to determine each Series' responses to an audit. If an audit results in an adjustment, all Limited Partners may be required to pay additional taxes, interest and penalties.

State and Other Taxes

In addition to the federal income tax consequences described above, each Series and the Limited Partners may be subject to various state and other taxes. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISERS BEFORE DECIDING WHETHER TO INVEST.

INVESTMENT BY ERISA ACCOUNTS

General

This section sets forth certain consequences under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code, which a fiduciary of an "employee benefit plan" as defined in and subject to ERISA or of a "plan" as defined in and subject to Section 4975 of the Code who has investment discretion should consider before deciding to invest the plan's assets in each Series (such "employee benefit plans" and "plans" being referred to herein as "Plans," and such fiduciaries with investment discretion being referred to herein as "Plan Fiduciaries").

Special Investment Consideration

Each Plan Fiduciary must give appropriate consideration to the facts and circumstances that are relevant to an investment in each Series, including the role that an investment in each Series plays or would play in the Plan's overall investment portfolio. Each Plan Fiduciary, before deciding to invest in each Series, must be satisfied that such investment is prudent for the Plan, that the investments of the Plan, including each Series, are diversified so as to minimize the risk of large losses and that an investment in each Series complies with the terms of the Plan and related trust.

Each Series Should Not be Deemed to Hold "Plan Assets"

A regulation issued under ERISA (the "ERISA Regulation") contains rules for determining when an investment by a Plan in an equity interest of an entity will result in the underlying assets of the entity being assets of the Plan for purposes of ERISA and Section 4975 of the Code (i.e., "plan assets"). Those rules provide in pertinent part that assets of an entity will not be plan assets of a Plan which purchases an equity interest in the entity if the equity interest purchased is a "publicly-offered security" (the "Publicly-Offered Security Exception"). If the underlying assets of an entity are considered to be assets of any Plan for purposes of ERISA or Section 4975 of the Code, the operations of such entity would be subject to and, in some cases, limited by, the provisions of ERISA and Section 4975 of the Code The Publicly-Offered Security Exception applies if the equity is a security that is: 1) "freely transferable" (determined based on the applicable facts and circumstances); 2) part of a class of securities that is "widely held" (meaning that the class of securities is owned by 100 or more investors independent of the issuer and of each other); and 3) either (a) part of a class of securities registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, or (b) sold to the Plan as part of a public offering pursuant to an effective registration statement under the Securities Act of 1933 and the class of which such security is a part is registered under the Securities Exchange Act of 1934 within 120 days (or such later time as may be allowed by the SEC) after the end of the fiscal year of the issuer in which the offering of such security occurred. It appears that all of the conditions described above will be satisfied with respect to the Units and, therefore, the Units should constitute "publicly-offered securities" and the underlying assets of each Series should not be considered to constitute assets of any Plan which purchases Units.

Ineligible Purchasers

In general, Units may not be purchased with the assets of a Plan if Quadriga Capital Management, the clearing brokers, any of the selling agents, any of their respective affiliates or any of their respective employees either: 1) has investment discretion with respect to the investment of such plan assets; 2) has authority or responsibility to give or regularly gives investment advice with respect to such plan assets, for a fee, and pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions with respect to such plan assets and that such advice will be based on the particular investment needs of the Plan; or 3) is an employer maintaining or contributing to such Plan. NONE OF QUADRIGA CAPITAL MANAGEMENT, THE CLEARING BROKERS OR THE SELLING AGENTS MAKE ANY REPRESENTATION THAT THIS INVESTMENT MEETS THE RELEVANT LEGAL RE-QUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN OR THAT THIS INVESTMENT IS APPROPRIATE FOR ANY PARTICULAR PLAN. THE PERSON WITH

INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FI-
NANCIAL ADVISERS AS TO THE PROPRIETY OF AN INVESTMENT IN EACH SERIES IN
LIGHT OF THE CIRCUMSTANCES OF THE PARTICULAR PLAN.

PLAN OF DISTRIBUTION

Subscription Procedure

Each Series will offer the Units to the public during the continuing offering at the net asset value per Unit
as of each month-end closing date on which subscriptions are accepted, subject to calculation of such month-
end net asset value by the Administrator. Investors must submit subscriptions at least five (5) business days
prior to the applicable month-end closing date and they will be accepted once payments are received and
cleared. Investors may rescind their subscription agreement within five (5) business days of receipt of each
Series' Prospectus. Quadriga Capital Management may suspend, limit or terminate the continuing offering
period at any time. The Units are offered on a "best efforts" basis without any firm underwriting commitment
through selling agents which are registered broker-dealers and members of the National Association of
Securities Dealers, Inc. Quadriga Capital Management is also offering units through a special website
(http://www.superfund.com) which contains an electronic version of this Prospectus. Units are offered until
such time as Quadriga Capital Management terminates the continuing offering. Subscriptions received during
the continuing offering period can be accepted on a monthly basis. Subscribers whose subscriptions are
canceled or rejected will be notified of when their subscriptions, plus interest, will be returned, which shall be
promptly after rejection. Subscribers whose subscriptions are accepted will be issued fractional units,
calculated to three decimal places, in an amount which will include any interest earned on their subscriptions.
Each Series' escrow account is maintained at HSBC Bank USA, 452 Fifth Avenue, New York, New York
10018 (the "Escrow Agent"). All subscription funds are required to be promptly transmitted to the Escrow
Agent. Subscriptions must be accepted or rejected by Quadriga Capital Management within five business days
of receipt, and the settlement date for the deposit of subscription funds in escrow must be within five business
days of acceptance. No fees or costs will be assessed on any subscription while held in escrow, irrespective of
whether the subscription is accepted or subscription funds returned. The Escrow Agent will invest the
subscription funds in short-term United States Treasury bills or comparable authorized instruments while held
in escrow. Subscriptions from customers of any of the selling agents may also be made by authorizing such
selling agent to debit the Limited Partner's customer securities account at the selling agent. Promptly after
debiting the customer's securities account, the selling agent shall send payment to the Escrow Agent as
described above, in the amount of the subscription so debited. Subscribers must purchase Units for investment
purposes only and not with a view toward resale. An investor who meets the suitability standards given below
must complete, execute and deliver to the relevant selling agent a copy of the Subscription Agreement and
Power of Attorney attached as Exhibit D. A Limited Partner can pay either by a check made payable to
"Quadriga Superfund, L.P. Series (A or B, as applicable), Escrow Account" or by authorizing his selling
agent to debit his customer securities account. Quadriga Capital Management will then accept or reject the
subscription within five business days of receipt of the subscription. All subscriptions are irrevocable once
subscription payments are deposited in escrow.

Representations and Warranties of Investors in the Subscription Agreement

Investors are required to make representations and warranties in the Subscription Agreement. Each
Series' primary intention in requiring the investors to make representations and warranties is to ensure that
only persons for whom an investment is suitable invest in each Series. Each Series is most likely to assert
representations and warranties if it has reason to believe that the related investor may not be qualified to invest
or remain invested in each Series. The representations and warranties made by investors in the Subscription
Agreement may be summarized as relating to: 1) eligibility of investors to invest in each Series, including
legal age, net worth and annual income; 2) representative capacity of investors; 3) information provided by
investors; 4) information received by investors; and 5) investments made on behalf of employee benefit plans.
See the Subscription Agreement and Power of Attorney attached as Exhibit D for further detail.

Minimum Investment

The minimum investment is $5,000 in one Series. Limited Partners in one Series may increase their investment in that same Series with an additional investment of $1,000 or more. Prospective investors must be aware that the price per Unit of a Unit in a Series during the continuing offering period will vary depending upon the month-end net asset value per Unit of such Series. Under the federal securities laws and those of certain states, investors may be subject to special minimum purchase and/or investor suitability requirements.

Investor Suitability

There can be no assurance that each Series will achieve its objectives or avoid substantial losses. An investment in each Series is suitable only for a limited segment of the risk portion of an investor's portfolio and no one should invest more in each Series than he can afford to lose. The Limited Partner's selling agent is responsible for determining if the Units are a suitable investment for the investor. At an absolute minimum, investors must have (i) a net worth of at least $150,000 (exclusive of home, furnishings and automobiles) or (ii) an annual gross income of at least $45,000 and a net worth (as calculated above) of at least $45,000. No one may invest more than 10% of his net worth (as calculated above) in the Partnership. THESE STANDARDS (AND THE ADDITIONAL STANDARDS APPLICABLE TO RESIDENTS OF CERTAIN STATES AS SET FORTH UNDER "EXHIBIT C — SUBSCRIPTION REQUIREMENTS" HEREIN) ARE REGULATORY MINIMUMS ONLY. QUALIFICATION UNDER SUCH STANDARDS DOES NOT NECESSARILY IMPLY THAT AN INVESTMENT IN EACH SERIES IS SUITABLE FOR A PARTICULAR INVESTOR. PROSPECTIVE LIMITED PARTNERS SHOULD REVIEW EXHIBIT C AND CONSIDER THE HIGHLY SPECULATIVE AND ILLIQUID NATURE OF AN INVESTMENT IN EACH SERIES AS WELL AS THE HIGH RISK AND HIGHLY LEVERAGED NATURE OF THE FUTURES, FORWARD AND RELATED MARKETS IN DETERMINING WHETHER AN INVESTMENT IN EACH SERIES IS CONSISTENT WITH THEIR OVERALL PORTFOLIO OBJECTIVES.

The Selling Agents

The selling agents, the broker-dealers who offer the Units, offer the Units on a best efforts basis without any firm underwriting commitment. Each Series and Quadriga Capital Management may retain additional selling agents. The selling agents, including Quadriga Asset Management, an affiliate of Quadriga Capital Management, and certain foreign dealers who may elect to participate in the offering, are bound by their respective Selling Agreements with each Series. Quadriga Asset Management and any additional selling agents will receive collectively 4% from the proceeds of the offering with respect to any Units they sell. Other than as described above, Quadriga Capital Management will pay no person any commissions or other fees in connection with the solicitation of purchases for Units. In the Selling Agreement with each selling agent, Quadriga Capital Management has agreed to indemnify the selling agents against certain liabilities that the selling agents may incur in connection with the offering and sale of the Units, including liabilities under the Securities Act of 1933, as amended. Units will be sold on a continuing basis at the net asset value per Unit as of the end of each month.

CERTAIN LEGAL MATTERS

Henderson & Lyman, Chicago, Illinois has advised Quadriga Capital Management on legal matters in connection with the Units. In the future, Henderson & Lyman may advise Quadriga Capital Management with respect to its responsibilities as general partner and trading advisor of, and with respect to, matters relating to each Series. Henderson & Lyman has not represented, nor will it represent, either Series or the Limited Partners in matters relating to each Series.

EXPERTS

The financial statements of Quadriga Superfund, L.P. Series A and B as of and for the period ended August 5, 2002 and of Quadriga Capital Management as of and for the period ended December 31, 2001 have been included herein in reliance upon reports of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The Statement of Financial Condition as and for the period ended December 31, 2001 of Quadriga Partners, L.P. has been included herein in reliance upon the report of Rothstein, Kass & Company, P.C., independent auditors, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

[Remainder of page left intentionally blank]

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

The General Partner of
Quadriga Superfund, L.P.:

We have audited the accompanying statement of assets and liabilities of the Quadriga Superfund, L.P. (the Partnership), consisting of Series A units and Series B units, as of August 5, 2002, and the related statements of operations, changes in net assets, and cash flows for the period from May 3, 2002 to August 5, 2002. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quadriga Superfund, L.P. as of August 5, 2002, and the results of its operations and its cash flows for the period from May 3, 2002 to August 5, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Chicago, Illinois
August 6, 2002

QUADRIGA SUPERFUND, L.P., SERIES A AND B

STATEMENT OF ASSETS AND LIABILITIES
August 5, 2002

	Series A	Series B
Assets		
Cash	$10,073	$10,003
	$10,073	$10,003
Liabilities		
Liabilities:	$ —	$ —
Net Assets	$10,073	$10,003
Partnership units, no par value; unlimited units authorized	10.073	10.003
Net Asset Value, offering and redemption price per unit (net assets/units outstanding)	$ 1,000	$ 1,000

See accompanying notes to financial statements.

QUADRIGA SUPERFUND, L.P., SERIES A AND B

STATEMENT OF OPERATIONS
Period from May 3, 2002 through August 5, 2002

	Series A	Series B
Revenue:	$—	$—
Expenses:	—	—
Net income	$—	$—

See accompanying notes to financial statements.

QUADRIGA SUPERFUND, L.P., SERIES A AND B

STATEMENT OF CHANGES IN NET ASSETS
Period from May 3, 2002 through August 5, 2002

	Series A	Series B
Balance at May 3, 2002	$ —	$ —
Partnership units issued	10,073	10,003
Balance at August 5, 2002	$10,073	$10,003

See accompanying notes to financial statements.

QUADRIGA SUPERFUND, L.P., SERIES A AND B

STATEMENT OF CASH FLOWS
Period from May 3, 2002 through August 5, 2002

	Series A	Series B
Cash flows from financing activities:		
Contributed capital	$10,073	$10,003
Cash provided by financing activities	10,073	10,003
Cash at beginning of period	—	—
Cash at end of period	$10,073	$10,003

See accompanying notes to financial statements.

F-6

QUADRIGA SUPERFUND, L.P., SERIES A AND SERIES B

NOTES TO FINANCIAL STATEMENTS
October 31, 2002
(Unaudited)

(1) Organization

Quadriga Superfund, L.P. was organized as a limited partnership on May 3, 2002 under the Delaware Revised Uniform Limited Partnership Act, as amended. In accordance with the Limited Partnership Agreement, Quadriga Superfund is organized as two separate series of limited partnership units, Series A and Series B. The purpose of each Series of Quadriga Superfund is speculative trading in the U.S. and international futures and equity markets. Quadriga Superfund has had no operations other than those related to organizational matters, including the sale of 10.073 units of Series A and 10.003 units of Series B for cash in the amounts of $10,073 and $10,003, respectively, for Series A and B, to Quadriga Capital Management, Inc. (QCM, also referred to as the "General Partner") on August 5, 2002. Maximum contributed capital for Quadriga Superfund is $200,000,000.

As General Partner, QCM has the sole authority and responsibility for managing Quadriga Superfund and for directing the investment and reinvestment of each Series' assets. QCM may utilize leverage to both enhance and hedge positions in such series. QCM's sole business is the trading and management of discretionary futures accounts, including commodity pools.

(2) Significant Accounting Policies

A summary of the significant accounting policies, which have been followed in preparing the accompanying financial statements, is set forth below.

Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from such estimates.

Income Taxes

Federal income taxes are not intended to be provided for as each partner is individually liable for the taxes, if any, on its shares of Quadriga Superfund's taxable income items including capital gains, interest, dividends, and deductions. In accordance with the Limited Partnership Agreement, each Series and the limited partners may be subject to various state and other taxes.

(3) Management Fees and Performance Fees

QCM, as the general partner, will receive a management fee of one-twelfth of 1.85% (1.85% annually) of the month-end net asset value of each Series, at the beginning of each calendar month in exchange for providing ongoing advisory services. The general partner may voluntarily waive a portion of its management fee at its discretion.

In addition, each Series will pay QCM a monthly performance fee equal to 25% of the new appreciation, if any, in the net asset value of that Series. "New appreciation" refers to the total increase in net asset value of a Series from the end of the last period for which the General Partner earned a performance fee. The performance fee is not reduced for extraordinary expenses, if any, of the Series, and no fee is paid with respect to interest income. If a performance fee payment is made by each Series, and each Series thereafter incurs a net loss, QCM will retain the amount previously paid. Trading losses will be carried forward and no further performance fees may be paid until the prior losses have been recovered.

(4) Expenses

In accordance with the Limited Partnership Agreement, each Series shall be charged certain expenses, as described below, and such expenses will be allocated proportionately among the partners.

Organization and Offering Expenses

Each Series will pay a monthly fee equal to one-twelfth of 1.00% (1.00% annually) of the net asset value of that Series for organization and offering expenses. These expenses include all fees and expenses incurred in connection with the formation of each Series and distribution of the limited partnership units including printing, mailing, filing fees, escrow fees, salaries and bonuses of employees while engaged in sales activities and marketing expenses of QCM and the selling agents which are paid by each Series and will be advanced by QCM. As of August 5, 2002, neither Series had accrued charges for organization and offering expenses since the sale of units to QCM occurred on the balance sheet date.

Operating Expenses

Each Series is responsible to provide for operating expenses, including but not limited to administrative, legal and accounting fees, and any taxes or extraordinary expenses payable by each Series. These expenses will be charged to each Series at a rate of one-twelfth of 0.15% per month (0.15% annually) of each Series' net assets. QCM, as the General Partner, will be responsible for any such expenses during any year of operations which exceed 0.15% of each Series' net assets per annum. As of August 5, 2002, neither Series had accrued such operating expenses since the sale of units to QCM occurred on the balance sheet date. Expenses incurred in connection with organizing the Partnership were paid by the General Partner, and will not be specifically reimbursed by the Partnership.

(5) Related Party Transactions

Quadriga Asset Management, Inc., an introducing broker and affiliate of QCM, will receive certain fees from each Series, consisting of (1) $25.00 per round turn transaction plus applicable National Futures Association and exchange fees for execution and brokerage services, along with (2) an annual 4% selling commission (one-twelfth of 4.00% per month) of the month-end net asset value of each Series per month. QAM, in turn, will remit a portion of the commissions to the clearing broker for execution and clearing costs, and will retain the remaining brokerage commission fee. QAM will also remit a portion of the selling fee to the selling agents for ongoing administrative services to the Partnership. As of August 5, 2002, no trading activity had occurred in either Series that would cause transaction-based fees, as described above, to be due to QAM; in addition, as of August 5, 2002, neither Series had incurred selling commission expenses as described above since the sale of units to QCM occurred on the balance sheet date.

QUADRIGA SUPERFUND, L.P., SERIES A AND B

STATEMENT OF ASSETS AND LIABILITIES
October 31, 2002
Unaudited

	Series A	Series B
Assets		
Due from brokers	$1,012,998	$1,120,000
Cash	30,073	170,003
	$1,043,071	$1,290,003
Liabilities		
Due to related party	$ 10,073	$ 10,003
Total liabilities	$ 10,073	$ 10,003
Net Assets	$1,032,998	$1,280,000
Partnership units, no par value; unlimited units authorized	1,032,998	1,280,000
Net Asset Value, offering and redemption price per unit (net assets/units outstanding)	$ 1,000	$ 1,000

See accompanying notes to financial statements.

F-9

QUADRIGA SUPERFUND, L.P., SERIES A AND B

STATEMENT OF OPERATIONS
Period from May 3, 2002 through October 31, 2002
(Unaudited)

	Series A	Series B
Revenue:	$—	$—
Expenses:	—	—
Net income	$—	$—

See accompanying notes to financial statements.

QUADRIGA SUPERFUND, L.P., SERIES A AND B

STATEMENT OF CHANGES IN NET ASSETS
Period from May 3, 2002 through October 31, 2002
(Unaudited)

	Series A	Series B
Balance at May 3, 2002	$ —	$ —
Partnership units issued	1,032,998	1,280,000
Balance at October 31, 2002	$1,032,998	$1,280,000

See accompanying notes to financial statements.

F-11

QUADRIGA SUPERFUND, L.P., SERIES A AND B

STATEMENT OF CASH FLOWS
Period from May 3, 2002 through October 31, 2002
(Unaudited)

	Series A	Series B
Cash flows from financing activities:		
Contributed capital	$1,032,998	$1,280,000
Cash provided by financing activities	1,032,998	1,280,000
Cash at beginning of period	—	—
Cash at end of period	$1,032,998	$1,280,000

See accompanying notes to financial statements.

QUADRIGA SUPERFUND, L.P., SERIES A AND SERIES B

NOTES TO FINANCIAL STATEMENTS
October 31, 2002
(Unaudited)

(1) Organization

Quadriga Superfund, L.P. was organized as a limited partnership on May 3, 2002 under the Delaware Revised Uniform Limited Partnership Act, as amended. In accordance with the Limited Partnership Agreement, Quadriga Superfund is organized as two separate series of limited partnership units, Series A and Series B. The purpose of each Series of Quadriga Superfund is speculative trading in the U.S. and international futures and equity markets. Quadriga Superfund has had no operations other than those related to organizational matters, including the sale of 10.073 units of Series A and 10.003 units of Series B for cash in the amounts of $10,073 and $10,003, respectively, for Series A and B, to Quadriga Capital Management, Inc. (QCM, also referred to as the "General Partner") on August 5, 2002. Maximum contributed capital for Quadriga Superfund is $200,000,000.

As General Partner, QCM has the sole authority and responsibility for managing Quadriga Superfund and for directing the investment and reinvestment of each Series' assets. QCM may utilize leverage to both enhance and hedge positions in such series. QCM's sole business is the trading and management of discretionary futures accounts, including commodity pools.

(2) Significant Accounting Policies

A summary of the significant accounting policies, which have been followed in preparing the accompanying financial statements, is set forth below.

Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from such estimates.

Income Taxes

Federal income taxes are not intended to be provided for as each partner is individually liable for the taxes, if any, on its shares of Quadriga Superfund's taxable income items including capital gains, interest, dividends, and deductions. In accordance with the Limited Partnership Agreement, each Series and the limited partners may be subject to various state and other taxes.

(3) Management Fees and Performance Fees

QCM, as the general partner, will receive a management fee of one-twelfth of 1.85% (1.85% annually) of the month-end net asset value of each Series, at the beginning of each calendar month in exchange for providing ongoing advisory services. The general partner may voluntarily waive a portion of its management fee at its discretion.

In addition, each Series will pay QCM a monthly performance fee equal to 25% of the new appreciation, if any, in the net asset value of that Series. "New appreciation" refers to the total increase in net asset value of a Series from the end of the last period for which the General Partner earned a performance fee. The performance fee is not reduced for extraordinary expenses, if any, of the Series, and no fee is paid with respect to interest income. If a performance fee payment is made by each Series, and each Series thereafter incurs a net loss, QCM will retain the amount previously paid. Trading losses will be carried forward and no further performance fees may be paid until the prior losses have been recovered.

(4) Expenses

In accordance with the Limited Partnership Agreement, each Series shall be charged certain expenses, as described below, and such expenses will be allocated proportionately among the partners.

Organization and Offering Expenses

Each Series will pay a monthly fee equal to one-twelfth of 1.00% (1.00% annually) of the net asset value of that Series for organization and offering expenses. These expenses include all fees and expenses incurred in connection with the formation of each Series and distribution of the limited partnership units including printing, mailing, filing fees, escrow fees, salaries and bonuses of employees while engaged in sales activities and marketing expenses of QCM and the selling agents which are paid by each Series and will be advanced by QCM. As of August 5, 2002, neither Series had accrued charges for organization and offering expenses since the sale of units to QCM occurred on the balance sheet date.

Operating Expenses

Each Series is responsible to provide for operating expenses, including but not limited to administrative, legal and accounting fees, and any taxes or extraordinary expenses payable by each Series. These expenses will be charged to each Series at a rate of one-twelfth of 0.15% per month (0.15% annually) of each Series' net assets. QCM, as the General Partner, will be responsible for any such expenses during any year of operations which exceed 0.15% of each Series' net assets per annum. As of August 5, 2002, neither Series had accrued such operating expenses since the sale of units to QCM occurred on the balance sheet date. Expenses incurred in connection with organizing the Partnership were paid by the General Partner, and will not be specifically reimbursed by the Partnership.

(5) Related Party Transactions

Quadriga Asset Management, Inc., an introducing broker and affiliate of QCM, will receive certain fees from each Series, consisting of (1) $25.00 per round turn transaction plus applicable National Futures Association and exchange fees for execution and brokerage services, along with (2) an annual 4% selling commission (one-twelfth of 4.00% per month) of the month-end net asset value of each Series per month. QAM, in turn, will remit a portion of the commissions to the clearing broker for execution and clearing costs, and will retain the remaining brokerage commission fee. QAM will also remit a portion of the selling fee to the selling agents for ongoing administrative services to the Partnership. As of August 5, 2002, no trading activity had occurred in either Series that would cause transaction-based fees, as described above, to be due to QAM; in addition, as of August 5, 2002, neither Series had incurred selling commission expenses as described above since the sale of units to QCM occurred on the balance sheet date.

INDEPENDENT AUDITORS' REPORT

The Shareholder
Quadriga Capital Management, Inc.

We have audited the accompanying statement of financial condition of Quadriga Capital Management, Inc. (the Company) as of December 31, 2001, and the related statements of income, changes in stockholder's equity and cash flows for the period from March 27, 2001 (date of inception) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quadriga Capital Management, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the period from March 27, 2001 (date of inception) to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Chicago, Illinois
March 18, 2002 except as to
the ninth and tenth paragraphs
of Note 1 which are as of
July 31, 2002

Purchasers of Units of Quadriga Superfund L.P. Series A and Series B will not receive any interest in Quadriga Capital Management, Inc.

QUADRIGA CAPITAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

Assets	
Cash	$100,784
Due from affiliated limited partnership	129,046
Prepaid deposits	2,612
Fixed assets, net of accumulated depreciation of $6,843	66,571
	$299,013
Liabilities and Stockholder's Equity	
Liabilities:	
Due to affiliate	$70,497
Other liabilities	3,610
Total liabilities	74,107
Stockholder's equity:	
Contributed capital, $50 par value; 2,000 shares authorized, issued, and outstanding	100,000
Additional paid-in-capital	19,890
Retained earnings	105,016
Total stockholder's equity	224,906
	$299,013

See accompanying notes to financial statements.

QUADRIGA CAPITAL MANAGEMENT, INC.

STATEMENT OF INCOME
Period from March 27, 2001
(date of inception)
through December 31, 2001

Revenues — management and incentive fees	$140,239
Expenses:	
Operating expenses	28,380
Depreciation	6,843
Total expenses	35,223
Net income	$105,016

See accompanying notes to financial statements.

QUADRIGA CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Period from March 27, 2001 (date of inception) through December 31, 2001

	Common stock	Additional paid-in-capital	Retained earnings	Total
Balance at March 27, 2001	$ —	$ —	$ —	$ —
Capital Contribution................................	100,000	19,890	—	119,890
Net income	—	—	105,016	105,016
Balance at December 31, 2001	$100,000	$19,890	$105,016	$224,906

See accompanying notes to financial statements.

QUADRIGA CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

Period from March 27, 2001 (date of inception) through December 31, 2001

Cash flows from operating activities:	
Net income	$ 105,016
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	6,843
Increase in assets:	
Due from affiliated limited partnership	(129,046)
Prepaid deposits	(2,612)
Increase in liabilities:	
Due to affiliates	28,380
Other liabilities	3,610
Net cash provided by operating activities	12,191
Cash flows from investing activities:	
Purchase of fixed assets	(73,414)
Net cash used in investing activities	(73,414)
Cash flows from financing activities:	
Contributed capital	119,890
Advances from affiliates	42,117
Net cash provided by financing activities	162,007
Net change in cash	100,784
Cash at beginning of year	—
Cash at end of year	$ 100,784

See accompanying notes to financial statements.

QUADRIGA CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

(1) General Information and Summary of Significant Accounting Policies

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements is set forth below.

Nature of Business

Quadriga Capital Management Inc. (the Company), was incorporated in Grenada, West Indies, on March 27, 2001. The Company's sole business is the trading and management of discretionary futures trading accounts, including commodity pools which are domiciled in the United States of America. The Company presently serves as commodity pool operator for Quadriga Partners, L.P. (Quadriga Partners), an affiliated partnership. The Company is wholly-owned by one shareholder.

Revenue Recognition

Quadriga Capital Management, Inc. earns management fees and an incentive fee for trading and management services provided to the Quadriga Partners. Management fees and the incentive fee are accrued as revenue on a quarterly basis and annual basis, respectively. Management fees are due the Company based on the terms of the agreement between the Company and Quadriga Partners at an annual rate of 2% of the net assets of Quadriga Partners.

Expenses

The Company incurs operating expenses relating to normal activities in connection with managing the business.

Fixed Assets

Fixed assets are stated net of accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized straight-line over the remainder of the lease term.

Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from such estimates.

Income Taxes

The Company has no income that is effectively connected in the United States of America, and therefore is not subject to income tax for the period from March 27, 2001 (date of inception) to December 31, 2001.

Functional Currency

The Company's functional currency is the U.S. dollar. In addition to maintaining a bank account in U.S. dollars, the Company also has an account denominated in Eastern Caribbean dollars used for various immaterial operating expenses. Cash assets denominated in Eastern Caribbean dollars are translated to U.S. dollars at the current exchange rate. The resulting adjustments are charged or credited directly to the

Stockholder's Equity section of the Balance Sheet. Expenses are translated at the weighted-average exchange rate for the period. There has been no change in the exchange rate between U.S. and Eastern Caribbean dollars during the period covered by the financial statements.

Corrections and Reclassifications

These financial statements contain reclassifications associated with operating expenses incurred and fixed asset acquisitions by an affiliate on behalf of the Company. As a result, the "Due to affiliates" line in the operating section of the statement of cash flows previously reported as $70,497 was changed to $28,380 and the line "Advances from affiliates" totaling $42,117 was added to the financing section. There was no impact on the net change in cash.

Additional disclosures regarding functional currency, foreign currency translation adjustments, recognition of management fees, and commitments of the Company to the Partnership have been added to the footnotes.

(2) Related Parties

The Company is the general partner of Quadriga Partners. As of December 31, 2001, the Company did not have a capital interest in Quadriga Partners nor is the Company committed to provide capital contributions, advances or to maintain an investment in Quadriga Partners. As general partner, the Company is responsible for the trading and management of Quadriga Partners, and receives a quarterly management fee computed at an annual rate of 2% of the net assets of Quadriga Partners at the beginning of such quarter. Management fees, which are accrued ratably as services are performed, compensate the Company for services rendered to and on behalf of Quadriga Partners. In addition, the Company receives an incentive fee from Quadriga Partners in an amount equal to 25% of the excess of net profits over net losses allocated to the limited partners' capital accounts as of the end of each fiscal year. For the year ended December 31, 2001, the Company had earned management fees and incentive fees of $24,145 and $116,094, respectively, which is included in fee income. At December 31, 2001, the Company had accrued management fee and incentive fee revenue receivable of $12,952 and $116,094, respectively, which is included is due from affiliated limited partnership.

At December 31, 2001, the Company owed the amount of $70,497 to Quadriga Fund Management, a Grenada corporation, for expenses and the purchase of fixed assets incurred by Quadriga Fund Management on behalf of the Company. Quadriga Fund Management is an affiliated entity owned by the sole stockholder of the Company.

The Company utilizes an automated trading system to execute its commodity trades on behalf of Quadriga Partners. The trading system is owned by Christian Baha and Christian Halper, and is licensed to the Company on a non-exclusive basis at no cost. For the period ended December 31, 2001, the actual costs of acquiring and operating the automated trading system which would have been allocated to the Company, based upon assets managed, were immaterial. Such costs may be allocated in future periods and would be recorded as an expense, with an offsetting credit to additional paid-in capital.

The Company executes its trades through Quadriga Asset Management, an introducing broker located in Chicago, IL. The sole stockholder of the Company is also a majority shareholder of Quadriga Asset Management. Brokerage costs are recognized in the account for which the Company is trading. No brokerage costs are incurred directly by the Company.

QUADRIGA CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(3) Lease

The future minimum lease payments under the non-cancelable office rental lease as of December 31, 2001 are:

Year ending December 31,	Minimum payments
2002	$ 8,955
2003	8,955
2004	5,970
	$23,880

QUADRIGA CAPITAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

	October 31, 2002 (Unaudited)	December 31, 2001
Assets		
Cash	$ 291,222	100,784
Due from related parties	80,671	129,046
Prepaid deposits	0	2,612
Fixed assets, net of accumulated depreciation of $33,853 at October 31, 2002 and $6,843 at December 31, 2001	54,956	66,571
Other Asset — Quadriga Superfund Series A	1,000,000	—
Other Asset — Quadriga Superfund Series B	1,000,000	—
	$2,426,849	299,013
Liabilities and Stockholder's Equity		
Liabilities:		
Due to affiliate	$ —	70,497
Other liabilities	—	3,610
Total liabilities	—	74,107
Stockholder's equity:		
Contributed capital, $50 par value; 2,000 shares authorized, issued, and outstanding	100,000	100,000
Additional paid-in-capital	2,199,863	19,890
Retained earnings	126,986	105,016
Total stockholder's equity	2,426,849	224,906
	$2,426,849	299,013

See accompanying notes to financial statements.

QUADRIGA CAPITAL MANAGEMENT, INC.

STATEMENT OF OPERATIONS
Ten Month Period from January 1 through October 31, 2002

	(Unaudited)
Revenues — management and incentive fees	$384,603
Expenses	
Operating Expenses	335,216
Depreciation	27,010
Other	987
Total Expenses	363,213
Other Income	
Currency conversion gain	424
Interest Income	156
Net Income	$ 21,970

See accompanying notes to financial statements.

QUADRIGA CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY (UNAUDITED)
Ten Month Period from January 1 through October 31, 2002

	Common stock	Additional paid-in-capital	Retained earnings	Total
Balance at December 31, 2001	$100,000	19,890	105,016	224,906
Net Income	—	—	21,970	21,970
Additional Contributed Capital	—	2,179,973	—	179,965
Balance at October 31, 2002	$100,000	2,199,863	126,986	2,426,849

See accompanying notes to financial statements.

QUADRIGA CAPITAL MANAGEMENT, INC.
Statement of Cash Flows (Unaudited)
Ten Month Period from January 1 through October 31, 2002

Cash flows from operating activities:		
Net Income	$	21,970
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		27,010
(Increase) decrease in assets:		
Due from related parties		50,992
Increase (decrease) in liabilities:		
Due to affiliates		(74,107)
Net cash provided by operating activities	$	25,865
Cash flows from investing activities -		
Purchase of fixed assets		(2,015,395)
Net cash used in investing activities		(2,015,395)
Cash flows from financing activities -		
Increase in contributed capital		2,179,973
Net cash provided by financial activities		2,179,973
Net change in cash		190,443
Cash at beginning of period		100,778
Cash at end of period	$	291,221

See accompanying notes to financial statements.

QUADRIGA CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS
October 31, 2002
(Unaudited)

(1) General Information and Summary of Significant Accounting Policies

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements contain is set forth below.

Nature of Business

Quadriga Capital Management Inc. (the Company), was incorporated in Grenada, West Indies, on March 27, 2001. The Company's sole business is the trading and management of discretionary futures trading accounts, including commodity pools which are domiciled in the United States of America. The Company presently serves as commodity pool operator for Quadriga Partners, L.P. (Quadriga Partners), an affiliated partnership. The Company is wholly-owned by one shareholder.

Basis of Presentation

In the opinion of management, the accompanying unaudited financial statements contain all adjustments necessary to present fairly the Company's financial position, results of operations, changes in stockholder's equity, and cash flows for the periods presented, and all such adjustments are of a normal recurring nature. No significant operations occurred during the period beginning March 27, 2001 and ending October 31, 2001, and as such, comparative prior year statements of operations, changes in stockholder's equity and cash flows have not been included in the financial statements.

Revenue Recognition

Quadriga Capital Management, Inc. earns management fees and an incentive fee for trading and management services provided to Quadriga Partners. Management fees and the incentive fee are accrued as revenue on a quarterly basis and annual basis, respectively. Management fees are due the Company based on the terms of the agreement between the Company and Quadriga Partners at an annual rate of 2% of the net assets of Quadriga Partners.

Expenses

The Company incurs operating expenses relating to normal activities in connection with managing the business.

Fixed Assets

Fixed assets are stated net of accumulated depreciation. Depreciation is calculated on the straight line method over the estimated useful lives of the assets. Leasehold improvements are amortized straight-line over the remainder of the lease term.

Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from such estimates.

Income Taxes

The Company has no income that is effectively connected in the United States of America, and therefore is not subject to income tax for the 10 month period ended October 31, 2002.

Functional Currency

The Company's functional currency is the U.S. dollar. In addition to maintaining a bank account in U.S. dollars, the Company also has an account denominated in Eastern Caribbean dollars used for various immaterial operating expenses and an account denominated in Euros. Cash assets denominated in Eastern Caribbean dollars are translated to U.S. dollars at the current exchange rate. The resulting adjustments are changed or credited directly to the Stockholder's Equity section of the Balance Sheet. Expenses are translated at the weighted-average exchange rate for the period. There has been no change in the exchange rate between U.S. and Eastern Caribbean dollars during the period covered by the financial statements.

(2) Related Parties

The Company is the general partner of Quadriga Partners and Quadriga Superfund, L.P. As of October 31, 2002, the Company did not have a capital interest in Quadriga Partners nor is the Company committed to provide capital contributions, advances or to maintain an investment in Quadriga Partners. As general partner, the Company is responsible for the trading and management of Quadriga Partners, and receives a monthly management fee computed at an annual rate of 2% of the net assets of Quadriga Partners at the beginning of such quarter. Management fees, which are accrued ratably as services are performed, compensate the Company for services rendered to and for expenses incurred on behalf of Quadriga Partners. In addition, the Company receives an incentive fee from Quadriga Partners in an amount equal to 25% of the excess of net profits over net losses allocated to the limited partners' capital accounts as of the end of each month. For the period from January 1, 2002 to October 31, 2002, the Company had earned management fees and incentive fees of $384,603. At October 31, 2002, the Company had accrued management fee and incentive fee revenue receivable of $11,525, which is included in due from related parties.

As of October 31, 2002, the Company had a capital interest of $1,000,000 in Quadriga Superfund, L.P. Series A and a capital interest of $1,000,000 in Quadriga Superfund, L.P. Series B. As general partner, the Company is responsible for the trading and management of Quadriga Superfund, L.P. and receives a monthly management fee computed at an annual rate of 1.85% of the net assets of Quadriga Superfund, L.P. at the beginning of each month. Management fees, which are accrued ratably as services are performed, compensate the Company for services rendered to and for expenses received on behalf of Quadriga Superfund, L.P. In addition, the Company receives an incentive fee from Quadriga Superfund, L.P. in an amount equal to 25% of the excess of net profits over net losses allocated to the limited partners' capital accounts as of the end of each month.

The Company utilizes an automated trading system to execute its commodity trades on behalf of Quadriga Partners. The trading system is owned by Christian Baha and Christian Halper and is licensed to the Company on a non-exclusive basis at no cost. For the period ended October 31, 2002, the actual costs of acquiring and operating the automated trading system which would have been allocated to the Company, based upon assets managed, were immaterial. Such costs may be allocated in future periods and would be recorded as an expense, with an offsetting credit to additional paid-in capital.

The Company executes its trades through Quadriga Asset Management, Inc. (QAM), an introducing broker located in Chicago, IL. The sole stockholder of the Company is also a majority shareholder of QAM. Brokerage costs are recognized in the account for which the Company is trading. No brokerage costs are incurred directly by the Company.

QUADRIGA CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(3) Lease

The future minimum lease payments under the noncancelable office rental lease as of October 31, 2002 are:

Year ending December 31,	Minimum payments
2002	8,955
2003	8,955
2004	5,970
	23,880

INDEPENDENT AUDITORS' REPORT

To the Partners of
Quadriga Partners, LP

We have audited the accompanying statement of financial condition of Quadriga Partners, LP including the condensed schedule of investments, as of December 31, 2001. These financial statements are the responsibility of the General Partner of Quadriga Partners, LP. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the General Partner, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quadriga Partners, LP as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 7, 2002

Purchasers of Units of Quadriga Superfund L.P. Series A and Series B will not receive any interest in Quadriga Partners, LP.

QUADRIGA PARTNERS, LP

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

Assets

Cash	$ 9,734
U.S. Government securities, at market (cost $1,863,470)	1,866,447
Due from broker	720,924
Other assets	26,517
Net unrealized gain on futures contracts	94,171
	$2,717,793

Liabilities and Partners' Capital

Liabilities	
Accrued expenses	$ 12,500
Management fee	12,945
Due to related party	143,727
Total liabilities	169,172
Partners' capital	
General partner	-0-
Limited partners	2,548,621
Total partners' capital	2,548,621
	$2,717,793

See accompanying notes to financial statements.

F-31

QUADRIGA PARTNERS, LP

CONDENSED SCHEDULE OF INVESTMENTS
December 31, 2001

	Face Value	Percentage of Partners' Capital	Market or Unrealized
Investments in securities, at market			
Debt Securities			
United States			
United States Treasury Bills due May 30, 2002 (cost $1,863,470)	1,880,000	73.2%	$1,866,447
Unrealized gain (loss) on future contracts			
United States		4.1%	$ 104,887
Foreign...		−0.4%	(10,716)
Total net unrealized gain on futures contracts		3.7%	$ 94,171

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Quadriga Partners, LP (the "Partnership") was organized for the purpose of investing in global futures and equities markets. The Partnership commenced operations on June 1, 2001.

Valuation of Investments in Futures and Forward Contracts

In accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities," the Partnership records its open contracts at the closing market quotations on the last business day of the year.

Valuation of Investments in Securities and Securities Sold Short

The Partnership values investments in securities and securities sold short that are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Other securities traded in the over the counter markets and listed for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short. Short-term notes are stated at amortized cost, which approximates fair value

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the year end exchange rates. Purchases and sales of investments, and income and expenses, that are denominated in foreign currencies, are translated into U.S. dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

Investment Transactions

Investment transactions are accounted for on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the General Partner to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Due to/from Broker

Amounts due from broker may be restricted to the extent that they serve as deposits for securities sold short. Amounts due to broker that represent margin borrowings are collateralized by certain marketable securities.

3. Related Party Transactions

In accordance with the Limited Partnership Agreement, the General Partner has the right to receive a management fee of .5% (2% per annum) of the net asset value of the Partnership at the beginning of each fiscal quarter, payable in advance.

QUADRIGA PARTNERS, L.P.

UNAUDITED STATEMENT OF FINANCIAL CONDITION
October 31, 2002

Assets

Cash	$2,108,268
Due from Brokers	1,941,744
U.S. Government Securities, at market	3,894,541
Net Unrealized Gain on Futures Contracts	111,170
Other Assets	21,517
	$8,077,240

Liabilities & Partners' Capital

Liabilities	
Accrued Expenses	$ 3,000
Management Fee Payable	11,525
Due to Related Party	27,618
Advance Capital Contribution	2,000,000
Total Liabilities	2,042,143
Partners' Capital	
General Partner	-0-
Limited Partners	6,035,097
Total Partners' Capital	6,035,097
	$8,077,240

QUADRIGA PARTNERS, L.P.

UNAUDITED CONDENSED SCHEDULE OF INVESTMENTS
October 31, 2002

	Face Value	Percentage of Partners Capital	Market or Unrealized
Investments in securities, at market			
Debt Securities			
United States Government Securities (cost $3,894,541)	—	—%	$3,894,541
Unrealized gain (loss) on futures contracts		—%	$ 111,170

PART TWO — STATEMENT OF ADDITIONAL INFORMATION

QUADRIGA SUPERFUND, L.P.

$200,000,000 UNITS OF BENEFICIAL INTEREST
Series A
Series B

THIS IS A SPECULATIVE, LEVERAGED INVESTMENT WHICH INVOLVES THE RISK OF LOSS. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS. SEE "THE RISKS YOU FACE" BEGINNING AT PAGE 7 IN PART ONE

THIS PROSPECTUS IS IN TWO PARTS: A DISCLOSURE DOCUMENT AND A STATE-MENT OF ADDITIONAL INFORMATION. THESE PARTS ARE BOUND TOGETHER, AND BOTH CONTAIN IMPORTANT INFORMATION.

QUADRIGA CAPITAL MANAGEMENT, INC. GENERAL PARTNER

PART TWO

STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS

Strategy

Market Diversification

Quadriga Capital Management, Inc. and its affiliates (collectively, "Quadriga") use a proprietary system designed to ensure minimal correlation to traditional investments. The spectrum of traded instruments globally consists of 100 futures markets in both commodity and financial futures. Fundamental to Quadriga's trading style is low correlation between the different instruments and high liquidity for order execution.

Average Trading Allocations by Sector



18 %	Currencies
5 %	Livestock
10 %	Agricultural Markets
10 %	Metals
12 %	Bonds
13 %	Energies
18 %	Indices
14 %	Grains

Technical Trading System

Positions are initiated using a proprietary technical algorithm that attempts to predict price trends in advance. Most systematic trend following systems employ technical indicators such as moving averages or bollinger bands to identify trending markets. Quadriga believes the key to using such indicators successfully lies in the way they are interrelated and applied in combination.

Trend Following

At present, Quadriga's trading strategy is based on short and midterm time horizons. One key to Quadriga's past success is to limit drawdowns by daily maintenance of stop orders. In this way, if a trend reverses Quadriga's loss is theoretically limited, while if a trend continues Quadriga's profits are theoretically protected. By this measure, Quadriga seeks to optimize winning trades.

Sample TradeCenter Screen Print



Money Management

Risk management plays a key role in Quadriga's investment strategy. Quadriga's proprietary program limits initial risk per trade to a theoretical maximum of 1.5 percent of total funds assets. In addition, the system continuously screens volatility and adjusts portfolio exposure accordingly.

Performance QAG (comparable to the intended trading program for "Superfund, L.P. Series A")*

QAG is Quadriga's flagship product and was introduced to the retail investor in Europe on March 8th, 1996. The targeted annualized performance of this strategy is 30 percent with an annualized standard deviation (measurement of risk) of 20 percent.

This chart was prepared by Quadriga Capital Management, Inc. See the glossary on page 45 of Part Two for information integral to this client.



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This chart was prepared by Quadriga Capital Management, Inc. See the glossary on page 19 for information integral to this chart.

HISTORICAL PERFORMANCE ■

1996 **–10.30%**

	1997		1998		1999		2000		2001		2002	
Jan	928.00	+ 3.46%	1055.11	– 2.54 %	1832.17	+ 4.11 %	2247.35	+ 1.84 %	2760.49	+ 1.55 %	3211.04	– 0.59 %
Feb	1004.48	+ 8.24%	1103.48	+ 4.58 %	1850.18	+ 0.98 %	2221.75	– 1.14 %	2800.64	+ 1.45 %	3131.50	– 2.48 %
Mar	958.03	– 4.62%	1143.25	+ 3.60 %	1818.72	– 1.70 %	2128.48	– 4.20 %	3157.97	+12.76 %	3086.26	– 1.44 %
Apr	934.13	– 2.49%	1088.28	– 4.81 %	1933.67	+ 6.32 %	2124.26	– 0.20 %	2753.39	–12.81 %	2994.10	– 2.99 %
May	1008.32	+ 7.94%	1183.39	+ 8.74 %	1821.48	– 5.80 %	2257.38	+ 6.27 %	2872.26	+ 4.32 %	3033.24	+ 1.31 %
Jun	1083.01	+ 7.41%	1206.53	+ 1.96 %	1813.69	– 0.43 %	2282.98	+ 1.13 %	2883.43	+ 0.39 %	3447.95	+13.67 %
Jul	1205.58	+11.32%	1332.06	+10.40 %	1834.26	+ 1.13 %	2189.90	– 4.08 %	2936.31	+ 1.83 %	3923.06	+13.78 %
Aug	1067.90	–11.42%	1463.65	+ 9.88 %	1784.54	– 2.71 %	2428.51	+10.90 %	3117.01	+ 6.15 %	4244.76	+ 8.20 %
Sep	1076.49	+ 0.80%	1454.13	– 0.65 %	1865.34	+ 4.53 %	2275.67	– 6.29 %	3597.23	+15.41 %		
Oct	1009.31	– 6.24%	1407.45	– 3.21 %	1806.20	– 3.17 %	2175.12	– 4.42 %	3739.17	+ 3.95 %		
Nov	1025.46	+ 1.60%	1601.23	+13.77 %	1997.01	+10.56 %	2285.23	+ 5.06 %	3262.23	–12.76 %		
Dec	1082.66	+ 5.58%	1759.81	+ 9.90 %	2206.66	+10.50 %	2718.42	+18.96 %	3230.16	– 0.98 %		
		+20.70%		**+62.55 %**		**+25.39 %**		**+23.19 %**		**+18.82 %**		**+31.41 %**

STATISTICS ■

RETURN STATISTICS	
since inception	324.48%
annualized geometric*	24.91%
YTD	31.41%
one year rolling	36.18%
three year rolling	137.86%
five year rolling	297.49%
average monthly*	1.87%
highest monthly*	18.96%
lowest monthly*	–12.81%
% of positive months*	56.41%

RISK STATISTICS	
annual standard deviation*	22.29%
monthly standard deviation*	6.44%
d-ratio*	0.324
max. initial risk per trade	1.00%
typical margin to equity	20.00%
maximum drawdown*	19.93%
maximum time off peak*	11 months

EFFICIENCY STATISTICS	
sharpe ratio**	1.12
sharpe ratio one year**	1.24
sharpe ratio three years**	1.31
sharpe ratio five years**	1.38
correlation to S&P (3 years)	– 0.37
correlation to MAR (3 years)	0.82
correlation to CSFB (3 years)	0.16
correlation to DAX (3 years)	– 0.38

* since inception

** modified

Past performance is not indicative of future results. The forgoing performance results are shown net of all fees. This constitutes neither an offer to sell nor a solicitation to invest. Such offer or solicitation will be made only in those jurisdictions where permitted by law and will be preceded or accompanied by a current disclosure document.

* "Quadriga Superfund, L.P. – Series A" is expected to employ a very similar strategy to Quadriga AG; however, it will be traded at a higher level of risk because of higher fees. But please understand, that the figures shown do not represent the figures of Quadriga Superfund, L.P. Series A and that there is no guarantee of Quadriga Superfund, L.P. Series A achieving the same results as Quadriga AG.

Past performance is not necessarily indicative of future results.

Performance Q-GCT (comparable to the intended trading program for "Superfund, L.P. Series B")*

Q-GCT is the more aggressive fund strategy and was introduced on January 4th, 2000 to investors. The targeted annualized performance of this strategy is between 40-50 percent with an annualized standard deviation (measurement of risk) of max. 30 percent.

This chart was prepared by Quadriga Capital Management, Inc. See the glossary on page 45 of Part Two for information integral to this chart.



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May 02
Jun 02
Jul 02
Aug 02

This chart was prepared by Quadriga Capital Management, Inc. See the glossary on page 19 for information integral to this chart.

HISTORICAL PERFORMANCE

2000			2001			2002		
Jan	619.08	+12.32 %	Jan	799.99	+ 3.56 %	Jan	1112.97	+ 1.06 %
Feb	584.24	− 5.63 %	Feb	836.53	+ 4.57 %	Feb	1082.99	− 2.69 %
Mar	569.91	− 2.45 %	Mar	919.74	+ 9.95 %	Mar	1023.91	− 5.46 %
Apr	565.61	− 0.75 %	Apr	840.60	− 8.61 %	Apr	1017.38	− 0.64 %
May	602.08	+ 6.45 %	May	856.46	+ 1.89 %	May	1053.60	+ 3.56 %
Jun	606.34	+ 0.71 %	Jun	899.47	+ 5.02 %	Jun	1301.64	+23.54 %
Jul	554.52	− 8.55 %	Jul	909.41	+ 1.11 %	Jul	1531.66	+17.67 %
Aug	622.85	+12.32 %	Aug	1002.83	+10.27 %	Aug	1764.97	+15.23 %
Sep	579.83	− 6.91 %	Sep	1287.86	+28.42 %			
Oct	561.93	− 3.09 %	Oct	1355.72	+ 5.27 %			
Nov	612.17	+ 8.94 %	Nov	1157.47	−14.62 %			
Dec	772.51	+26.19 %	Dec	1101.29	− 4.85 %			
		+40.16%			**+42.56%**			**+60.26%**

STATISTICS

RETURN STATISTICS	
since inception	220.23 %
annualized geometric*	54.72 %
YTD	60.26 %
one year rolling	76.00 %
average monthly*	3.70 %
highest monthly*	28.42 %
lowest monthly*	−14.62 %
% of positive months*	62.50 %

RISK STATISTICS	
annual standard deviation*	35.66 %
monthly standard deviation*	10.29 %
d-ratio*	0.195
typical margin to equity	30.00 %
max. initial risk per trade	1.50 %
maximum drawdown*	24.96 %
maximum time off peak*	8 months

EFFICIENCY STATISTICS	
sharpe ratio** (32 months)	1.53
sharpe ratio one year**	1.69
correlation to S&P (32 months)	− 0.45
correlation to MAR (30 months)	0.76
correlation to CSFB (31 months)	− 0.07
correlation to DAX (32 months)	− 0.64

* since inception

** modified

Past performance is not indicative of future results. The forgoing performance results are shown net of all fees. This constitutes neither an offer to sell nor a solicitation to invest. Such offer or solicitation will be made only in those jurisdictions where permitted by law and will be preceded or accompanied by a current disclosure document.

* "Quadriga Superfund, L.P. – Series B" is expected to employ a very similar strategy to Quadriga GCT; however, it will be traded at a higher level of risk because of higher fees. But please understand, that the figures shown do not represent the figures of Quadriga Superfund, L.P. Series B and that there is no guarantee of Quadriga Superfund, L.P. Series B achieving the same results as Quadriga GCT.

Past performance is not necessarily indicative of future results.

Correlation Comparison

One of the key tenets of Modern Portfolio Theory, as developed by the Nobel Prize economist Dr. Harry M. Markowitz, is that more efficient investment portfolios can be created by diversifying among asset categories with low to negative correlations.



		Quadriga AG	S&P 500	NASDAQ Comp.	MSCI World
Performance	**Performance since 1.1. 97**	373.24 %	23.63 %	1.85 %	1.25 %
	Performance p.a.	31.56 %	3.81 %	0.32 %	0.22 %
Risk	**Maximum Drawdown**	19.93 %	39.93 %	72.00 %	42.00 %
	Volatility p.a.	23.33 %	17.75 %	35.04 %	15.56 %
Statistics	**Mod. Sharpe Ratio**	1.35	0.21	0.01	0.01
	Correlation to Quadriga	**1.00**	**− 0.14**	**− 0.10**	**− 0.07**

01/97-08/02   This chart was prepared by Quadriga Capital Management, Inc. See the glossary on page 19 for information integral to this chart.

Comments

Over the past five years, Quadriga AG (QAG) not only outperformed the major indices but also had either zero or even negative correlation to such indices. In general, this attribute will allow investors to potentially reduce the risk in their portfolios through diversification.

Past performance is not necessarily indicative of future results. The forgoing performance results are shown net of all fees.

* "Quadriga Superfund, L.P. — Series A" is expected to employ a very similar strategy to Quadriga AG; however, it will be traded at a higher level of risk because of higher fees. The information shown does not represent performance for Quadriga Superfund, L.P. Series A and there is no guarantee that Quadriga Superfund, L.P. Series A will achieve similar or comparable results to Quadriga AG.

Correlation Comparison



		Quadriga GCT	S&P 500	NASDAQ Comp.	MSCI World
Performance	**Performance since 1.1. 00**	220.23 %	− 37.64 %	− 67.69 %	− 41.55 %
	Performance p.a.	54.72 %	− 16.23 %	− 34.54 %	− 18.24 %
Risk	**Maximum Drawdown**	24.96 %	39.93 %	72.00 %	42.00 %
	Volatility p.a.	35.66 %	17.03 %	39.35 %	14.60 %
Statistics	**Mod. Sharpe Ratio**	1.53	− 0.95	− 0.88	− 1.25
	Correlation to Quadriga	1.00	− 0.49	− 0.36	− 0.42

This chart was prepared by Quadriga Capital Management, Inc. See the glossary on page 19 for information integral to this chart.　　01/00-08/02

Comments

Over the past two years, Quadriga GCT (Q-GCT) not only outperformed the major indices but also had negative correlation to such indices. In general, this attribute will allow investors to potentially reduce the risk in their portfolios through diversification.

Past performance is not necessarily indicative of future results. The forgoing performance results are shown net of all fees.

* "Quadriga Superfund, L.P. — Series B" is expected to employ a very similar strategy to Quadriga GCT; however, it will be traded at a higher level of risk because of higher fees. The information shown does not represent performance for Quadriga Superfund, L.P. Series B and there is no guarantee that Quadriga Superfund, L.P. Series B will achieve similar or comparable results to Quadriga GCT.

Portfolio Efficiency

While alternative investments can decrease portfolio risk via non- or negative correlation, they can also simultaneously enhance overall portfolio performance and therefore improve overall investment quality.



	Quadriga AG	S&P 500	MSCI World	Performance p.a.	Volatility p.a.	Mod. Sharpe Ratio
Ratio Index 1 : Index 2		40 %	60 %	1.73 %	16.39 %	0.11
Quadriga AG				31.56 %	23.36 %	1.35
S&P 500				3.81 %	18.46 %	0.21
MSCI World				0.22 %	16.06 %	0.01
Portfolio 1	5.00 % QAG	38.00 %	57.00 %	4.50 %	14.77 %	0.30
Portfolio 2	12.00 % QAG	35.20 %	52.80 %	7.89 %	13.42 %	0.59
Portfolio 3	20.00 % QAG	32.00 %	48.00 %	11.23 %	12.90 %	0.87
Portfolio 4	30.00 % QAG	28.00 %	42.00 %	14.85 %	13.28 %	1.12
Portfolio 5	40.00 % QAG	24.00 %	36.00 %	18.00 %	14.32 %	1.26
Portfolio 6	50.00 % QAG	20.00 %	30.00 %	20.80 %	15.68 %	1.33
Portfolio 7	60.00 % QAG	16.00 %	24.00 %	23.32 %	17.17 %	1.36

01/97-08/02   This chart was prepared by Quadriga Capital Management, Inc. See the glossary on page 19 for information integral to this chart.

Diversification Effect

The chart above shows the effect of allocating increasing percentages of the Quadriga AG Fund into a portfolio consisting of the S&P 500 and MSCI World Indices. Beginning with a 5 percent allocation of Quadriga AG Fund into a portfolio and increasing increments of 5 percent, the chart shows hypothetical returns to standard deviation (a measure of risk). As the allocation of Quadriga AG Fund increased to 20 percent, the performance of the portfolio increased and the standard deviation, or volatility, decreased. Therefore, the optimal percentage allocation to such a hypothetical portfolio would be approximately 20 percent.

Past performance is not necessarily indicative of future results. The forgoing performance results are shown net of all fees.

* "Quadriga Superfund, L.P. — Series A" is expected to employ a very similar strategy to Quadriga AG; however, it will be traded at a higher level of risk because of higher fees. The information shown does not represent performance for Quadriga Superfund, L.P. Series A and there is no guarantee that Quadriga Superfund, L.P. Series A will achieve similar or comparable results to Quadriga AG.

Portfolio Efficiency

The achievement of improved investment quality is substantiated by an extensive bank of academic research, beginning with the landmark study of Dr. John Lintner of Harvard University. He wrote that "the combined portfolios of stocks, after including judicious investments . . . in leveraged managed futures accounts show substantially less risk at every possible level of expected return than portfolios of stocks alone."



	Quadriga GCT	S&P 500	MSCI World	Performance p.a.	Volatility p.a.	Mod. Sharpe Ratio
Ratio Index1 : Index 2		40 %	60 %	− 16.49 %	15.27 %	− 1.08
Quadriga GCT				50.80 %	35.66 %	1.42
S&P 500				− 15.35 %	18.46 %	− 0.83
MSCI World				− 17.26 %	16.06 %	− 1.08
Portfolio 1	5.00 % GCT	38.00 %	57.00 %	− 10.50 %	12.44 %	− 0.84
Portfolio 2	12.00 % GCT	35.20 %	52.80 %	− 3.18 %	11.37 %	− 0.28
Portfolio 3	20.00 % GCT	32.00 %	48.00 %	4.10 %	12.89 %	0.32
Portfolio 4	30.00 % GCT	28.00 %	42.00 %	12.06 %	16.21 %	0.74
Portfolio 5	40.00 % GCT	24.00 %	36.00 %	19.10 %	19.68 %	0.97
Portfolio 6	50.00 % GCT	20.00 %	30.00 %	25.45 %	22.92 %	1.11
Portfolio 7	60.00 % GCT	16.00 %	24.00 %	31.26 %	25.89 %	1.21

This chart was prepared by Quadriga Capital Management, Inc. See the glossary on page 19 for information integral to this chart.   01/00-08/02

Diversification Effect

The chart above shows the effect of allocating increasing percentages of the Quadriga GCT Fund into a portfolio consisting of the S&P 500 and MSCI World Indices. Beginning with a 5 percent allocation of Quadriga GCT Fund into a portfolio and increasing by 5 percent increments, the chart shows hypothetical returns to standard deviation (a measure of risk). The allocation of 10 to 12 percent of the Quadriga GCT Fund would theoretically result in the lowest risk to reward.

Past performance is not necessarily indicative of future results. The forgoing performance results are shown net of all fees.

* "Quadriga Superfund, L.P. — Series B" is expected to employ a very similar strategy to Quadriga GCT; however, it will be traded at a higher level of risk because of higher fees. The information shown does not represent performance for Quadriga Superfund, L.P. Series B and there is no guarantee that Quadriga Superfund, L.P. Series B will achieve similar or comparable results to Quadriga GCT.

Changing Investment World



Source: Altvest

QAG	= Quadriga AG*			S&P 500	= S&P 500 Comosite Index	
GCT	= Quadriga GCT**			MAR	= MAR Fund / Pool Qualified Univers Index	
MSCI	= MSCI World Index			NASDAQ	= NASDAQ Composite Index	
Lehman	= Lehman Brothers Government Bond Index					

	QAG*	GCT	MSCI	Lehman	S&P 500	MAR	NASDAQ
1996	−10.30		11.72	−0.78	20.26	15.66	22.71
1997	20.70		14.17	14.89	31.01	10.06	21.61
1998	62.55		22.78	13.49	26.67	9.37	39.66
1999	25.39		23.56	−8.7	19.53	3.77	85.59
2000	23.19	40.16	−14.05	20.11	−10.14	6.18	−39.29
2001	18.82	42.56	−17.83	4.56	−13.04	4.19	−21.05

*QAG trading started on March 8th   This chart was prepared by Quadriga Capital Management. See the glossary on page 19 for information integral to this chart.

Comments

The table above captures the performance for various indices or asset categories on an annualized basis. It also illustrates that performance can vary significantly over a period of time. While there is no guarantee of continued performance in one index or fund, the combination of various asset classes in a portfolio can potentially achieve greater returns and lower risk. The Quadriga Superfund Limited Partnership is intended as a medium- to long-term investment.

Past performance is not necessarily indicative of future results. The forgoing performance results are shown net of all fees.

WHY QUADRIGA

Why a Managed Futures Fund?

Managed futures investments are intended to generate long-term capital growth by providing global portfolio diversification. This diversification can be utilized by investing in Quadriga Superfund. A primary reason to invest in a managed futures (alternative investment) product, such as Quadriga Superfund, is to provide a fully diversified portfolio of investments that has the potential to improve returns while protecting against risk. This is possible because managed futures (alternative investment) products historically have not been correlated to traditional markets, such as stocks and bonds.

Why Quadriga Superfund?

Quadriga has a proven track record of performance for the past six years. The funds trade more than 100 futures markets and 1200 equities markets worldwide using a proprietary trading system designed and developed by its founders. Quadriga's funds have consistently produced double-digit returns, even during down markets, due to diversified trades and the ability to spot trends, while insuring strict risk controls are always in place.

Why Now?

The recent fluctuation in world markets has proven that long-only equity portfolios cannot make money during downward cycles. For continued portfolio performance, a fund that hedges its trades is the only way to limit losses and insure gains in any economic environment.

Historical Non Correlated Performance

Historically, managed futures investments have had very little correlation to the stock and bond markets. While there is no guarantee of positive performance in a managed futures component of a portfolio, the non-correlation characteristic of managed futures can improve risk adjusted returns in a diversified investment portfolio. Having the ability to go long and short gives managed futures the ability to profit from up or down markets. In other words, profit or loss in managed future funds is not dependent on economic cycles.

GLOSSARY

Quadriga Superfund Limited Partnership

Quadriga Superfund has two series of units, Series A and Series B. Series A has a strategy similar to the Quadriga AG Fund, which has a Global Macro trading strategy and a six year track record. Series B has a strategy similar to the Quadriga GCT fund, which employs more leverage than the AG Fund, and has a Managed Futures trading strategy.

Quadriga AG

QAG is the group's flagship product and was introduced to the retail investor in Europe on March 8th, 1996. This product is not available for US investors.

Quadriga GCT

Q-GCT is the more aggressive fund strategy and was introduced on January 4, 2000 to investors. This product is not available for US investors.

Aggregate subscriptions

Total gross capital subscriptions made to a pool or account from inception through the date indicated.

Drawdown

Losses experienced by a pool or account over a specified period.

Worst month peak-to-valley drawdown

Greatest cumulative percentage decline in month-end net asset value due to losses sustained by a pool or account during any period in which the initial month-end net asset value is not equaled or exceeded by a subsequent month-end net asset value.

Mar Fund/Pool Qualified Universe Index

A dollar weighted index that includes the performance of current, as well as, retired public futures funds, private pools and offshore funds that have the objective of speculative trading profits. The MAR Index is utilized as a broad measure of overall managed futures returns, as compared to other indices that measure the overall returns of stocks and bonds as separate asset classes. The MAR Index is not the same as an investment in the Fund, and the Fund may perform quite differently than the Index, just as an individual stock may perform quite differently from the S&P 500 Index.

MSCI World Index

The MSCI World Index consists of more than 1,500 stocks in 23 countries globally and represents approximately 85 percent of the total market capitalization in those countries.

Nasdaq Composite Index

The National Association of Securities Dealers Automated Quotation is an electronic-over the counter exchange. Unlike the NYSE auction market where orders meet on a trading floor, NASDAQ orders are paired and executed on a computer network.

Standard & Poor's 500 Composite Stock Index (S&P 500 Index)

A capitalization weighted index of 500 stocks. The Standard and Poor 500 Index represents the price trend movements of the major common stock of U.S. public companies. It is used to measure the performance of the entire U.S. domestic stock market.

Lehman Brothers Government Bond Index

Composed of bonds that are investment grade (as rated by Moody's or Standard & Poor's). Issues must have at least one year to maturity. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indexes are rebalanced monthly by market capitalization.

THE FUTURES AND FORWARD MARKETS

Futures Contracts

Futures contracts are standardized agreements traded on commodity exchanges that call for the future delivery of the commodity or financial instrument at a specified time and place. A futures trader that enters into a contract to take delivery of the underlying commodity is "long" the contract, or has "bought" the contract. A trader that is obligated to make delivery is "short" the contract or has "sold" the contract. Actual delivery on the contract rarely occurs. Futures traders usually offset (liquidate) their contract obligations by entering into equal but offsetting futures positions. For example, a trader who is long one September Treasury bond contract on the Chicago Board of Trade can offset the obligation by entering into a short position in a

September Treasury bond contract on that exchange. Futures positions that have not yet been liquidated are known as "open" contracts or positions. Futures contracts are traded on a wide variety of commodities, including agricultural products, metals, livestock products, government securities, currencies and stock market indices. Options on futures contracts are also traded on U.S. commodity exchanges. Each Series concentrates its futures trading in the U.S. and international futures and equity markets.

Forward Contracts

Currencies and other commodities may be purchased or sold for future delivery or cash settlement through banks or dealers pursuant to forward or swap contracts. Currencies also can be traded pursuant to futures contracts on organized futures exchanges; however, Quadriga Capital Management will use the dealer market in foreign exchange contracts for most of each Series' trading in currencies. Such dealers will act as "principals" in these transactions and will include their profit in the price quoted on the contracts. Unlike futures contracts, foreign exchange contracts are not standardized. In addition, the forward market is largely unregulated. Forward contracts are not "cleared" or guaranteed by a third party. Thus, each Series is subject to the creditworthiness of the foreign exchange dealer with whom it maintains all assets and positions relating to each Series' forward contract investments. There also is no daily settlement of unrealized gains or losses on open foreign exchange contracts as there is with futures contracts on U.S. exchanges.

Swap Transactions

Each Series may periodically enter into transactions in the forward or other markets which could be characterized as swap transactions and which may involve interest rates, currencies, securities interests, commodities and other items. A swap transaction is an individually negotiated, non-standardized agreement between two parties to exchange cash flows measured by different interest rates, exchange rates, or prices, with payments calculated by reference to a principal ("notional") amount or quantity. Transactions in these markets present certain risks similar to those in the futures, forward and options markets: (1) the swap markets are generally not regulated by any United States or foreign governmental authorities; (2) there are generally no limitations on daily price moves in swap transactions; (3) speculative position limits are not applicable to swap transactions, although the counterparties with which each Series may deal may limit the size or duration of positions available as a consequence of credit considerations; (4) participants in the swap markets are not required to make continuous markets in swaps contracts; and (5) the swap markets are "principal markets," in which performance with respect to a swap contract is the responsibility only of the counterparty with which the trader has entered into a contract (or its guarantor, if any), and not of any exchange or clearinghouse. As a result, each Series will be subject to the risk of the inability of or refusal to perform with respect to such contracts on the part of the counterparties with which each Series trades. The CFTC has adopted Part 35 to its Rules which provides non-exclusive safe harbor treatment from regulations under the Commodity Exchange Act as amended for swap transactions which meet certain specified criteria, over which the CFTC will not exercise its jurisdiction and regulate as futures or commodity option transactions. Notwithstanding the CFTC's position, the CFTC or a court could conclude in the future that certain swap transactions entered into by each Series constitute unauthorized futures or commodity option contracts subject to the CFTC's jurisdiction or attempt to prohibit each Series from engaging in such transactions. If each Series were restricted in its ability to trade in the swap markets, the activities of Quadriga Capital Management, to the extent that it trades in such markets on behalf of each Series, might be materially affected.

REGULATION

The U.S. futures markets are regulated under the Commodity Exchange Act, which is administered by the CFTC, a federal agency created in 1974. The CFTC licenses and regulates commodity exchanges, commodity pool operators, commodity trading advisors and clearing firms which are referred to in the futures industry as "futures commission merchants." Quadriga Capital Management is registered with the CFTC as a commodity pool operator. Futures professionals are also regulated by the NFA, a self-regulatory organization for the futures industry that supervises the dealings between futures professionals and their customers. If the pertinent CFTC licenses or NFA memberships were to lapse, be suspended or be revoked, Quadriga Capital Management would be unable to act as each Series' commodity pool operator and commodity trading advisor. The CFTC has adopted disclosure, reporting and recordkeeping requirements for commodity pool operators and disclosure and recordkeeping requirements for commodity trading advisors. The reporting rules require pool operators to furnish to the participants in their pools a monthly statement of account, showing the pool's income or loss and change in net asset value, and an annual financial report, audited by an independent certified public accountant. The CFTC and the exchanges have pervasive powers over the futures markets, including the emergency power to suspend trading and order trading for liquidation of existing positions only. The exercise of such powers could adversely affect each Series' trading. The CFTC does not regulate forward contracts. Federal and state banking authorities also do not regulate forward trading or forward dealers. Trading in foreign currency futures contracts may be less liquid and each Series' trading results may be adversely affected.

Margin

In order to establish and maintain a futures position, a trader must make a type of good-faith deposit with its broker, known as "margin," of approximately 2%-10% of contract value. Minimum margins are established for each futures contract by the exchange on which the contract is traded. The exchanges alter their margin requirements from time to time, sometimes significantly. For their protection, clearing brokers may require higher margins from their customers than the exchange minimums. Margin also is deposited in connection with forward contracts but is not required by any applicable regulation. There are two types of margin. "Initial" margin is the amount a trader is required to deposit with its broker to open a futures position. The other type of margin is "maintenance" margin. When the contract value of a trader's futures position falls below a certain percentage, typically about 75%, of its value when the trader established the position, the trader is required to deposit additional margin in an amount equal to the loss in value.

ADVANTAGES OF FUTURES FUND INVESTMENTS

Both the futures and forward markets and funds investing in those markets offer many structural advantages that make managed futures an efficient way to participate in global markets.

Profit Potential

Futures, forwards and options contracts can easily be leveraged, which magnifies the potential profit and loss. As a result of this leveraging, even a small movement in the price of a contract can cause major losses.

100% Interest Credit

Unlike some alternative investment funds, each Series does not borrow money in order to obtain leverage, so each Series does not incur any interest expense. Rather, each Series' margin deposits are maintained in cash equivalents, such as U.S. Treasury bills, and interest is earned on 100% of each Series' available assets, which include unrealized profits credited to each Series' accounts.

Global Diversification Within a Single Investment

Futures and related contracts can be traded in many countries, which makes it possible to diversify risk around the globe. This diversification is available both geographically and across market sectors. For example, an investor can trade interest rates, stock indices and currencies in several countries around the world, as well as energy and metals. While each Series itself trades across a diverse selection of global markets, an investment in each Series is not a substitute for overall portfolio diversification.

Ability to Profit or Lose in a Rising or Falling Market Environment

Each Series can establish short positions and thereby profit from declining markets as easily as it can establish long positions. This potential to make money, whether markets are rising or falling around the globe, makes managed futures particularly attractive to sophisticated investors. Of course, if markets go higher while an investor has a short position, he will lose money until the short position is exited.

Professional Trading

Quadriga Capital Management's approach includes the following elements:

- *Disciplined Money Management.* Quadriga Capital Management generally allocates between 0.6% to 0.8% of portfolio equity to any single market position with a maximum risk of 1% to 1.5% from initial risk. However, no guarantee is provided that losses will be limited to these percentages.

- *Balanced Risk.* Quadriga Capital Management will allocate each Series' capital to more than 100 markets around the world 24 hours a day. Among the factors considered for determining the portfolio mix are market volatility, liquidity and trending characteristics.

- *Capital Management.* When proprietary risk/reward indicators reach predetermined levels, Quadriga Capital Management may increase or decrease commitments in certain markets in an attempt to reduce performance volatility.

- *Multiple Systems.* While Quadriga Capital Management's approach is to find emerging trends and follow them to conclusion, no one system is right all of the time. Quadriga Capital Management utilizes a multi-system strategy on behalf of each Series that divides capital among different trading systems in an attempt to reduce performance volatility.

Convenience

Through each Series, investors can participate in global markets and opportunities without needing to master complex trading strategies and monitor multiple international markets.

Liquidity

In most cases the underlying markets have sufficient liquidity. Some markets trade 24 hours on business days. While there can be cases where there may be no buyer or seller for a particular market, each Series tries to select markets for investment based upon, among other things, their perceived liquidity. Exchanges impose limits on the amount that a futures price can move in one day. Situations in which markets have moved the limit for several days in a row have not been common, but do occur. See "The Risks You Face — Illiquidity of Your Investment." Also, investors may redeem all or a portion of their units on a monthly basis. See "Distributions and Redemptions."

Limited Liability

Investors' liability is limited to the amount of their investment in each Series. Investors will not be required to contribute additional capital to each Series.

POTENTIAL DISADVANTAGES OF FUTURES FUND INVESTMENTS

Some potential disadvantages of investing in futures and forward markets and funds investing in those markets include the following:

Lack of Diversification

Because a single advisor fund does not allocate its assets among a group of advisors, such fund is less likely to achieve the potential benefits derived from diversification in trading strategies and markets associated with a multi-advisor fund or available to an investor that makes its own allocation decisions.

Selection of Brokers and Clearing Firm

The manager of a futures fund typically selects the brokers and clearing firm or firms whose services the fund will utilize and investors in the fund are not consulted in such decision. As a result, investors are not able to evaluate competing brokers and clearing firms and select those they feel most satisfactorily suits their requirements.

Potentially Higher Fees

A futures fund typically incurs various fees and expenses not associated with separate managed accounts. Organization and offering expenses and selling expenses are not generally incurred in managed accounts. As a result, investors in such funds must realize a greater gross return from the fund in order to net the same effective return after allowing for such expenses.

Lack of Transparency

Clearing brokers produce daily and monthly statements for accounts they carry. Such information is not directly available to investors in a futures fund and, consequently, such investors do not have access to the same degree of information regarding trading activity that holders of separately managed accounts do.

QUADRIGA SUPERFUND, L.P.

FORM OF LIMITED PARTNERSHIP AGREEMENT

This Limited Partnership Agreement (the "Agreement") is made as of August 5, 2002, by and among Quadriga Capital Management, Inc., a Grenada corporation (the "General Partner") and each other party who becomes a party to this Limited Partnership Agreement as an owner of a unit ("Unit") of beneficial interest in a series ("Series") created hereunder and who is shown on the books and records of such Series as a Limited Partner (individually, a "Limited Partner" and collectively, the "Limited Partners").

1. *Formation; Name.* The parties to this Agreement hereby form a limited partnership under the Delaware Revised Uniform Limited Partnership Act, as amended and in effect on the date of this Agreement (the "Act"). The name of the limited partnership is Quadriga Superfund, L.P. (the "Partnership"). The General Partner will execute and file a Certificate of Limited Partnership of the Partnership (the "Certificate of Limited Partnership") in the form attached hereto as Appendix 1 and in accordance with the Act, and will execute, file, record and publish as appropriate such amendments, assumed name certificates and other documents as are or become necessary or advisable in connection with the operation of the Partnership, as determined by the General Partner, and will take all steps which the General Partner may deem necessary or advisable to allow the Partnership to conduct business as a limited partnership where the Partnership conducts business in any jurisdiction, and to otherwise provide that Limited Partners will have limited liability with respect to the activities of the Partnership in all such jurisdictions, and to comply with the law of any jurisdiction. Each Limited Partner hereby undertakes to furnish to the General Partner a power of attorney and such additional information as the General Partner may request to complete such documents and to execute and cooperate in the filing, recording or publishing of such documents as the General Partner determines appropriate.

2. (a) *Units of Limited Partnership.* The beneficial interest in the Partnership shall be divided into an unlimited number of Units. The General Partner may, from time to time, authorize the division of the Units into one or more Series as provided in Section 2(b) below. All Units issued hereunder shall be fully paid and nonassessable. The General Partner in its discretion may, from time to time, without vote of the Limited Partners, issue Units, in addition to the then issued and outstanding Units, to such party or parties and for such amount and type of consideration, subject to applicable law, including cash or securities, at such time or times and on such terms as the General Partner may deem appropriate, and may in such manner acquire other assets (including the acquisition of assets subject to, and in connection with, the assumption of liabilities) and businesses. In connection with any issuance of Units, the General Partner may issue fractional Units. The General Partner may from time to time divide or combine the Units into a greater or lesser number without thereby changing the proportionate beneficial interests in a particular Series. Contributions to a Series of the Partnership may be accepted for, and Units of such Series shall be redeemed as, whole Units and/or 1/1,000 of a Unit or integral multiples thereof.

(b) *Creation of Series.* The Partnership shall consist of one or more separate and distinct Series as contemplated by Section 17-218 of the Act. The General Partner hereby establishes and designates the following Series: "Quadriga Superfund, L.P. Series A" ("Series A") and "Quadriga Superfund, L.P. Series B" ("Series B") (each, a "Series"). Any additional Series created hereunder shall be established by the adoption of a resolution by the General Partner and shall be effective upon the date stated therein (or, if no such date is stated, upon the date of such adoption). The Units of each Series shall have the relative rights and preferences provided for herein and such rights as may be designated by the General Partner. The General Partner shall cause separate and distinct records for each Series to be maintained and the Partnership shall hold and account for the assets belonging thereto separately from the other Partnership property and the assets belonging to any other Series. Each Unit of a Series shall represent an equal beneficial interest in the net assets belonging to that Series. Unless the establishing resolution or any other resolution adopted pursuant to this Section 2(b) otherwise provides, Units of each Series established hereunder shall have the following relative rights and preferences:

(i) Limited Partners of a Series shall have no preemptive or other right to subscribe to any additional Units in such Series or other securities issued by the Partnership.

(ii) All consideration received by the Partnership for the issue or sale of the Units within a Series, together with all assets in which such consideration is invested or reinvested, all income, earnings, profits, and proceeds thereof, including any proceeds derived form the sale, exchange, or liquidation of such assets, and any funds or payments derived from any reinvestment of such proceeds in whatever form the same may be, shall be held and accounted for separately from the other assets of the Partnership and of every other Series and may be referred to herein as "assets belonging to" that Series or the "Series Estate". The assets belonging to a particular Series shall belong to that Series for all purposes, and to no other Series, subject only to the rights of creditors of that Series. In addition, any assets, income, earnings, profits, or payments and proceeds with respect thereto, which are not readily identifiable as belonging to any particular Series shall be allocated by the General Partner between and among one or more of the Series for all purposes and such assets, income, earnings, profits, or funds, or payments and proceeds with respect thereto, shall be assets belonging to that Series.

(iii) A particular Series shall be charged with the liabilities of that Series, and all expenses, costs, charges and reserves attributable to any particular Series shall be borne by such Series. Any general liabilities, expenses, costs, charges or reserves of the Partnership (or any Series) that are not readily identifiable as chargeable to or bearable by any particular Series shall be allocated and charged by the General Partner between or among any one or more of the Series in such manner as the General Partner in its sole discretion deems fair and equitable. Each such allocation shall be conclusive and binding upon the Limited Partners for all purposes. Without limitation of the foregoing provisions of this subsection, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series shall be enforceable against the assets of such Series only, and not against the assets of the Partnership generally or the assets belonging to any other Series. Notice of this contractual limitation on inter-Series liabilities is set forth in the Certificate of Limited Partnership attached as Appendix 1 hereto, and upon the giving of such notice in the Certificate of Limited Partnership, the statutory provisions of Section 17-218 of the Act relating to limitations on inter-Series liabilities (and the statutory effect under Section 17-218 setting forth such notice in the Certificate of Limited Partnership) shall become applicable to the Partnership and each Series.

(c) *Creation of Accounts.* For the benefit of the Series A Limited Partners, the General Partner shall establish and maintain a segregated account entitled "Quadriga Superfund, L.P. Series A Account" (the "Series A Account"). For the benefit of the Series B Limited Partners, the General Partner shall establish and maintain a segregated account entitled "Quadriga Superfund, L.P. Series B Account" (the "Series B Account"). The General Partner hereby acknowledges that it has deposited the sum of $1,000.00 in the Series A Account and that it has deposited the sum of $1,000.00 in the Series B Account. The sums held in the Series A Account shall be held for the benefit of the Series A Limited Partners and the sums held in the Series B Account shall be held for the benefit of Series B Limited Partners and such accounts shall be segregated and separate records with respect thereto shall be kept for purposes of Section 17-218 of the Act. The General Partner shall hold, invest and disburse the funds held in the accounts at its discretion.

(d) *Creation of Additional Accounts.* The General Partner is authorized to establish and maintain one or more separate accounts for each Series (the "Additional Accounts") with such institutions as the General Partner shall select for the following purposes:

(i) to receive and deposit subscriptions for such Series; and

(ii) to pay Limited Partners for such Series for redemptions of all or a portion of their Units.

The General Partner acknowledges that the funds held in any such Additional Accounts of a Series will be held for that Series only and that such Additional Accounts should be segregated from other Additional Accounts and that separate records shall be maintained with respect to each Additional Account.

(e) *Limited Liability of Limited Partners.* Each Unit, when purchased by a Limited Partner in accordance with the terms of this Agreement, will be fully paid and nonassessable. No Limited Partner will be liable for the Partnership's obligations in excess of that Partner's unredeemed capital contribution, undistributed profits, if any, and any distributions and amounts received upon redemption of Units. The Partnership will not make a claim against a Limited Partner with respect to amounts distributed to that Partner or amounts received by that Partner upon redemption of Units unless the Net Assets of the Partnership (which will not include any right of contribution from the General Partner except to the extent previously made by it under this Agreement) are insufficient to discharge the liabilities of the Partnership which have arisen before the payment of these amounts.

3. *Principal Office.* The address of the principal office of each Series shall be c/o Quadriga Capital Management, Inc., Le Marquis Complex, Unit 5, P.O. Box 1479, Grand Anse, St. George's, Grenada, West Indies; telephone (473) 439-2418. The General Partner is located at the same address. Registered Agents Legal Services, LLC shall receive service of process on each Series of the Partnership in the State of Delaware at 1220 North Market Street, Suite 606, Wilmington, Delaware 19801.

4. *Business.* Each Series' business and purpose is to trade, buy, sell, swap or otherwise acquire, hold or dispose of commodities (including, but not limited to, foreign currencies, mortgage-backed securities, money market instruments, financial instruments, and any other securities or items which are now, or may hereafter be, the subject of futures contract trading), domestic and foreign commodity futures contracts, commodity forward contracts, foreign exchange commitments, options on physical commodities and on futures contracts, spot (cash) commodities and currencies, securities (such as United States Treasury securities) approved by the Commodity Futures Trading Commission ("CFTC") for investment of customer funds and other securities on a limited basis, and any rights pertaining thereto and any options thereon, whether traded on an organized exchange or otherwise, and to engage in all activities necessary, convenient or incidental thereto. Each Series may also engage in "hedge," arbitrage and cash trading of any of the foregoing instruments. Each Series may engage in such business and purpose either directly or through joint ventures, entities or partnerships, provided that each Series' participation in any of the foregoing has no adverse economic or liability consequences for the Limited Partners, which consequences would not be present had each Series engaged in that same business or purpose directly. The objective of each Series' business is appreciation of its assets through speculative trading by the General Partner and independent professional trading advisors ("Advisors") selected from time to time by the General Partner.

5. Term, Dissolution, Fiscal Year.

(a) *Term.* The term of Series A and Series B commenced on the day on which the Certificate of Limited Partnership was filed with the Secretary of State of the State of Delaware pursuant to the provisions of the Act and the term of any Series shall end upon the first to occur of the following:

(1) December 31, 2050;

(2) receipt by the General Partner of an approval to dissolve such Series at a specified time by Limited Partners owning Units representing more than fifty percent (50%) of the outstanding Units of such Series then owned by Limited Partners of such Series, notice of which is sent by certified mail return receipt requested to the General Partner not less than 90 days prior to the effective date of such dissolution;

(3) withdrawal, insolvency or dissolution of the General Partner or any other event that causes the General Partner to cease to be the General Partner of such Series, unless (i) at the time of such event there is at least one remaining general partner of such Series who carries on the business of each Series (and each remaining general partner of such Series is hereby authorized to carry on the business of general partner of such Series in such an event), or (ii) within 120 days after such event

Limited Partners of such Series holding a majority of Units of such Series agree in writing to continue the business of such Series and to the appointment, effective as of the date of such event, of one or more general partners of such Series;

(4) a decline in the aggregate Net Assets of such Series to less than $500,000 at any time following commencement of trading in such Series;

(5) dissolution of such Series pursuant hereto; or

(6) any other event which shall make it unlawful for the existence of such Series to be continued or require termination of such Series.

(b) *Dissolution.*   Upon the occurrence of an event causing the dissolution of such Series, such Series shall be dissolved and its affairs wound up. Upon dissolution of a Series, the General Partner, or another person approved by Limited Partners of a majority of the Units of such Series, shall act as liquidator trustee.

(c) *Fiscal Year.*   The fiscal year of each Series shall begin on January 1 of each year and end on the following December 31.

(d) *Net Asset Value; Net Asset Value per Unit.*   The "Net Assets" of each Series are such Series' assets less such Series' liabilities determined in accordance with accounting principles generally accepted in the United States. If a contract cannot be liquidated on the day with respect to which Net Assets are being determined, the settlement price on the first subsequent day on which the contract can be liquidated shall be the basis for determining the liquidating value of such contract for such day, or such other value as the General Partner may deem fair and reasonable. The liquidating value of a commodity futures or option contract not traded on a commodity exchange shall mean its liquidating value as determined by the General Partner on a basis consistently applied for each different variety of contract. Accrued Performance Fees (as described in the Prospectus defined in Section 9 hereof) shall reduce Net Asset Value, even though such Performance Fees may never, in fact, be paid. The "Net Asset Value per Unit" of a Series is the Net Assets of such Series divided by the number of Units outstanding within such Series as of the date of determination. Each Series may issue an unlimited number of Units at the Net Asset Value per Unit.

6. *Net Worth of the General Partner.*   The General Partner agrees that at all times so long as it remains general partner of a Series, it will maintain its net worth at an amount not less than 5% of the total contributions to the Partnership by all Partners and to any other limited partnership for which it acts as a general partner by all partners; provided, however, that in no event may the General Partner's net worth be less than $50,000 nor will it be required to be more than $1,000,000. The requirements of the preceding sentence may be modified if the General Partner obtains an opinion of counsel for each Series that a proposed modification will not adversely affect the treatment of such Series as a partnership for federal income tax purposes and if such modification will reflect or exceed applicable state securities and Blue Sky laws limitations and qualify under any guidelines or statements of policy promulgated by any body or agency constituted by the various state securities administrators having jurisdiction in the premises.

7. *Capital Contributions; Units.*   The Limited Partners' respective capital contributions to each Series shall be as shown on the books and records of the applicable Series. The General Partner, so long as it is general partner of a Series and so long as it is required to characterize such Series as a partnership for federal income tax purposes, shall invest in such Series, sufficient capital so that the General Partner will have at all times a capital account equal to 1% of the total capital accounts of such Series (including the General Partner's). The General Partner may withdraw any interest it may have in such Series in excess of such requirement, and may redeem as of any month-end any interest which it may acquire on the same terms as any Limited Partner of such Series, provided that it must maintain the minimum interest in such Series described in the preceding sentence. The requirements of this Section 7 may be modified if the General Partner obtains an opinion of counsel for such Series that a proposed modification will not adversely affect the classification of such Series as a partnership for federal income tax purposes and if such modification will reflect or exceed applicable state securities and Blue Sky laws limitations and qualify under any guidelines or

statements of policy promulgated by any body or agency constituted by the various state securities administrators having jurisdiction in the premises. The General Partner may, without the consent of any Limited Partners of a Series, admit to such Series purchasers of Units as Limited Partners of each Series. All Units subscribed for in a Series upon receipt of a check or draft of the Limited Partner are issued subject to the collection of the funds represented by such check or draft. In the event a check or draft of a Limited Partner for Units representing payment for Units in a Series is returned unpaid, such Series shall cancel the Units issued to such Limited Partner represented by such returned check or draft. Any losses or profits sustained by a Series in connection with such Series' commodity trading allocable to such cancelled Units of such Series shall be deemed an increase or decrease in Net Assets of such Series and allocated among the remaining Limited Partners within such Series as described in Section 8. Each Series may require a Limited Partner to reimburse such Series for any expense or loss (including any trading loss) incurred in connection with the issuance and cancellation of any Units issued to him or her. Any Units acquired by the General Partner or any of its affiliates will be non-voting, and will not be considered "outstanding" for purposes of determining whether the majority approval of the outstanding Units of a Series has been obtained. Each Limited Partner of a Unit in a Series shall be deemed a beneficial owner of such Series within the meaning of the Act.

8. *Allocation of Profits and Losses.*

(a) *Capital Accounts and Allocations.* A capital account will be established for each Partner. The initial balance of each Partner's capital account will be the amount of a Partner's initial capital contribution to a Series less, in the case of a Limited Partner, the amount of offering expenses and selling commissions initially allocable to the Limited Partner's Units, if any. As of the close of business (as determined by the General Partner) on the last day of each calendar month ("Determination Date") during each fiscal year of a Series, the following determinations and allocations will be made subsequently with respect to each Series:

(i) Net Assets will be determined.

(ii) Accrued monthly management, organization and offering, and operating fees will then be charged against Net Assets.

(iii) Accrued monthly performance fees, if any, will then be charged against Net Assets.

(iv) Any increase or decrease in Net Assets (after the adjustments in subparagraphs (ii) and (iii) above), over those of the immediately preceding Determination Date (or, in the case of the first Determination Date, the first closing of the sale of Units to the public), will then be credited or charged to the capital account of each Partner in the ratio that the balance of each account bears to the balance of all accounts.

(v) Any accrued interest will be credited to the capital account of each Partner on a pro rata basis.

(vi) The amount of any distribution to a Partner, any amount paid to a Partner on redemption of Units and any redemption fee paid to the General Partner upon the redemption of Units will be charged to that Partner's capital account.

(b) *Allocation of Profit and Loss for Federal Income Tax Purposes.* As of the end of each fiscal year of a Series, the Partnership's realized profit or loss attributable to that Series will be allocated among the Partners under the following subparagraphs for federal income tax purposes. These allocations of profit and loss will be pro rata from net capital gain or loss and net operating income or loss realized by such Series. For United States federal income tax purposes, a distinction will be made between net short-term gain or loss and net long-term gain or loss.

(i) Items of ordinary income (such as interest or credits in lieu of interest) and expense (such as the management fees, performance fees, brokerage fees and extraordinary expenses) will be allocated pro rata among the Partners based on their capital accounts (exclusive of these items of ordinary income or expense) as of the end of each month in which the items of ordinary income or expense accrued.

(ii) Net realized capital gain or loss from the Series' trading activities will be allocated as follows:

(A) For the purpose of allocating the Series' net realized capital gain or loss among the Partners, the General Partner will establish an allocation account with respect to each outstanding Unit. The initial balance of each allocation account will be the amount paid by the Partner for the Unit. Allocation accounts will be adjusted as of the end of each fiscal year and as of the date a Partner completely redeems his Units as follows:

(1) Each allocation account will be increased by the amount of income allocated to the holder of the Unit under subparagraph (b)(i) above and subparagraph (b)(ii)(C) below.

(2) Each allocation account will be decreased by the amount of expense or loss allocated to the holder of the Unit under subparagraph (b)(i) above and subparagraph (b)(ii)(E) below and by the amount of any distribution the holder of the Unit has received with respect to the Unit (other than on redemption of the Unit).

(3) When a Unit is redeemed, the allocation account with respect to that Unit will be eliminated.

(B) Net realized capital gain will be allocated first to each Partner who has partially redeemed his Units during the fiscal year up to the excess, if any, of the amount received upon redemption of the Units over the allocation account attributable to the redeemed Units.

(C) Net realized capital gain remaining after the allocation of that capital gain under subparagraph (b)(ii)(B) above will be allocated next among all Partners whose capital accounts are in excess of their Units' allocation accounts (after the adjustments in subparagraph (b)(ii)(B) above) in the ratio that each such Partner's excess bears to all such Partners' excesses. If gain to be allocated under this subparagraph (b)(ii)(C) is greater than the excess of all such Partners' capital accounts over all such allocation accounts, the excess will be allocated among all Partners in the ratio that each Partner's capital account bears to all Partners' capital accounts.

(D) Net realized capital loss will be allocated first to each Partner who has partially redeemed his Units during the fiscal year up to the excess, if any, of the allocation account attributable to the redeemed Units over the amount received upon redemption of the Units.

(E) Net realized capital loss remaining after the allocation of such capital loss under subparagraph (b)(ii)(D) above will be allocated next among all Partners whose Units' allocation accounts are in excess of their capital accounts (after the adjustments in subparagraph (b)(ii)(D) above) in the ratio that each such Partner's excess bears to all such Partners' excesses. If loss to be allocated under this subparagraph (b)(ii)(E) is greater than the excess of all of these allocation accounts over all such Partners' capital accounts, the excess loss will be allocated among all Partners in the ratio that each Partner's capital account bears to all Partners' capital accounts.

(iii) The tax allocations prescribed by this Section 8(b) will be made to each holder of a Unit whether or not the holder is a substituted Limited Partner. If a Unit has been transferred or assigned, the allocations prescribed by this Section 8(b) will be made with respect to such Unit without regard to the transfer or assignment, except that in the year of transfer or assignment the allocations prescribed by this Section 8(b) will be divided between the transferor or assignor and the transferee or assignee based on the number of months each held the transferred or assigned Unit. For purposes of this Section 8(b), tax allocations will be made to the General Partner's Units of General Partnership Interest in a Series on a Unit-equivalent basis.

(iv) The allocation of profit and loss for federal income tax purposes set forth in this Agreement is intended to allocate taxable profits and loss among Partners in a Series generally in the ratio and to the extent that net profit and net loss are allocated to the Partners under Section 8(a) of this Agreement so as to eliminate, to the extent possible, any disparity between a Partner's capital account and his allocation account with respect to each Unit then outstanding, consistent with the principles set forth in Section 704(c)(2) of the Internal Revenue Code of 1986, as amended (the "Code").

(c) *Performance Fees.* Performance Fees shall be payable by a Series to the General Partner as of the end of each month and upon redemption of Units within such Series. Performance Fees shall equal a percentage, as specified in the current prospectus in respect of the Units of a Series of New Appreciation (if any) calculated as of the end of each month and upon redemption of Units within such Series. "New Appreciation" shall be the total increase, if any, in Net Asset Value of a series from the end of the last period for which a performance fee was earned by the Managing Partner, net of all fees and expenses paid or accrued by such Series other than the Performance Fee itself and after subtraction of all interest income received by such Series. Performance Fees shall be paid by each Series as a whole, irrespective of whether the Net Asset Value of such Series has declined below the purchase price of a Unit of such Series. Accrued Performance Fees payable by a Series shall reduce the redemption price of Units of such Series and shall be paid to the General Partner by such Series upon redemptions within such Series. The amount (if any) of the accrued Performance Fee that shall be paid to the General Partner upon the redemption of any Unit within a Series shall be determined by dividing the total Performance Fee as of such redemption date payable by such Series by the number of Units within such Series then outstanding (including Units within such Series redeemed as of such date); the remainder of the accrued Performance Fee payable by such Series shall be paid to the General Partner on the last day of each month. In the event assets are withdrawn from a Limited Partner's account or a Series as a whole (other than to pay expenses), any loss carry forward shall be proportionally reduced for purposes of calculating subsequent Performance Fees. Loss carry forward reductions shall not be restored as a result of subsequent additions of capital. The General Partner may adjust the allocations set forth in this Section 8(c), in the General Partner's discretion, if the General Partner believes that doing so will achieve more equitable allocations or allocations more consistent with the Code.

(d) *Expenses.*

(1) The General Partner shall advance the organization and offering expenses of the initial and continuous offerings of the Units of each Series, and no such expenses shall be deducted from the proceeds of the offering. The General Partner shall be reimbursed such amounts advanced on behalf of a Series by such Series via payments equal to $^1/_{12}$ of 1% per month (1% per annum) of such Series' month-end Net Asset Value. The General Partner shall have discretion to adopt reasonable procedures to implement the authorization of such expenses, including grouping expenses related to the same offering period and expensing de minimus amounts as they are incurred. In the event a Series terminates prior to completion of its reimbursement of advanced expenses, the General Partner will not be entitled to receive additional reimbursement from such Series and such Series will have no obligation to make further reimbursement payments to the General Partner. For purposes of this Agreement, organization and offering expenses shall mean all costs paid or incurred by the General Partner or a Series in organizing such Series and offering the Units of such Series, including legal and accounting fees incurred, bank account charges, all Blue Sky filing fees, filing fees payable upon formation and activation of such Series, and expenses of preparing, printing and distributing the prospectus and registration statement, but in no event shall exceed limits set forth in Section 9 herein or guidelines imposed by appropriate regulatory bodies.

(2) Each Series shall be obligated to pay all liabilities incurred by such Series, including without limitation, (i) brokerage fees; (ii) operating expenses (whether direct or indirect) in an amount equal to $^1/_{12}$ of 0.15% of such Series' month-end Net Asset Value (0.15% per annum), management fees equal to $^1/_{12}$ of 1.85% of such Series' month-end Net Asset Value (1.85% per annum), and performance fees; (iii) monthly selling commissions of $^1/_{12}$ of 4% (4% per annum); (iv) legal and accounting fees; and (v) taxes and other extraordinary expenses incurred by such Series. During any year of operations, the General Partner shall be responsible for payment of operating expenses of a Series in excess of 0.15% of such Series' month-end Net Asset Value during that year. Indirect expenses of the General Partner, such as indirect salaries, rent and other overhead expenses, shall not be liabilities of a Series. Each Series shall receive all interest earned on its assets.

(3) Compensation to any party, including the General Partner (or any Advisor which may be retained in the future), shall not exceed the limitations, if any, imposed by the North American

Securities Administrators Association ("NASAA") currently in effect. In the event the compensation exceeds such limitations, the General Partner shall promptly reimburse each Series for such excess.

(4) Each Series shall also be obligated to pay any costs of indemnification payable by such Series to the extent permitted under Section 17 of this Agreement.

(e) *Limited Liability of Limited Partners.* Each Unit, when purchased in accordance with this Agreement, shall, except as otherwise provided by law, be fully paid and nonassessable. Any provisions of this Agreement to the contrary notwithstanding, except as otherwise provided by law, no Limited Partner of a Series shall be liable for such Series' obligations in excess of the capital contributed by such Limited Partner, plus his share of undistributed profits and assets of such Series. Each Limited Partner will be entitled to the same limitation of personal liability extended to stockholders of private corporations for profit.

(f) *Return of Capital Contributions.* No Limited Partner or subsequent assignee shall have any right to demand the return of his capital contribution or any profits added thereto, except through redeeming Units or upon dissolution of each Series, in each case as provided herein and in accordance with the Act. In no event shall a Limited Partner or subsequent assignee be entitled to demand or receive property other than cash.

9. *Management of each Series and the Limited Partnership.* The General Partner, to the exclusion of all Limited Partners, shall have the power to control, conduct and manage the business of each Series and the Partnership. The General Partner shall have full power and authority to do any and all acts and to make and execute any and all contracts and instruments that it may consider necessary or appropriate in connection with the management of the Partnership. The General Partner shall have sole discretion in determining what distributions of profits and income, if any, shall be made to the Limited Partners of any Series (subject to the allocation provisions hereof), shall execute various documents on behalf of each Series and the Limited Partners pursuant to powers of attorney and supervise the liquidation of each Series if an event causing dissolution of such Series occurs. The General Partner may in furtherance of the business of each Series cause such Series to retain Advisors, including, but not limited to, the General Partner, to act in furtherance of such Series' purposes set forth in Section 4, all as described in the Prospectus relating to the offering of the Units of such Series (the "Prospectus") in effect as of the time that such Limited Partner last purchased Units. The General Partner may engage, and compensate on behalf of a Series from funds of such Series, or agree to share profits and losses with, such persons, firms or corporations, including (except as described in Section 8(d) of this Agreement) the General Partner and any affiliated person or entity, as the General Partner in its sole judgment shall deem advisable for the conduct and operation of the business of such Series, provided, that no such arrangement shall allow brokerage commissions paid by a Series in excess of the amount described in the Prospectus or as permitted under applicable North American Securities Administrators Association, Inc. Guidelines for the Registration of Commodity Pool Programs ("NASAA Guidelines") in effect as of the date of the Prospectus, whichever is higher (the "Cap Amount"). The General Partner shall reimburse each Series, on an annual basis, to the extent that such Series' brokerage commissions paid to the General Partner and the Quarterly Performance Fee, as described in the Prospectus, exceed the Cap Amount. The General Partner is hereby specifically authorized to enter into, on behalf of each Series, the initial subscription escrow agreements, the Advisory Agreements and the Selling Agreement as described in the Prospectus. The General Partner shall not enter into an Advisory Agreement with any trading advisor that does not satisfy the relevant experience (i.e., ordinarily a minimum of three years) requirements under the NASAA Guidelines. Each Series' brokerage commissions may not be increased without prior written notice to Limited Partners within such Series within sufficient time for the exercise of their redemption rights prior to such increase becoming effective. Such notification shall contain a description of such Limited Partner's voting and redemption rights and a description of any material effect of such increase. In addition to any specific contract or agreements described herein, the General Partner on behalf of each Series may enter into any other contracts or agreements specifically described in or contemplated by the Prospectus without any further act, approval or vote of the Limited Partners of such Series notwithstanding any other provisions of this Agreement, the Act or any applicable law, rule or regulations. The General Partner shall be under a fiduciary duty to conduct the affairs of each Series in the best interests of such Series. The Limited Partners of a Series will under no circumstances be deemed to have contracted away the fiduciary obligations owed them by the General Partner. The General Partner's fiduciary duty includes, among other things, the safekeeping of all

Series funds and assets and the use thereof for the benefit of such Series. The General Partner shall at all times act with integrity and good faith and exercise due diligence in all activities relating to the conduct of the business of each Series and in resolving conflicts of interest. Each Series' brokerage arrangements shall be non-exclusive, and the brokerage commissions paid by each Series shall be competitive. Each Series shall seek the best price and services available for its commodity transactions. The General Partner is hereby authorized to perform all other duties imposed by Sections 6221 through 6234 of the Code on the General Partner as the "tax matters partner" of each Series and the Partnership.

Each Series shall make no loans to any party, and the funds of each Series will not be commingled with the funds of any other person or entity or other Series (deposit of funds with a clearing broker, clearinghouse or forward dealer or entering into joint ventures or partnerships shall not be deemed to constitute "commingling" for these purposes). Except in respect of the Performance Fee, no person or entity may receive, directly or indirectly, any advisory, management or performance fees, or any profit-sharing allocation from joint ventures, partnerships or similar arrangements in which a Series participates, for investment advice or management, who shares or participates in any clearing brokerage commissions; no broker may pay, directly or indirectly, rebates or give-ups to any trading advisor or manager or to the General Partner or any of their respective affiliates in respect of sales of the Units within such Series; and such prohibitions may not be circumvented by any reciprocal business arrangements. The foregoing prohibition shall not prevent each Series from executing, at the direction of any Advisor, transactions with any futures commission merchant, broker or dealer. The maximum period covered by any contract entered into by each Series, except for the various provisions of the Selling Agreement which survive each closing of the sales of the Units of such Series, shall not exceed one year. Any material change in a Series' basic investment policies or structure shall require the approval of Limited Partners of such Series owning Units representing more than fifty percent (50%) of all Units within a Series then owned by the Limited Partners. Any agreements between a Series and the General Partner or any affiliate of the General Partner (as well as any agreements between the General Partner or any affiliate of the General Partner and any Advisor) shall be terminable without penalty by such Series upon no more than 60 days' written notice. All sales of Units in the United States will be conducted by registered brokers. Each Series is prohibited from employing the trading technique commonly known as "pyramiding" as such term is defined in Section I.B. of the NASAA Guidelines. A trading manager or Advisor of each Series taking into account each Series' open trade equity on existing positions in determining generally whether to acquire additional commodity positions on behalf of each Series will not be considered to be engaging in "pyramiding." The General Partner may take such other actions on behalf of each Series as the General Partner deems necessary or desirable to manage the business of such Series. The General Partner is engaged, and may in the future engage, in other business activities and shall not be required to refrain from any other activity nor forego any profits from any such activity, whether or not in competition with each Series. Limited Partners may similarly engage in any such other business activities. The General Partner shall devote to each Series such time as the General Partner may deem advisable to conduct such Series' business and affairs.

10. *Audits and Reports to Limited Partners.* Each Series' books shall be audited annually by an independent certified public accountant. The General Partner will use its best efforts to cause each Limited Partner of a Series to receive (i) within 90 days after the close of each fiscal year certified financial statements of such Series for the fiscal year then ended, (ii) within 90 days of the end of each fiscal year (but in no event later than March 15 of each year) such tax information as is necessary for a Limited Partner to complete his federal income tax return, (iii) any applicable Form 1099 or other documentation evidencing payment of interest income to each Limited Partner, and (iv) such other annual and monthly information as the CFTC may by regulation require. The General Partner of a Series shall notify its Limited Partners within seven business days of any material change (i) in the agreements with such Series' Advisors, including any modification in the method of calculating the advisory fee and (ii) in the compensation of any party relating to such Series. Limited Partners of a Series or their duly authorized representatives may inspect such Series' books and records during normal business hours upon reasonable written notice to the General Partner and obtain copies of such records (including by post upon payment of reasonable mailing costs), upon payment of reasonable reproduction costs; provided, however, upon request by the General Partner, the Limited Partner shall represent that the inspection and/or copies of such records will not be for commercial purposes unrelated to such Limited Partner's interest as a beneficial owner of such Series. The General Partner shall have the

right to keep confidential from the Limited Partners of a Series, for such period of time as the General Partner deems reasonable, any information that the General Partner reasonably believes that such Series is required by law or by agreement with a third party to keep confidential, provided that such information may not be kept confidential if it involved a transaction between such Series and an affiliate of the General Partner. The General Partner shall calculate the approximate Net Asset Value per Unit of each Series on a daily basis and furnish such information upon request to any Limited Partner of the applicable Series. The General Partner shall maintain and preserve all Partnership records for a period of not less than six years. The General Partner will, with the assistance of each Series' clearing brokers, make an annual review of the clearing brokerage arrangements applicable to such Series. In connection with such review, the General Partner will ascertain, to the extent practicable, the clearing brokerage rates charged to other major commodity pools whose trading and operations are, in the opinion of the General Partner, comparable to those of each Series in order to assess whether the rates charged each Series are competitive in light of the services it receives. If, as a result of such review, the General Partner determines that such rates are not competitive in light of the services provided to each Series, the General Partner will notify the Limited Partners, setting forth the rates charged to each Series and several funds which are, in the General Partner's opinion, comparable to each Series.

11. *Assignability of Units.* Each Limited Partner expressly agrees that he will not voluntarily assign, transfer or dispose of, by gift or otherwise, any of his Units or any part or all of his right, title and interest in the capital or profits of a Unit in violation of any applicable federal or state securities laws or without giving written notice to the General Partner at least 30 days prior to the date of such assignment, transfer or disposition. No assignment, transfer or disposition by an assignee of Units of any Series or of any part of his right, title and interest in the capital or profits of such Units shall be effective against such Series or the General Partner until the General Partner receives the written notice of the assignment; the General Partner shall not be required to give any assignee any rights hereunder prior to receipt of such notice. The General Partner may, in its sole discretion, waive any such notice. No such assignee, except with the consent of the General Partner, which consent may be withheld only to prevent or minimize potential adverse legal or tax consequences to a Series, may become a substituted Limited Partner of a Series, nor will the estate or any beneficiary of a deceased Limited Partner or assignee have any right to redeem Units from such Series except by redemption as provided in Section 12 hereof. Each Limited Partner agrees that with the consent of the General Partner any assignee may become a substituted Limited Partner without need of the further act or approval of any Limited Partner. If the General Partner withholds consent, an assignee shall not become a substituted Limited Partner, and shall not have any of the rights of a Limited Partner, except that the assignee shall be entitled to receive that share of capital and profits and shall have that right of redemption to which his assignor would otherwise have been entitled. No assignment, transfer or disposition of Units of a Series shall be effective against each Series or the General Partner until the first day of the month succeeding the month in which the General Partner consents to such assignment, transfer or disposition. No Units of a Series may be transferred where, after the transfer, either the transferee or the transferor would hold less than the minimum number of Units of such Series equivalent to an initial minimum purchase, except for transfers by gift, inheritance, intrafamily transfers, family dissolutions, and transfers to Affiliates.

12. *Redemptions.* A Limited Partner or any assignee of Units of whom the General Partner has received written notice as described above may redeem all or, subject to the provisions of this Section 12, a portion of his Units, in an amount not less than $1,000.00 within a Series (such redemption being herein referred to as a "redemption") effective as of the close of business (as determined by the General Partner) on the last day of any month; provided that: (i) all liabilities, contingent or otherwise, of such Series (including such Series' allocable share of the liabilities, contingent or otherwise, of any entities in which such Series invests), except any liability to Limited Partners within such Series on account of their capital contributions, have been paid or there remains property of such Series sufficient to pay them; (ii) the General Partner shall have timely received a request for redemption, as provided in the following paragraph, and (iii) with respect to a partial redemption, such Limited Partner shall have a remaining investment in such Series after giving effect to the requested redemption at least equal to the minimum initial investment amount of $5,000.

Requests for redemption must be received by the General Partner at least ten calendar days, or such lesser period as shall be acceptable to the General Partner, in advance of the requested effective date of redemption. The General Partner may declare additional redemption dates upon notice to the Limited Partners of a Series as well as to those assignees of whom the General Partner has received notice as described above.

Requests for redemption accepted by the General Partner are payable at the applicable month-end Net Asset Value per Unit of the Series being redeemed. The General Partner is authorized to liquidate positions to the extent it deems necessary or appropriate to honor any such redemption requests.

If at the close of business (as determined by the General Partner) on any day, the Net Asset Value per Unit of a Series has decreased to less than 50% of the Net Asset Value per Unit of such Series as of the most recent month-end, after adding back all distributions, the General Partner shall notify Limited Partners within such Series within seven business days thereafter and shall liquidate all open positions with respect to such Series as expeditiously as possible and suspend trading. Within ten business days after the date of suspension of trading, the General Partner (and any other general partners of such Series) shall declare a Special Redemption Date with respect to such Series. Such Special Redemption Date shall be a business day within 30 business days from the date of suspension of trading by such Series, and the General Partner shall mail notice of such date to each Limited Partner of such Series and assignee of Units within such Series of whom it has received written notice, by first-class mail, postage prepaid, not later than ten business days prior to such Special Redemption Date, together with instructions as to the procedure such Limited Partner or assignee must follow to have his interest in such Series redeemed on such date (only entire, not partial, interests may be so redeemed unless otherwise determined by the General Partner). Upon redemption pursuant to a Special Redemption Date, a Limited Partner or any other assignee of whom the General Partner has received written notice as described above, shall receive from the applicable Series an amount equal to the Net Asset Value of his interest in such Series, determined as of the close of business (as determined by the General Partner) on such Special Redemption Date. No redemption charges shall be assessed on any such Special Redemption Date. As in the case of a regular redemption, an assignee shall not be entitled to redemption until the General Partner has received written notice (as described above) of the assignment, transfer or disposition under which the assignee claims an interest in the Units to be redeemed. If, after such Special Redemption Date, the Net Assets of such Series are at least $500,000 and the Net Asset Value of a Unit within such Series is in excess of $250, such Series may, in the discretion of the General Partner, resume trading. The General Partner may at any time and in its discretion declare a Special Redemption Date, should the General Partner determine that it is in the best interests of a Series to do so. The General Partner in its notice of a Special Redemption Date may, in its discretion, establish the conditions, if any, under which other Special Redemption Dates must be called, which conditions may be determined in the sole discretion of the General Partner, irrespective of the provisions of this paragraph. The General Partner may also, in its discretion, declare additional regular redemption dates for Units within a Series and permit certain Limited Partners to redeem at other than month-end.

Except as otherwise set forth above, redemption payments will be made within 20 business days after the month-end of redemption, except that under special circumstances, including, but not limited to, inability to liquidate dealers' positions as of a redemption date or default or delay in payments due a Series from clearing brokers, banks or other persons or entities, such Series may in turn delay payment to Limited Partners or assignees requesting redemption of their Units of the proportionate part of the Net Asset Value of such Units within such Series equal to that proportionate part of such Series' aggregate Net Asset Value represented by the sums which are the subject of such default or delay. The General Partner shall cause redemption payments to be sent from the Additional Accounts to the last known addresses of the Limited Partner requesting redemption; provided, however, that such Limited Partners shall cease to be Limited Partners upon payment of the redemption amounts and such Limited Partners shall have no claim against the assets of a Series in which they were Limited Partners except for such redemption payments.

The General Partner may require a Limited Partner to redeem all or a portion of such Limited Partner's Units within a Series if the General Partner considers doing so to be desirable for the protection of such Series, and will use best efforts to do so to the extent necessary to prevent each Series from being deemed to hold "plan assets" under the provisions of the Employee Retirement Income Security Act of 1974, as amended

("ERISA"), or the Code, with respect to any "employee benefit plan" subject to ERISA or with respect to any plan or account subject to Section 4975 of the Code.

13. *Offering of Units.* The General Partner on behalf of each Series shall (i) cause to be filed a Registration Statement or Registration Statements, and such amendments thereto as the General Partner deems advisable, with the Securities and Exchange Commission for the registration and ongoing public offering of the Units, (ii) use its best efforts to qualify and to keep qualified Units for sale under the securities laws of such States of the United States or other jurisdictions as the General Partner shall deem advisable and (iii) take such action with respect to the matters described in (i) and (ii) as the General Partner shall deem advisable or necessary. The General Partner shall use its best efforts not to accept any subscriptions for Units if doing so would cause a Series to hold "plan assets" under ERISA or the Code with respect to any "employee benefit plan" subject to ERISA or with respect to any plan or account subject to Section 4975 of the Code. If such a Limited Partner has its subscription reduced for such reason, such Limited Partner shall be entitled to rescind its subscription in its entirety even though subscriptions are otherwise irrevocable.

14. *Additional Offerings.* The General Partner may, in its discretion, make additional public or private offerings of Units, provided that the net proceeds to a Series of any such sales of additional Units of such Series shall in no event be less than the Net Asset Value per Unit within such Series (as defined in Section 5(d) hereof) at the time of sale (unless the new Unit's participation in the profits and losses of such Series is appropriately adjusted). No Limited Partner shall have any preemptive, preferential or other rights with respect to the issuance or sale of any additional Units, other than as set forth in the preceding sentence. The Partnership may offer different Series or classes of Units having different economic terms than previously offered Series or classes of Units as determined by the General Partner; provided that the issuance of such a new Series or class of Units shall in no respect adversely affect the holders of outstanding Units; and provided further that the assets attributable to each such Series or class shall, to the maximum extent permitted by law, be treated as legally separate and distinct pools of assets, and the assets attributable to one such Series or class be prevented from being used in any respect to satisfy or discharge any debt or obligation of any other such Series or class.

15. *Special Power of Attorney.* Each Limited Partner by his execution of this Agreement does hereby irrevocably constitute and appoint the General Partner and each officer of the General Partner, with power of substitution, as his true and lawful attorney-in-fact, in his name, place and stead, to execute, acknowledge, swear to (and deliver as may be appropriate) on his behalf and file and record in the appropriate public offices and publish (as may in the reasonable judgment of the General Partner be required by law): (i) this Agreement, including any amendments and/or restatements hereto duly adopted as provided herein; (ii) certificates in various jurisdictions, and amendments and/or restatements thereto, and of assumed name or of doing business under a fictitious name with respect to each Series or the Partnership; (iii) all conveyances and other instruments which the General Partner deems appropriate to qualify or continue each Series or the Partnership in the State of Delaware and the jurisdictions in which each Series or the Partnership may conduct business, or which may be required to be filed by each Series or the Limited Partners under the laws of any jurisdiction or under any amendments or successor statutes to the Act, to reflect the dissolution or termination of each Series or the Partnership, or each Series or the Partnership being governed by any amendments or successor statutes to the Act or to reorganize or refile each Series or the Partnership in a different jurisdiction; and (iv) to file, prosecute, defend, settle or compromise litigation, claims or arbitrations on behalf of each Series. The Power of Attorney granted herein shall be irrevocable and deemed to be a power coupled with an interest (including, without limitation, the interest of the other Limited Partners in the General Partner being able to rely on the General Partner's authority to act as contemplated by this Section 15) and shall survive and shall not be affected by the subsequent incapacity, disability or death of a Limited Partner.

16. *Withdrawal of a Limited Partner.* The Partnership shall be dissolved upon the final dissolution of each Series created hereunder. Each Series shall be dissolved upon the withdrawal, dissolution, insolvency or removal of the General Partner with respect to such Series, or any other event that causes the General Partner to cease to be a general partner with respect to such Series under the Act, unless such Series is continued pursuant to the terms of Section 5(a)(3). In addition, the General Partner may withdraw from each Series,

without any breach of this Agreement, at any time upon 120 days' written notice by first class mail, postage prepaid, to each Limited Partner of such Series and assignee of whom the General Partner has notice; provided, that such resignation shall not become effective unless and until a successor general partner is in place. If the General Partner withdraws as general partner with respect to a Series and such Series' business is continued, the withdrawing General Partner shall pay all expenses incurred directly as a result of its withdrawal. In the event of the General Partner's removal or withdrawal, with respect to a Series, the General Partner shall be entitled to a redemption of its interest in such Series at its Net Asset Value with respect to such Series on the next closing date following the date of removal or withdrawal. The General Partner may not assign its interest in the Partnership or its obligation to direct the trading of each Series' assets without the consent of each Limited Partner of the effected Series. The death, incompetency, withdrawal, insolvency or dissolution of a Limited Partner or any other event that causes a Limited Partner to cease to be a Limited Partner (within the meaning of the Act) in a Series shall not terminate or dissolve such Series, and a Limited Partner, his estate, custodian or personal representative shall have no right to redeem or value such Limited Partner's interest in such Series except as provided in Section 12 hereof. Each Limited Partner within a Series agrees that in the event of his death, he waives on behalf of himself and his estate, and directs the legal representatives of his estate and any person interested therein to waive, the furnishing of any inventory, accounting or appraisal of the assets of such Series or the Partnership and any right to an audit or examination of the books of such Series or the Partnership. Nothing in this Section 16 shall, however, waive any right given elsewhere in this Agreement for a Limited Partner to be informed of the Net Asset Value of his Units, to receive periodic reports, audited financial statements and other information from the General Partner or to redeem or transfer Units.

17. *Standard of Liability; Indemnification.*

(a) *Standard of Liability for the General Partner.* The General Partner and its Affiliates, as defined below, shall have no liability to any Series or to any Limited Partner of such Series for any loss suffered by such Series or such Limited Partner which arises out of any action or inaction of the General Partner or its Affiliates if the General Partner, in good faith, determined that such course of conduct was in the best interests of such Series and such course of conduct did not constitute negligence or misconduct of the General Partner or its Affiliates.

(b) *Indemnification of the General Partner by each Series.* To the fullest extent permitted by law, subject to this Section 17, the General Partner and its Affiliates shall be indemnified by each Series against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with such Series; provided that such claims were not the result of negligence or misconduct on the part of the General Partner or its Affiliates, and the General Partner, in good faith, determined that such conduct was in the best interests of such Series; and provided further that Affiliates of the General Partner shall be entitled to indemnification only for losses incurred by such Affiliates in performing the duties of the General Partner with respect to such Series and acting wholly within the scope of the authority of the General Partner. Notwithstanding anything to the contrary contained in the preceding two paragraphs, the General Partner and its Affiliates and any persons acting as Selling Agents for the Units shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless (1) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee and the court approves indemnification of the litigation costs, or (2) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee and the court approves indemnification of the litigation costs, or (3) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made. In any claim for indemnification for federal or state securities law violations, the party seeking indemnification shall place before the court the position of the Securities and Exchange Commission, the California Department of Corporations, the Massachusetts Securities Division, the Missouri Securities Division, the Pennsylvania Securities Commission, the Tennessee Securities Division, the Texas Securities Board and any other state or applicable regulatory authority with respect to the issue of indemnification for securities law violations. Each Series shall not bear the cost of that portion of any insurance which insures any party against any liability the indemnification of which is herein prohibited. For the purposes of this Section 17, the term "Affiliates" shall mean any person acting on behalf of or performing services on behalf of any Series who: (1) directly or indirectly controls, is controlled by, or is under common control with the General Partner; or (2) owns or controls 10% or more of the outstanding voting securities of the General Partner; or (3) is an officer or director of the General Partner; or (4) if the General Partner is an officer, director, partner or trustee, is any entity for which the General Partner acts in any such capacity. Advances from a Series Estate to the General Partner and its Affiliates for legal expenses and other costs incurred as a result of any legal action initiated against the General Partner by a Limited Partner are prohibited. Advances from any Series' Estate to the General Partner and its Affiliates for legal expenses and other costs incurred as a result of a legal action will be made only if the following three conditions are satisfied: (1) the legal action relates to the performance of duties or services by the General Partner or its Affiliates on behalf of such Series; (2) the legal action is initiated by a third party who is not a Limited Partner; and (3) the General Partner or its Affiliates undertake to repay the advanced funds, with interest from the date of such advance, to such Series in cases in which they would not be entitled to indemnification under the standard of liability set forth in Section 17(a). In no event shall any indemnity or exculpation provided for herein be more favorable to the General Partner or any Affiliate than that contemplated by the NASAA Guidelines as currently in effect. In no event shall any indemnification permitted by this subsection (b) of Section 17 be made by a Series unless all provisions of this Section for the payment of indemnification have been complied with in all respects. Furthermore, it shall be a precondition of any such indemnification that the effected Series receive a determination of qualified independent legal counsel in a written opinion that the party which seeks to be indemnified hereunder has met the applicable standard of conduct set forth herein. Receipt of any such opinion shall not, however, in itself, entitle any such party to indemnification unless indemnification is otherwise proper hereunder. Any indemnification payable by a Series hereunder shall be made only as provided in the specific case. In no event shall any indemnification obligations of a Series under this subsection (b) of this Section 17 subject a Limited Partner to any liability in excess of that contemplated by subsection (e) of Section 8 hereof.

(c) *Indemnification of each Series by the Limited Partners.* In the event a Series is made a party to any claim, dispute or litigation or otherwise incurs any loss or expense as a result of or in connection with any of such Series' Limited Partner's activities, obligations or liabilities unrelated to such Series' business, such Limited Partner shall indemnify and reimburse such Series for all loss and expense incurred, including reasonable attorneys' fees.

18. *Amendments; Meetings.*

(a) *Amendments with Consent of the General Partner.* The General Partner may amend this Agreement with the approval of more than fifty percent (50%) of the Units then owned by Limited Partners of each Series. No meeting procedure or specified notice period is required in the case of amendments made with the consent of the General Partner, mere receipt of an adequate number of unrevoked written consents from Limited Partners of each Series being sufficient. The General Partner may amend this Agreement without the consent of the Limited Partners of each Series in order (i) to clarify any clerical inaccuracy or ambiguity or reconcile any inconsistency (including any inconsistency between this Agreement and the Prospectus), (ii) to effect the intent of the tax allocations proposed herein to the maximum extent possible in the event of a change in the Code or the interpretations thereof affecting such allocations, (iii) to attempt to ensure that either Series is not treated as an association taxable as a corporation for federal income tax purposes, (iv) to qualify or maintain the qualification of the Partnership as a limited partnership in any jurisdiction, (v) to delete or add any provision of or to this Agreement required to be deleted or added by the Staff of the Securities and Exchange Commission or any other federal agency or any state "Blue Sky" official or similar official or in order to opt to be governed by any amendment or successor statute to the Act, (vi) to make any amendment to this Agreement which the General Partner deems advisable, including amendments that reflect the offering and issuance of additional Units, whether or not issued through a Series, provided that such amendment is not adverse to the Limited Partners of either Series, or that is required by law, and (vii) to make any amendment that is appropriate or necessary, in the opinion of the general partner, to prevent each Series or the General Partner or its directors, officers or controlling persons from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, or to prevent the assets of either Series from being considered for any purpose of ERISA or Section 4975 of the Code to constitute assets of any "employee benefit plan" as defined in and subject to ERISA or of any "plan" subject to Section 4975 of the Code.

(b) *Amendments and Actions without Consent of the General Partner.* In any vote called by the General Partner or pursuant to section (c) of this Section 18, upon the affirmative vote (which may be in person or by proxy) of more than fifty percent (50%) of the Units then owned by Limited Partners of each Series, the following actions may be taken, irrespective of whether the General Partner concurs: (i) this Agreement may be amended, provided, however, that approval of all Limited Partners of each Series shall be required in the case of amendments changing or altering this Section 18, extending the term of each Series or the Partnership, or materially changing each Series' basic investment policies or structure; in addition, reduction of the capital account of any Limited Partner or assignee or modification of the percentage of profits, losses or distributions to which a Limited Partner or an assignee is entitled hereunder shall not be effected by any amendment or supplement to this Agreement without such Limited Partner's or assignee's written consent; (ii) each Series or the Partnership may be dissolved; (iii) the General Partner may be removed and replaced; (iv) a new general partner or general partners may be elected if the General Partner withdraws from each Series; (v) the sale of all or substantially all of the assets of each Series may be approved; and (vi) any contract with the General Partner or any affiliate thereof may be disapproved of and, as a result, terminated upon 60 days' notice.

(c) *Meetings; Other Voting Matters.* A Limited Partner in either Series upon request addressed to the General Partner shall be entitled to obtain from the General Partner, upon payment in advance of reasonable reproduction and mailing costs, a list of the names and addresses of record of all Limited Partners within such Series and the number of Units held by each (which shall be mailed by the General Partner to the Limited Partner within ten days of the receipt of the request); provided, that the General Partner may require any Limited Partner requesting such information to submit written confirmation that such information will not be used for commercial purposes and will only be used for a legitimate purpose related to such person being a Limited Partner. Upon receipt of a written proposal, signed by Limited Partners owning Units representing at least 10% of the Units then owned by Limited Partners, that a meeting of such Series be called to vote upon any matter upon which the Limited Partners may vote pursuant to this Agreement, the General Partner shall, by written notice to each Limited Partner within that Series of record sent by certified mail within 15 days after such receipt, call a meeting of such Series or the Partnership. Such meeting shall be held at least 30 but not more than 60 days after the mailing of such notice, and such notice shall specify the date of, a reasonable place and time for, and the purpose of such meeting. The General Partner may not restrict the voting rights of Limited Partners as set forth herein. In the event that the General Partner or the Limited Partners vote to amend this Agreement in any material respect, the amendment will not become effective prior to all Limited Partners having an opportunity to redeem their Units.

19. *Miscellaneous.*

(a) *Notices.* All notices under this Agreement shall be in writing and shall be effective upon personal delivery, or if sent by first class mail, postage prepaid, addressed to the last known address of the party to whom such notice is to be given, upon the deposit of such notice in the United States mail.

(b) *Binding Effect.* This Agreement shall inure to and be binding upon all of the parties, all parties indemnified under Section 17 hereof, and their respective successors and assigns, custodians, estates, heirs and personal representatives. For purposes of determining the rights of any Limited Partner or assignee hereunder, each Series and the Partnership, the General Partner may rely upon each Series records as to who are Limited Partners and assignees of such Series, and all Limited Partners and assignees agree that their rights shall be determined and they shall be bound thereby.

(c) *Captions.* Captions in no way define, limit, extend or describe the scope of this Agreement nor the effect of any of its provisions. Any reference to "persons" in this Agreement shall also be deemed to include entities, unless the context otherwise requires.

20. *Benefit Plan Investors.*   Each Limited Partner that is an "employee benefit plan" as defined in and subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or a "plan" as defined in Section 4975 of the Code (each such employee benefit plan and plan, a "Plan"), and each fiduciary thereof who has caused the Plan to become a Limited Partner (a "Plan Fiduciary"), represents and warrants that:

(a) the Plan Fiduciary has considered an investment in each Series for such Plan in light of the risks relating thereto;

(b) the Plan Fiduciary has determined that, in view of such considerations, the investment in each Series for such Plan is consistent with the Plan Fiduciary's responsibilities under ERISA;

(c) the investment in a Series by the Plan does not violate and is not otherwise inconsistent with the terms of any legal document constituting the Plan or any trust agreement thereunder;

(d) the Plan's investment in a Series has been duly authorized and approved by all necessary parties;

(e) none of the General Partner, any Advisor to a Series, any selling agent, the clearing broker, the escrow agent, any broker or dealer through which any Advisor requires each Series to trade, any of their respective affiliates or any of their respective agents or employees: (i) has investment discretion with respect to the investment of assets of the Plan used to purchase the Units; (ii) has authority or responsibility to or regularly gives investment advice with respect to the assets of the Plan used to purchase the Units for a fee and pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions with respect to the Plan and that such advice will be based on the particular investment needs of the Plan; or (iii) is an employer maintaining or contributing to the Plan; and

(f) the Plan Fiduciary: (i) is authorized to make, and is responsible for, the decision for the Plan to invest in each Series, including the determination that such investment is consistent with the requirement imposed by Section 404 of ERISA that Plan investments be diversified so as to the risks of large losses; (ii) is independent of the General Partner, any Advisor to each Series, any selling agent, the clearing broker, the escrow agent, any broker or dealer through which any Advisor requires each Series to trade, and any of their respective affiliates; and (iii) is qualified to make such investment decision.

21. *No Legal Title to Series Estate.*   The Limited Partners within a Series shall not have legal title to any part of such Series Estate.

22. *Legal Title.*   Legal title to all Series Estate shall be vested in such Series; except where applicable law in any jurisdiction requires any part of such Series Estate to be vested otherwise, the General Partner may cause legal title to each Series Estate or any portion thereof to be held by or in the name of the General Partner or any other person as nominee for and on behalf of such Series.

23. *Creditors.*   No creditors of any Limited Partners within a Series shall have any right to obtain possession of, or otherwise exercise legal or equitable remedies with respect to, such Series Estate.

IN WITNESS WHEREOF, the undersigned have duly executed this Limited Partnership Agreement as of the day and year first above written.

QUADRIGA CAPITAL MANAGEMENT, INC.
as General Partner

By: _____
Name: Christian Baha
Title: President

All Limited Partners now and hereafter admitted as Limited Partners of each Series, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to, the General Partner.

By: QUADRIGA CAPITAL MANAGEMENT, INC.
    as Attorney-in-Fact

By: _____
    Name: Christian Baha
    Title: President

QUADRIGA SUPERFUND, L.P. REQUEST FOR REDEMPTION

Please send original to: Quadriga Superfund, L.P., c/o Quadriga Asset Management, Inc., 430 Park Avenue, Suite 1501, New York, New York 10022.

Limited Partner Number
Social Security Numbers/ Taxpayer ID Number

Dear Sir/Madam:

The undersigned hereby requests redemption, as defined in and subject to all the terms and conditions of the Partnership Agreement of QUADRIGA SUPERFUND, L.P. Series   (A or B as applicable) ("Partnership"), of $ (insert dollar amount to be redeemed; minimum of $1,000.00 if less than all Units are being redeemed, subject to remaining investment of at least $5,000.00. IF NO DOLLAR AMOUNT IS ENTERED HERE, IT WILL BE ASSUMED THAT THE LIMITED PARTNER WISHES TO REDEEM ALL UNITS) of the undersigned's units of beneficial interest ("units") in each Series at the net asset value per unit, as described in the prospectus, as of the close of business at the end of the current month. Redemption shall be effective as of the month-end immediately following receipt by you of this request for redemption, provided that this request for redemption is received ten (10) business days prior to the end of such month. The undersigned hereby represents and warrants that the undersigned is the true, lawful and beneficial owner of the units to which this request for redemption relates with full power and authority to request redemption of such units. Such units are not subject to any pledge or otherwise encumbered in any fashion.

United States Taxable Limited Partners Only

Under penalty of perjury, the undersigned hereby certifies that the Social Security Number or Taxpayer ID Number indicated on this request for redemption is the undersigned's true, correct and complete Social Security Number or Taxpayer ID Number and that the undersigned is not subject to backup withholding under the provisions of section 3406(a)(1)(C) of the Internal Revenue Code.

Non-United States Limited Partners Only

Under penalty of perjury, the undersigned hereby certifies that (a) the undersigned is not a citizen or resident of the United States or (b) (in the case of an investor which is not an individual) the investor is not a United States corporation, partnership, estate or trust.

Signature(s) Must Be Identical To Name(s) In Which Units Are Registered

Please forward redemption funds by mail to the undersigned at:

Name, Street,
City, State and Zip Code
Entity Limited Partner Individual Limited Partner(s)
(Name of Entity) (Signature of Limited Partner)
(Signature of Limited Partner)
By: (Authorized Corporate Officer, Partner, Custodian or Trustee)
Title

EXHIBIT C

QUADRIGA SUPERFUND, L.P.
SUBSCRIPTION REQUIREMENTS

By executing the Subscription Agreement and Power of Attorney for Quadriga Superfund, L.P., each purchaser ("purchaser") of units of beneficial interest in each Series ("Series") irrevocably subscribes for Units at a price equal to the net asset value per unit as of the end of the month in which the subscription is accepted, provided such subscription is received at least five business days prior to such month end, as described in each Series' prospectus dated October 9, 2002. The minimum subscription is $5,000 per Series; additional Units may be purchased with a minimum investment of $1,000 for each Series in which the investor has made the minimum investment. Subscriptions must be accompanied by a check in the full amount of the subscription and made payable to "Quadriga Superfund, L.P Series   (A or B as applicable)." unless the purchaser's payment will be made by debiting their brokerage account maintained with their selling agent. Purchaser is also delivering to the selling agent an executed Subscription Agreement and Power of Attorney (Exhibit D to the prospectus) and any other documents needed (i.e., Trust, Pension, Corporate). If purchaser's Subscription Agreement and Power of Attorney is accepted, purchaser agrees to contribute purchaser's subscription to each Series and to be bound by the terms of the Limited Partnership Agreement, attached as Exhibit A to the prospectus. Purchaser agrees to reimburse each Series and Quadriga Capital Management, Inc., as general partner, for any expense or loss incurred as a result of the cancellation of purchaser's units due to a failure of purchaser to deliver good funds in the amount of the subscription price. By execution of the Subscription Agreement and Power of Attorney, purchaser shall be deemed to have executed each Series Agreement. As an inducement to the General Partner to accept this subscription, purchaser (for the purchaser and, if purchaser is an entity, on behalf of and with respect to each of purchaser's shareholders, partners, members or beneficiaries), by executing and delivering purchaser's Subscription Agreement and Power of Attorney, represents and warrants to the General Partner, the clearing broker, the selling agent who solicited purchaser's subscription and each Series, as follows: (a) Purchaser is of legal age to execute the Subscription Agreement and Power of Attorney and is legally competent to do so. Minnesota residents are not required to represent that they are legally competent. Purchaser acknowledges that purchaser has received a copy of the prospectus, including each Series Agreement. (b) All information that purchaser has furnished to the General Partner or that is set forth in the Subscription Agreement and Power of Attorney submitted by purchaser is correct and complete as of the date of such Subscription Agreement and Power of Attorney, and if there should be any change in such information prior to acceptance of purchaser's subscription, purchaser will immediately furnish such revised or corrected information to the General Partner. (c) Unless (d) or (e) below is applicable, purchaser's subscription is made with purchaser's funds for purchaser's own account and not as trustee, custodian or nominee for another. (d) The subscription, if made as custodian for a minor, is a gift purchaser has made to such minor and is not made with such minor's funds or, if not a gift, the representations as to net worth and annual income set forth below apply only to such minor. (e) If purchaser is subscribing in a representative capacity, purchaser has full power and authority to purchase the units and enter into and be bound by the Subscription Agreement and Power of Attorney on behalf of the entity for which he is purchasing the units, and such entity has full right and power to purchase such units and enter into and be bound by the Subscription Agreement and Power of Attorney and become a Limited Partner pursuant to the Partnership Agreement which is attached to the prospect us as Exhibit A. (f) Purchaser either is not required to be registered with the Commodity Futures Trading Commission or to be a member of the National Futures Association or if required to be so registered is duly registered with the CFTC and is a member in good standing of the NFA. (g) Purchaser represents and warrants that purchaser has (i) a net worth of at least $150,000 (exclusive of home, furnishings and automobiles) or (ii) an annual gross income of at least $45,000 and a net worth (similarly calculated) of at least $45,000. Residents of the following states must meet the requirements set forth below (net worth in all cases is exclusive of home, furnishings and automobiles). In addition, purchaser may not invest more than 10% of his net worth (exclusive of home, furnishings and automobiles) in each Series. (h) If the undersigned is acting on behalf of an "employee benefit plan," as defined in and subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or a "plan" as defined in and subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the

"Code") (a "Plan"), the individual signing this Subscription Agreement and Power of Attorney on behalf of the undersigned hereby further represents and warrants as, or on behalf of, the Plan responsible for purchasing units (the "Plan Fiduciary") that: (a) the Plan Fiduciary has considered an investment in each Series for such plan in light of the risks relating thereto; (b) the Plan Fiduciary has determined that, in view of such considerations, the investment in each Series is consistent with the Plan Fiduciary's responsibilities under ERISA; (c) the Plan's investment in each Series does not violate and is not otherwise inconsistent with the terms of any legal document constituting the Plan or any trust agreement thereunder; (d) the Plan's investment in each Series has been duly authorized and approved by all necessary parties; (e) none of the General Partner, each Series' advisor, each Series' cash manager, each Series' clearing broker, any selling agent, any of their respective affiliates or any of their respective agents or employees: (i) has investment discretion with respect to the investment of assets of the Plan used to purchase units; (ii) has authority or responsibility to or regularly gives investment advice with respect to the assets of the Plan used to purchase units for a fee and pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions with respect to the Plan and that such advice will be based on the particular investment needs of the Plan; or (iii) is an employer maintaining or contributing to the Plan; and (f) the Plan Fiduciary (i) is authorized to make, and is responsible for, the decision to invest in each Series, including the determination that such investment is consistent with the requirement imposed by Section 404 of ERISA that Plan investments be diversified so as to minimize the risks of large losses, (ii) is independent of the General Partner, each Series' advisor, each Series' cash manager, each Series' clearing broker, any selling agent, each of their respective affiliates, and (iii) is qualified to make such investment decision. The undersigned will, at the request of the General Partner, furnish the General Partner with such information as the General Partner may reasonably require to establish that the purchase of the units by the Plan does not violate any provision of ERISA or the Code, including without limitation, those provisions relating to "prohibited transactions" by "parties in interest" or "disqualified persons" as defined therein. (i) If the undersigned is acting on behalf of a trust (the "Limited Partner Trust"), the individual signing the Subscription Agreement and Power of Attorney on behalf of the Limited Partner Trust hereby further represents and warrants that an investment in each Series is permitted under each Series agreement of the Limited Partner Trust, and that the undersigned is authorized to act on behalf of the Limited Partner Trust under each Series agreement thereof.

1. Arizona — Net worth of at least $225,000 or a net worth of at least $60,000 and an annual taxable income of at least $60,000.

2. California — Net worth of at least $500,000 or a net worth of at least $250,000 and an annual income of at least $65,000.

3. Massachusetts — Net worth of at least $225,000 or a net worth of at least $60,000 and an annual income of at least $60,000.

4. Michigan — Net worth of at least $225,000 or a net worth of at least $60,000 and a taxable income during the preceding year of at least $60,000.

5. Missouri — Net worth of at least $225,000 or a net worth of at least $60,000 and an annual taxable income of $60,000.

6. New Jersey — Net worth of at least $225,000 or a net worth of at least $60,000 and a taxable income during the preceding year of at least $60,000.

7. North Carolina — Net worth of at least $225,000 or a net worth of at least $60,000 and an annual taxable income of $60,000.

8. Pennsylvania — Net worth of at least $175,000 or a net worth of at least $100,000 and an annual taxable income of $50,000. Because the minimum closing amount is less than 1/15th of the maximum offering size, Pennsylvania investors are cautioned to carefully evaluate the program's ability to fully accomplish its stated objectives and to inquire as to the current dollar volume of program subscriptions.

9. Tennessee — Net worth of at least $225,000 or a net worth of at least $60,000 and an annual taxable income of at least $60,000.

10. Texas — Net worth of at least $225,000 or a net worth of at least $60,000 and an annual taxable income of at least $60,000.



Exhibit D (i)
for initial offering period

QUADRIGA SUPERFUND, L.P. - SUBSCRIPTION INSTRUCTIONS

SUBSCRIPTION AGREEMENT DATED __________, 200__

Any person considering subscribing for the units should carefully read and review a current prospectus. The prospectus should be accompanied by the most recent monthly report of each Series.

The date printed on the front of the prospectus and at the top of the Subscription Agreement can be no later than 9 months old. If the date is more than 9 months old, new materials are available and must be utilized.

1. Check one or both boxes for choosing **Series A AND /OR B** under ***line 1*** and fill in date received of prospectus.
2. Enter the total dollar amount being invested on ***line 2***. If you checked both boxes before, please indicate how much to allocate for each Series.
3. Enter the investor's brokerage account number on ***line 3***, and check the box below if the account is to be debited for investment.
4. Enter the Social Security Number OR Taxpayer I.D. Number, as applicable, on ***line 4*** and check the appropriate box to indicate ownership type. For IRA accounts, the Taxpayer I.D. Number of the Custodian should be entered, as well as the Social Security Number of the investor. For foreign investors, enter Passport Number in Social Security Number field and Country Of Citizenship in Taxpayer I.D. field. Please submit a copy of your Government I.D. with your filled subscription documents.
5. Check box in ***line 5*** if this is an addition to an existing account and list Limited Partner #.
6. Enter the name and address (no post office boxes) of the investor and (if applicable) joint investor on ***line 6***. For UGMA/UTMA (Minor), enter the Minor's name, followed by "Minor", and address (no post office boxes) on ***line 6***, and enter the custodian name on ***line10***. For Trusts, enter each Series name and address (no post office boxes) on ***line 6*** and the Trustee(s) name(s) on ***line 7***. For Corporations, Partnerships, and Estates, enter the entity name and address (no post office boxes) on ***line 6***, and officer or contact person name on ***line 7***. Investors who are not individuals may be required to furnish a copy of organizing or other documents evidencing the authority of such entity to invest in each Series. For example, trusts may be required to furnish a copy of each Series agreement, corporations must furnish a corporate resolution or by laws.
7. If the mailing address is different from the legal address, enter on ***line 8***.
8. If an IRA account, enter Custodian's name and address on ***line 10***.
9. The investor must sign and date ***line 11*** (please include telephone number as well). If it is a joint account, both investors must sign. In the case of IRAs, the Custodian's signature, as well as the investor's signature, is required.
10. Please check box on ***line 12*** if investor is a United States Citizen or Resident Alien.
11. The Registered Representative must sign ***line 13***. Some Broker-Dealers may also require the signature of an office manager.
12. The name of the Broker-Dealer firm, Registered Representative name, Registered Representative number, address, and phone number must be entered in the box on the top right of the page.
13. On the back page of the subscription agreement please check one or both boxes for choosing **Series A AND/OR B** and fill in date received of prospectus.
14. Please fill in the enclosed suitability requirements form (front & back page).

The investor should return this Subscription Agreement, Suitability Requirements Form and payment to his or her Broker's office address.

Subscription Agreements, Suitability Requirements Form, payment, and any other required documents should be sent by the Broker-Dealer to either:

1) the administration or Fund Administration office of the selling firm, if firm procedures require, or

2) to the custodial firm if one is required (Quadriga recommends sending documents early in the month so that they reach Quadriga Capital Management, Inc. before month end), or

3) to Quadriga Capital Management, c/o Quadriga Asset Management, 430 Park Avenue, Suite # 1501, New York, NY 10022. Attention: Fund Administration.

If payment is being made by wire transfer, please wire the specified amount for Series A and/or Series B to the following accounts:

Series A: HSBC, Acct. Nr.: 002-600-161, A/C Name: Issuer Services, Ref Nr.: 10877854, ABA# : 021001088, Swift# MRMDUS33
Series B: HSBC, Acct. Nr.: 002-600-161, A/C Name: Issuer Services, Ref Nr.: 10877856, ABA# : 021001088, Swift# MRMDUS33

Please make sure that the amount of money received by Quadriga is net and equals the amount stated on the subscription agreement.

Payments must be received AT LEAST FIVE BUSINESS DAYS prior to the cut-off days (as set forth below).

If Investors and/or Broker-Dealers have specific questions about the subscription process, please call Quadriga's Fund Administration Department at 212-750-6300.

CUT-OFF DAYS	2002
	October 31
	November 29
	December 31

CUT-OFF DAYS	2003
January 31	July 31
February 28	August 29
March 31	September 30
April 30	October 31
May 30	November 28
June 30	December 31

CUT-OFF DAYS	2004
January 30	July 30
February 27	August 31
March 31	September 30
April 30	October 29
May 28	November 30
June 30	December 31

QUADRIGA SUPERFUND, L.P.
SUBSCRIPTION INSTRUCTIONS



QUADRIGA SUPERFUND, L.P.

SUBSCRIPTION AGREEMENT

Exhibit D (i)
for initial offering period

Broker-Dealer
Broker-Dealer Firm
R.R. Name
R.R. Number/I.D.
R.R. Phone/Fax
R.R. Email Address
R.R. Address



IMPORTANT: READ REVERSE SIDE BEFORE SIGNING

1) The investor named below, by execution and delivery of this Subscription Agreement and Power of Attorney, by either (i) enclosing a check/wire payable to "QUADRIGA SUPERFUND, L.P. Series A ❑ B ❑ ESCROW ACCOUNT," or (ii) authorizing the Selling Agent (or Additional Seller, as the case may be) to debit investor's customer securities account in the amount set forth below, hereby subscribes for the purchase of Quadriga Superfund, L.P. Series A ❑ B ❑ units at net asset value per unit by the last business day of each month. The named investor further acknowledges receipt of the prospectus of each Series dated ______________, 2002, including the fund's Limited Partnership Agreement, the Subscription Requirements and the Subscription Agreement and Power ofAttorney set forth therein, the terms of which govern the investment in the units being subscribed for hereby.

2) Total Amount $ ______________

thereof Series A $ ______________ Series B $ ______________

3) Brokerage Account # ______________ (must be completed if payment is made by debit to investor's securities or other qualified accounts) (minimum of $ 5,000 for each Series; $ 1,000 or more for additional investment)

4) Social Security # _____ – _____ – _____ Taxpayer ID # _____ – _____ – _____

Taxable Investors (check one):

❑ Individual Ownership
❑ Partnership*
❑ Corporation*
❑ Tenants in Common
❑ Joint Tenants with Right of Survivorship
❑ Community Property
❑ Estate
❑ Grantor or Other Revocable Trust*
❑ Trust other than a Grantor or Revocable Trust*
❑ UGMA/UTMA (Minor)

Non-Taxable Investors (check one):

❑ IRA
❑ IRA Rollover
❑ Profit Sharing*
❑ Defined Benefit*
❑ Pension*
❑ SEP
❑ Other (specify)

(* APPROPRIATE AUTHORIZATION DOCUMENTS MUST ACCOMPANY SUBSCRIPTION, I.E., TRUSTS, PENSION, CORPORATE DOCUMENTS)

5) ❑ Check here if this is an addition to an existing account. Limited Partner #: ______________

6) Limited Partner Name ______________ Joint Limited Partner Name ______________

Resident Address of Limited Partner ______________
Street (P.O. Box not acceptable) City State Zip Code

Resident Address of Joint Limited Partner ______________
Street (P.O. Box not acceptable) City State Zip Code

7) ______________
Additional Information (For Estates, Partnerships, Trusts and Corporations)

8) Mailing Address (if different) ______________
Street City State Zip Code

9) E-Mail Adress ______________ Date of Birth (MM/DD/YY) ______________

10) Custodian Name and Mailing Address ______________
Name Street City State Zip Code

11) INVESTOR(S) MUST SIGN

Signature of Limited Partner Date Telephone No. Signature of Joint Limited Partner (if any) or Custodian Date Telephone No.

Executing and delivering this Subscription Agreement and Power of Attorney shall in no respect be deemed to constitute a waiver of any rights under the Securities Act of 1933 or under the Securities Exchange Act of 1934.

12) UNITED STATES INVESTORS ONLY

I have checked the following box if I am subject to backup withholding under the provisions of Section 3406(a)(1)(C) of the Internal Revenue Code: ❑
Under penalties of perjury, by signature above I hereby certify that the Social Security Number or Taxpayer ID Number next to my name is true, correct, and complete.

NON-UNITED STATES INVESTORS ONLY

Under penalties of perjury, by signature above I hereby certify that (a) I am not a citizen or resident of the United States or (b) (in the case of an investor which is not an individual) the investor is not a United States corporation, partnership, estate, or trust. Under penalties of perjury, by signature above I hereby certify that the Passport Number or Government ID Number next to my name is true, correct, and complete.

13) BROKER-DEALER MUST SIGN

I hereby certify that I have informed the investor of all pertinent facts relating to the risks, tax consequences, liquidity, marketability, management, and control of the managing owner with respect to an investment in the units, as set forth in the prospectus dated ______________. I have also informed the investor of the unlikelihood of a public trading market developing of the units. I have reasonable grounds to believe, based on information obtained from this investor concerning his/her investment objectives, other investments, financial situation, and needs and any other information known by me, that investment in each Series is suitable for such investor in lightof his/her financial position, networth and other suitability characteristics.

Registered Representative Signature Date Principal Signature (If required by Selling Agent procedures) Date

Print Name ______________ Print Name ______________

GENERAL PARTNER COPY



Exhibit D (i)
for initial offering period

QUADRIGA SUPERFUND, L.P.
LIMITED PARTNERSHIP INTERESTS
SUBSCRIPTION AGREEMENT AND POWER OF ATTORNEY

Quadriga Superfund, L.P.
c/o Quadriga Asset Management, Inc.
430 Park Avenue
Suite 1501
New York, NY 10022

Dear Sir/Madam:

Subscription for Units: I hereby subscribe for the number of Limited Partnership units in Quadriga Superfund, L.P. Series A ❑ B ❑ (the "Fund") set forth on the reverse side (minimum $ 5,000) of this Subscription Agreement and Power of Attorney Signature Page, at net asset value per unit as set forth in the prospectus of each Series dated _____, 2002 (the "Prospectus"). The undersigned's check payable to "Quadriga Superfund, L.P. Series A ❑ B ❑ ESCROW ACCOUNT" in the full amount of the undersigned's subscriptions, (additions, in excess of the required minimum investment, may be made with a minimum investment of $1,000, as described in the Prospectus), accompanies the Subscription Agreement and Power of Attorney Signature Page. If this subscription is rejected, or if no units are sold, all funds remitted by the undersigned herewith will be returned together with any interest actually earned thereon. If this subscription is accepted, subscribers will earn additional units in lieu of interest earned on the undersigned subscription while held in escrow. If notice of revocation of a subscription is not received by Quadriga Capital Management, Inc. "QCM" at least 10 days before the end of a month, such attempted revocation is void and will not be deemed a written request for redemption. All units offered are subject to prior sale.

Representations and Warranties of Subscriber: I have received the prospectus. By submitting this Subscription Agreement and Power of Attorney I am making the representations and warranties set forth in "Exhibit C -- Subscription Requirements" contained in the prospectus, including, without limitation, those representations and warranties relating to my net worth and annual income set forth therein.

Power of Attorney: In connection with my acceptance of an interest in each Series, I do hereby irrevocably constitute and appoint Quadriga Capital Management, Inc. "QCM", and its successors and assignees, as my true and lawful Attorney-in-Fact, with full power of substitution, in my name, place and stead, to (i) file, prosecute, defend, settle, or compromise litigation, claims, or arbitrations on behalf of each series and (ii) make, execute, sign, acknowledge, swear to, deliver, record, and file any documents or instruments which may be considered necessary or desirable by QCM to carry out fully the provisions of the Limited Partnership Agreement, which is attached as Exhibit A to the prospectus, including, without limitation, the execution of the said Agreement itself and by effecting all amendments permitted by the terms thereof. The Power of Attorney granted hereby shall be deemed to be coupled with an interest and shall be irrevocable and shall survive, and shall not be affected by, my subsequent death, incapacity, disability, insolvency, or dissolution or any delivery by me of an assignment of the whole or any portion of my interest in each Series.

Irrevocability; Governing Law: Except as provided above, I hereby acknowledge and agree that I am not entitled to cancel, terminate, or revoke this subscription or any of my agreements hereunder after the Subscription Agreement and Power of Attorney has been submitted (and not rejected) and that this subscription and such agreements shall survive my death or disability, but shall terminate with the full redemption of all my units in each Series. Except as to matters of state or federal securities laws, this Subscription Agreement and Power of Attorney shall be governed by and interpreted in accordance with the laws of the State of Delaware.



Exhibit D

QUADRIGA SUPERFUND, L.P. – SUBSCRIPTION INSTRUCTIONS

SUBSCRIPTION AGREEMENT DATED _____, 200 __

Any person considering subscribing for the units should carefully read and review a current prospectus.
The prospectus should be accompanied by the most recent monthly report of each Series.

The date printed on the front of the prospectus and at the top of the Subscription Agreement can be no later than 9 months old. If the date is more than 9 months old, new materials are available and must be utilized.

1. Check one or both boxes for choosing **Series A AND /OR B** under *line 1* and fill in date received of prospectus.

2. Enter the total dollar amount being invested on *line 2*. If you checked both boxes before, please indicate how much to allocate for each Series.

3. Enter the investor's brokerage account number on *line 3*, and check the box below if the account is to be debited for investment.

4. Enter the Social Security Number OR Taxpayer I.D. Number, as applicable, on *line 4* and check the appropriate box to indicate owner-ship type. For IRA accounts, the Taxpayer I.D. Number of the Custodian should be entered, as well as the Social Security Number of the investor. For foreign investors, enter Passport Number in Social Security Number field and Country Of Citizenship in Taxpayer I.D. field. Please submit a copy of your Government I.D. with your filled subscription documents.

5. Check box in *line 5* if this is an addition to an existing account and list Limited Partner #.

6. Enter the name and address (no post office boxes) of the investor and (if applicable) joint investor on *line 6*. For UGMA/UTMA (Minor), enter the Minor's name, followed by "Minor", and address (no post office boxes) on *line 6*, and enter the custodian name on *line10*. For Trusts, enter each Series name and address (no post office boxes) on *line 6* and the Trustee(s) name(s) on *line 7*. For Corporations, Partnerships, and Estates, enter the entity name and address (no post office boxes) on *line 6*, and officer or contact person name on *line 7*. Investors who are not individuals may be required to furnish a copy of organizing or other documents evidencing the authority of such entity to invest in each Series. For example, trusts may be required to furnish a copy of each Series agreement, corporations must furnish a corporate re-solution or by laws.

7. If the mailing address is different from the legal address, enter on *line 8*.

8. If an IRA account, enter Custodian's name and address on *line 10*.

9. The investor must sign and date *line 11* (please include telephone number as well). If it is a joint account, both investors must sign. In the case of IRAs, the Custodian's signature, as well as the investor's signature, is required.

10. Please check box on *line 12* if investor is a United States Citizen or Resident Alien.

11. The Registered Representative must sign *line 13*. Some Broker-Dealers may also require the signature of an office manager.

12. The name of the Broker-Dealer firm, Registered Representative name, Registered Representative number, address, and phone number must be entered in the box on the top right of the page.

13. On the back page of the subscription agreement please check one or both boxes for choosing **Series A AND/OR B** and fill in date received of prospectus.

14. Please fill in the enclosed suitability requirements form (front & back page).

The investor should return this Subscription Agreement, Suitability Requirements Form and payment to his or her Broker's office address.

Subscription Agreements, Suitability Requirements Form, payment, and any other required documents should be sent by the Broker-Dealer to either:

1) the administration or Fund Administration office of the selling firm, if firm procedures require, or

2) to the custodial firm if one is required (Quadriga recommends sending documents early in the month so that they reach Quadriga Capital Management, Inc. before month end), or

3) to Quadriga Capital Management, c/o Quadriga Asset Management, 430 Park Avenue, Suite # 1501, New York, NY 10022. Attention: Fund Administration.

If payment is being made by wire transfer, please wire the specified amount for Series A and/or Series B to the following accounts:

Series A: HSBC, Acct. Nr.: 002-600-161, A/C Name: Issuer Services, Ref Nr.: 10877854, ABA# : 021001088, Swift# MRMDUS33
Series B: HSBC, Acct. Nr.: 002-600-161, A/C Name: Issuer Services, Ref Nr.: 10877856, ABA# : 021001088, Swift# MRMDUS33

Please make sure that the amount of money received by Quadriga is net and equals the amount stated on the subscription agreement.

Payments must be received AT LEAST FIVE BUSINESS DAYS prior to the cut-off days (as set forth below).

If Investors and/or Broker-Dealers have specific questions about the subscription process, please call Quadriga's Fund Administration Department at 212-750-6300.

CUT-OFF DAYS	2002	CUT-OFF DAYS	2003	CUT-OFF DAYS	2004
		January 31	July 31	January 30	July 30
		February 28	August 29	February 27	August 31
		March 31	September 30	March 31	September 30
	October 31	April 30	October 31	April 30	October 29
	November 29	May 30	November 28	May 28	November 30
	December 31	June 30	December 31	June 30	December 31



QUADRIGA SUPERFUND, L.P.

SUBSCRIPTION AGREEMENT

Exhibit D



Broker-Dealer

Broker-Dealer Firm
R.R. Name
R.R. Number/I.D.
R.R. Phone/Fax
R.R. Email Address
R.R. Address

IMPORTANT: READ REVERSE SIDE BEFORE SIGNING

1) The investor named below, by execution and delivery of this Subscription Agreement and Power of Attorney, by either (i) enclosing a check/wire payable to "QUADRIGA SUPER-FUND, L.P. Series A ☐ B ☐," or (ii) authorizing the Selling Agent (or Additional Seller, as the case may be) to debit investor's customer securities account in the amount set forth below, hereby subscribes for the purchase of Quadriga Superfund, L.P. Series A ☐ B ☐ units at net asset value per unit by the last business day of each month. The named investor further acknowledges receipt of the prospectus of each Series dated_____, 2002, including the fund's Limited Partnership Agreement, the Subscription Requirements and the Subscription Agreement and Power of Attorney set forth therein, the terms of which govern the investment in the units being subscribed for hereby.

2) Total Amount $ _____

    thereof Series A $ _____ Series B $ _____

3) Brokerage Account # _____ (must be completed if payment is made by debit to investor's securities or other qualified accounts)
(minimum of $ 5,000 for each Series; $ 1,000 or more for additional investment)

4) Social Security # _____ – _____ – _____   Taxpayer ID # _____ – _____ – _____

Taxable Investors (check one):

☐ Individual Ownership   ☐ Tenants in Common   ☐ Estate
☐ Partnership*   ☐ Joint Tenants with Right of Survivorship   ☐ Grantor or Other Revocable Trust*
☐ Corporation*   ☐ Community Property   ☐ Trust other than a Grantor or Revocable Trust*
     ☐ UGMA/UTMA (Minor)

Non-Taxable Investors (check one):

☐ IRA   ☐ Defined Benefit*   ☐ SEP
☐ IRA Rollover   ☐ Pension*   ☐ Other (specify)
☐ Profit Sharing*
(* APPROPRIATE AUTHORIZATION DOCUMENTS MUST ACCOMPANY SUBSCRIPTION, I.E., TRUSTS, PENSION, CORPORATE DOCUMENTS)

5) ☐ Check here if this is an addition to an existing account. Limited Partner #: _____

6) Limited Partner Name _____ Joint Limited Partner Name _____

Resident Address of Limited Partner _____
         Street (P.O. Box not acceptable)   City   State   Zip Code

Resident Address of Joint Limited Partner _____
         Street (P.O. Box not acceptable)   City   State   Zip Code

7) _____
     Additional Information (For Estates, Partnerships, Trusts and Corporations)

8) Mailing Address (if different) _____
         Street   City   State   Zip Code

9) E-Mail Adress _____ Date of Birth (MM/DD/YY) _____

10) Custodian Name and Mailing Address _____
         Name   Street   City   State   Zip Code

11)   **INVESTOR(S) MUST SIGN**

_____
Signature of Limited Partner   Date   Telephone No.   Signature of Joint Limited Partner (if any) or Custodian   Date   Telephone No.

Executing and delivering this Subscription Agreement and Power of Attorney shall in no respect be deemed to constitute a waiver of any rights under the Securities Act of 1933 or under the Securities Exchange Act of 1934.

12)   **UNITED STATES INVESTORS ONLY**

I have checked the following box if I am subject to backup withholding under the provisions of Section 3406(a)(1)(C) of the Internal Revenue Code: ☐
Under penalties of perjury, by signature above I hereby certify that the Social Security Number or Taxpayer ID Number next to my name is true, correct, and complete.

                NON-UNITED STATES INVESTORS ONLY

Under penalties of perjury, by signature above I hereby certify that (a) I am not a citizen or resident of the United States or (b) (in the case of an investor which is not an individual) the investor is not a United States corporation, partnership, estate, or trust. Under penalties of perjury, by signature above I hereby certify that the Passport Number or Government ID Number next to my name is true, correct, and complete.

13)   **BROKER-DEALER MUST SIGN**

I hereby certify that I have informed the investor of all pertinent facts relating to the risks, tax consequences, liquidity, marketability, management, and control of the managing owner with respect to an investment in the units, as set forth in the prospectus dated _____. I have also informed the investor of the unlikelihood of a public trading market developing of the units. I have reasonable grounds to believe, based on information obtained from this investor concerning his/her investment objectives, other investments, financial situation, and needs and any other information known by me, that investment in each Series is suitable for such investor in light of his/her financial position, networth and other suitability characteristics.

_____
Registered Representative Signature   Date   Principal Signature (If required by Selling Agent procedures)   Date

_____
Print Name   Print Name

                GENERAL PARTNER COPY



Exhibit D

QUADRIGA SUPERFUND, L.P.
LIMITED PARTNERSHIP INTERESTS
SUBSCRIPTION AGREEMENT AND POWER OF ATTORNEY

QUADRIGA SUPERFUND, L.P.
POWER OF ATTORNEY

Quadriga Superfund, L.P.
c/o Quadriga Asset Management, Inc.
430 Park Avenue
Suite 1501
New York, NY 10022

Dear Sir/Madam:

Subscription for Units: I hereby subscribe for the number of Limited Partnership units in Quadriga Superfund, L.P. Series A ❑ B ❑ (the "Fund") set forth on the reverse side (minimum $ 5,000) of this Subscription Agreement and Power of Attorney Signature Page, at net asset value per unit as set forth in the prospectus of each Series dated __________, 2002 (the "Prospectus"). The undersigned's check payable to "Quadriga Superfund, L.P. Series A ❑ B ❑ ESCROW ACCOUNT" in the full amount of the undersigned's subscriptions, (additions, in excess of the required minimum investment, may be made with a minimum investment of $1,000, as described in the Prospectus), accompanies the Subscription Agreement and Power of Attorney Signature Page. If this subscription is rejected, or if no units are sold, all funds remitted by the undersigned herewith will be returned together with any interest actually earned thereon. If this subscription is accepted, subscribers will earn additional units in lieu of interest earned on the undersigned subscription while held in escrow. The general partner may, in its sole and absolute discretion, accept or reject this subscription in whole or in part. If notice of revocation of a subscription is not received by Quadriga Capital Management, Inc. "QCM" at least 10 days before the end of a month, such attempted revocation is void and will not be deemed a written request for redemption. All units offered are subject to prior sale.

Representations and Warranties of Subscriber: I have received the prospectus. By submitting this Subscription Agreement and Power of Attorney I am making the representations and warranties set forth in "Exhibit C -- Subscription Requirements" contained in the prospectus, including, without limitation, those representations and warranties relating to my net worth and annual income set forth therein.

Power of Attorney: In connection with my acceptance of an interest in each Series, I do hereby irrevocably constitute and appoint Quadriga Capital Management, Inc. "QCM", and its successors and assignees, as my true and lawful Attorney-in-Fact, with full power of substitution, in my name, place and stead, to (i) file, prosecute, defend, settle, or compromise litigation, claims, or arbitrations on behalf of each series and (ii) make, execute, sign, acknowledge, swear to, deliver, record, and file any documents or instruments which may be considered necessary or desirable by QCM to carry out fully the provisions of the Limited Partnership Agreement, which is attached as Exhibit A to the prospectus, including, without limitation, the execution of the said Agreement itself and by effecting all amendments permitted by the terms thereof. The Power of Attorney granted hereby shall be deemed to be coupled with an interest and shall be irrevocable and shall survive, and shall not be affected by, my subsequent death, incapacity, disability, insolvency, or dissolution or any delivery by me of an assignment of the whole or any portion of my interest in each Series.

Irrevocability; Governing Law: Except as provided above, I hereby acknowledge and agree that I am not entitled to cancel, terminate, or revoke this subscription or any of my agreements hereunder after the Subscription Agreement and Power of Attorney has been submitted (and not rejected) and that this subscription and such agreements shall survive my death or disability, but shall terminate with the full redemption of all my units in each Series. Except as to matters of state or federal securities laws, this Subscription Agreement and Power of Attorney shall be governed by and interpreted in accordance with the laws of the State of Delaware.

 # SUITABILITY REQUIREMENTS FORM

By subscribing for units of Quadriga Superfund, L.P., you will be required to fill out this form in its entirety, and to satisfy any applicable special state suitability requirement described in this form. Therefore, please make sure that you carefully review all representations and warranties and state suitability requirements before signing this form. The undersigned form must be mailed or delivered to the placement agent together with the subscription agreement and all other necessary documents. For a successful subscription of units with Quadriga Superfund, L.P., all documents must be received at least 5 business days before the initial, or applicable, monthly closing.[1]

[1]Note: If you have already been admitted to the Fund as a Limited Partner and you are purchasing additional units, you do not need to complete this form. Instead, you should complete a Subscription Agreement for Existing Investors or Subscribers in the form attached to the prospectus as Exhibit D.

Please indicate the Share Class you are subscribing for

❑ Quadriga Superfund, L.P. Series A*   ❑ Quadriga Superfund, L.P. Series B*

*(please check the appropriate box)

1. General Information**

Limited Partner's Last Name   Limited Partner's First Name

Resident Address of Limited Partner   Street

City   State   Zip Code

Telephone Nr.   E-Mail Address   Sex   male   female

Date of Birth   MM   DD   YY   Occupation   Family status   married   single   divorced   widowed

**(If you have signed a Joint Tenant Subscription both Limited Partners have to fill out a separate form)

2. Financial Disclosure

a.)   What is your Annual Income (AI)? _____

b.)   What is your approximate liquid net worth (NW) exclusive of residence and automobiles? _____

c.)   How did you finance the investment?   ❑ own money   ❑ loan   ❑ other

3. Receipt of Documentation

The regulations of the CFTC require that you be given a copy of the Prospectus, as well as certain additional documentation consisting of: (a) a supplement to the Prospectus, which must be given to you if the Prospectus is dated more than nine months before the date that you first received the Prospectus, and (b) the most current monthly account statement (report) for the Partnership. By subscribing for Units, you hereby acknowledge receipt of the Prospectus and the additional documentation referred to above, if any.

4. Admission to the Partnership

Please be informed that you will not be issued a certificate evidencing the Units that you are purchasing, but you will receive a written confirmation of the purchase in the General Partner's customary form.

5. State Suitability Requirements

Except as indicated below, investors must have a net worth (exclusive of home, furnishings and automobiles) of at least $150,000 or, failing that standard, have both a net worth (same exclusions) of at least $45,000 and an annual gross income of at least $45,000. If an investor is subscribing with his/her spouse as joint owners, he/she may count joint net worth and joint income in satisfying these requirements, as well as the special requirements described below. Investors must also make a minimum aggregate investment of $5,000. However, the states listed below (or, in certain cases, in special Supplements attached to the Prospectus) have more restrictive suitability or minimum investment requirements for their residents. Please read the following list to make sure that you meet the minimum suitability and/or investment requirements for the state in which you reside. (As used below, "NW" means net worth exclusive of home, furnishings, and automobiles; "AI" means annual gross income; and "TI" means annual taxable income for federal income tax purposes.)

1.	Arizona – $60,000(AI) and $60,000(NW), or $225,000(NW).	6.	New Jersey – $60,000(AI) and $60,000(NW), or $225,000(NW).
2.	California – $65,000(AI) and $250,000(NW), or $500,000(NW).	7.	North Carolina – $60,000(AI) and $60,000(NW), or $225,000(NW).
3.	Massachusetts – $60,000(AI) and $60,000(NW), or $225,000(NW).	8.	Pennsylvania – $50,000(AI) and $100,000(NW), or $175,000(NW).
4.	Michigan – $60,000(AI) and $60,000(NW), or $225,000(NW).	9.	Tennessee – $60,000(AI) and $60,000(NW), or $225,000(NW).
5.	Missouri – $60,000(AI) and $60,000(NW), or $225,000(NW).	10.	Texas – $60,000(AI) and $60,000(NW), or $225,000(NW).

6. Representations and Warranties > see reverse side

7. Communication Issues

I allow the Placement Agent to contact me either by telephone, facsimile or email in any case of Product or Market-Information directly.

SIGNATURE If Subscriber(s) Are Individuals   If Subscriber Is an Entity

_____   _____
Name of Subscriber (Print or Type)   *Name of Entity (Print or Type)*

_____   *By:* _____
Name of Co-Subscriber (Print or Type)   *Authorized Signatory*

_____   _____
Signature of Subscriber   *Name of Signatory (Print or Type)*

_____   _____
Signature of Co-Subscriber   *Title (Print or Type)*

_____
Date (mm/dd/yyyy)

6. Representations and Warranties

By executing the Subscription Agreement, you (for yourself and any co-subscriber, and, if you are signing on behalf of an entity, on behalf of and with respect to that entity and its shareholders, partners, beneficiaries or members), represent and warrant to the General Partner and the Partnership as follows *(As Used Below, The Terms "You And Your" Refer To You And Your Co-Subscriber, If Any, Or If You Are Signing On Behalf Of An Entity, That Entity)*:

(Please initial each item to indicate your acknowledgement or representation)

_____ 1. I have received a copy of the Prospectus, including the Limited Partnership Agreement.

_____ 2. If an individual subscriber, I am of legal age to execute this Agreement and am legally competent to do so. Minnesota residents are not required to represent that they are legally competent.

_____ 3. I satisfy the applicable financial suitability and minimum investment requirements, as set forth below under the caption State Suitability Requirements (or in a special Supplement to the Prospectus) for residents of the state in which I reside. I agree to provide any additional documentation requested by the General Partner, as may be required by the securities administrator of my state of residence, to confirm that I meet the applicable minimum financial suitability standards to invest in the Partnership.

_____ 4. The address on the Subscription Agreement and above is my true and correct residence and I have no present intention of becoming a resident of any other state or country. All the information that I have provided on the Subscription Agreement and above is correct and complete as of the date of this Agreement, and, if there is any material change in that information before my admission as a Limited Partner, I will immediately furnish such revised or corrected information to the General Partner, represented through the Placement Agent.

_____ 5. If I am representing an employee benefit plan, to the best of my knowledge, neither the General Partner nor any Trading Advisor, nor any of their affiliates: (a) has investment discretion with respect to the investment of my plan assets; (b) has authority or responsibility to give or regularly gives investment advice with respect to such plan assets for a fee and under an agreement or understanding that such advice (i) will serve as a primary basis for investment decisions with respect to such plan assets and (ii) will be based on the particular investment needs of the plan; or (c) is an employer maintaining or contributing to that plan. For purposes of this representation (5), an "employee benefit plan" includes plans and accounts of various types (including their related trusts) which provide for the accumulation of a portion of an individual's earnings or compensation, as well as investment income earned thereon, free from federal income tax until such time as funds are distributed from the plan, and include corporate "pension" and profit-sharing plans, "simplified employee pension plans", "Keogh" plans for self-employed individuals and individual retirement accounts ("IRAs").

_____ 6. Unless representation (7) or (8) below is applicable, my subscription is made with my funds for my own account and not as trustee, custodian, or nominee for another.

_____ 7. If I am subscribing as a custodian for a minor, either (a) the subscription is a gift I have made to that minor and is not made with that minor's funds. In which case the representations as to net worth and annual income below apply only to myself, acting as custodian. Or (b) if the subscription is not a gift, the representations as to net worth, and annual income below apply only to that minor.

_____ 8. If I am subscribing as a trustee or custodian of an employee benefit plan, or of an IRA, at the direction of the beneficiary of that plan or IRA, all representations in this subscription agreement and Power of Attorney apply only to the beneficiary of that plan or IRA.

_____ 9. If I am subscribing in a representative capacity, I have full power and authority to purchase units and enter into and be bound by this Agreement on behalf of the entity for which I am purchasing the units, and that entity has full right and power to purchase the units and enter into and be bound by this Agreement, and become a Limited Partner under the Limited Partnership Agreement.

_____ 10. I am either: (a) not required to be registered with the Commodity Futures Trading Commission ("CFTC") nor to be a member of the National Futures Association ("NFA"); or (b) if so required, I am duly registered with the CFTC and am a member in good standing of the NFA. It is an NFA requirement that the General Partner attempt to verify that any person or entity that seeks to purchase units be duly registered with the CFTC and a member of the NFA, if required. I agree to supply the General Partner with such information as the General Partner may reasonably request to attempt such verification. Certain entities that acquire units may, as a result, themselves become "commodity pools" within the intent of applicable CFTC and NFA rules, and their sponsors, accordingly, may be required to register as "commodity pool operators".

_____ 11. I understand that the Partnership's Limited Partnership Agreement imposes substantial restrictions on the transferability of my units and that my investment is not liquid except for limited redemption provisions, as set forth in the Prospectus and the Limited Partnership Agreement.

By making the representations and warranties set forth above, investors should be aware that they have not waived any rights of action which they may have under applicable federal or state securities laws. Federal and state securities laws provide that any such waiver would be unenforceable. Investors should be aware, however, that the representations and warranties set forth above may be asserted in the defense of the Partnership, the General Partner, any Trading Advisor, or others in any subsequent litigation or other proceedings.



QUADRIGA
THE FUTURE OF INVESTING

430 Park Avenue, NEW YORK
NY 10022 , USA

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. *Other Expenses of Issuance and Distribution*

Quadriga Capital Management will advance certain offering expenses, as described in the Prospectus, for which it shall be reimbursed by the Registrant in monthly installments throughout the offering period up to the lesser of the actual amount of offering expenses advanced by Quadriga Capital Management, Inc. or 1% of net assets of each Series per annum. The following is an estimate of the expenses for the next twelve-month period:

	Approximate Amount
Securities and Exchange Commission Registration Fee	$ 18,400
National Association of Securities Dealers, Inc. Filing Fee	20,500
Printing Expenses	10,000
Fees of Certified Public Accountants	50,000
Blue Sky Expenses (Excluding Legal Fees)	25,000
Fees of Counsel	80,000
Escrow Fees	2,500
Salaries of Employees Engaged in Sales Activity	300,000
Miscellaneous Offering Costs	25,000
Total	$531,400

Item 14. *Indemnification of Directors and Officers*

Section 17 of the Partnership Agreement (attached as Exhibit A to the Prospectus which forms a part of this Registration Statement) provides for the indemnification of Quadriga Capital Management and certain of its controlling persons by the Registrant in certain circumstances. Such indemnification is limited to claims sustained by such persons in connection with the Registrant; provided that such claims were not the result of negligence or misconduct on the part of Quadriga Capital Management, Inc. or such controlling persons. The Registrant is prohibited from incurring the cost of any insurance covering any broader indemnification than that provided above. Advances of Registrant funds to cover legal expenses and other costs incurred as a result of any legal action initiated against QCM by a Limited Partner are prohibited unless specific court approval is obtained.

Item 15. *Recent Sales of Unregistered Securities*

On August 5, 2002, 10.073 Units in Series A and 10.003 Units in Series B of limited partnership were sold to Quadriga Capital Management in order to permit the filing of a Certificate of Limited Partnership. The sale of these Units was exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) thereof. No discounts or commissions were paid in connection with the sale, and no other offeree or purchaser was solicited. There have been no other unregistered sales of Units.

Item 16. *Exhibits and Financial Statement Schedules*

The following documents (unless otherwise indicated) are filed herewith and made a part of this Registration Statement.

(a) *Exhibits*

Exhibit Number	Description of Document
1.01	Form of Selling Agreement among each Series, Quadriga Capital Management, and the Selling Agent.
1.02	Form of Additional Selling Agreement among each Series, Quadriga Capital Management and the Additional Selling Agent.
3.01	Quadriga Superfund, L.P. Limited Partnership Agreement (included as Exhibit A to the Prospectus).
3.02	Certificate of Limited Partnership
5.01(a)	Opinion of Henderson & Lyman relating to the legality of the Units.
5.01(b)	Opinion of Henderson & Lyman with respect to federal income tax consequences.
10.01	Form of Customer Agreement between each Series and the Clearing Brokers.
10.02	Subscription Agreement and Power of Attorney (included as Exhibit D to Prospectus)
10.03	Form of Escrow Agreement between each Series and HSBC Bank USA.
23.02	Consents of KPMG LLP.

(b) *Financial Statement Schedules.*

No Financial Schedules are required to be filed herewith.

Item 17. *Undertakings*

(a) The undersigned registrant hereby undertakes (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement. (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. II-2 118 (b) The undersigned registrant hereby undertakes that: (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective. (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. (c) Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above, or otherwise, the registrant had been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Quadriga Capital Management, Inc., as general partner of the Registrant, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in St. George's, Grenada, West Indies, on the 10th day of January, 2003.

QUADRIGA SUPERFUND, L.P.

By: QUADRIGA CAPITAL MANAGEMENT, INC.
    General Partner

By: /s/ CHRISTIAN BAHA
    Title: President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person on behalf of Quadriga Capital Management in the capacity and on the date indicated.

SIGNATURES TITLE WITH REGISTRANT DATE
**(Being the principal executive officer, the principal financial
and accounting officer and a majority of the directors of Quadriga Capital Management, Inc.)**

QUADRIGA CAPITAL MANAGEMENT, INC.
Managing Owner of Registrant

By: /s/ CHRISTIAN BAHA
    Title: President

January 10, 2003

INDEX TO EXHIBITS

Exhibit Number	Description of Document
1.01	Form of Selling Agreement among each Series, Quadriga Capital Management, and the Selling Agent.
1.02	Form of Additional Selling Agreement among each Series, Quadriga Capital Management and the Additional Selling Agent.
3.01	Quadriga Superfund, L.P. Limited Partnership Agreement (included as Exhibit A to the Prospectus).
3.02	Certificate of Limited Partnership
5.01(a)	Opinion of Henderson & Lyman relating to the legality of the Units.
5.01(b)	Opinion of Henderson & Lyman with respect to federal income tax consequences.
10.01(a)	Form of Cargill Investor Services, Inc. Customer Agreement between each Series and the Clearing Brokers.
10.01(b)	Form of ADM Investor Services, Inc. Customer Agreement between each Series and the Clearing Brokers.
10.01(c)	Form of Fimat USA, Inc. Customer Agreement between each Series and the Clearing Brokers.
10.02	Subscription Agreement and Power of Attorney (included as Exhibit D to Prospectus)
10.03(a)	Form of Escrow Agreement between Series A and HSBC Bank USA.
10.03(b)	Form of Escrow Agreement between Series B and HSBC Bank USA.
23.02	Consent of KPMG LLP.
24.01	Consent of Rothstein, Kass & Company, P.C.